
03057161


Dreyer's

Dreyer's Grand Ice Cream, Inc.


SEC MAIL
RECEIVED
PROCESSING
APR 28 2003
WASH, D.C.
155
SECTION

Notice of Annual Meeting of Stockholders and Proxy Statement

and

2002 Annual Report on Form 10-K

This document includes Dreyer's Grand Ice Cream, Inc.'s Notice of Annual Meeting of Stockholders and Proxy Statement, and the 2002 Annual Report on Form 10-K. Both documents are presented here exactly as they were filed with the Securities and Exchange Commission. The 2002 Annual Report on Form 10-K is not to be regarded as proxy soliciting material or as a communication by means of which any solicitation is to be made except to the extent portions of the 2002 Annual Report on Form 10-K are incorporated by reference into the Proxy Statement.


Dreyer's

Dreyer's Grand Ice Cream, Inc.

Notice of Annual Meeting of Stockholders and Proxy Statement

Meeting of May 21, 2003

(This page intentionally left blank)


Dreyer's

Dreyer's Grand Ice Cream, Inc.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: *Why am I receiving these materials?*

A: The Company's Board of Directors is providing these proxy materials for you in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"), which will take place on May 21, 2003. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: *Why is the Company holding a 2003 Annual Meeting of Stockholders when it recently held a Special Meeting of Stockholders?*

A: Although the Company recently held a Special Meeting of Stockholders to solicit stockholder approval of the proposed Merger of the Company and Nestlé (as described further under "Introduction – Recent Events"), the Merger has not closed and may not close prior to the date of the 2003 Annual Meeting of Stockholders, May 21, 2003. Consequently, the Company is planning on holding its 2003 Annual Meeting to elect its Class III Directors, to serve until the earlier of the closing of the Merger, the 2006 Annual Meeting of Stockholders or until their successors are elected and qualified, and to approve the appointment of PricewaterhouseCoopers LLP as its independent public accountants to serve until the earlier of the closing of the Merger or December 27, 2003. If the Merger closes before May 21, 2003, the Annual Meeting will not be held.

Q: *What information is contained in these materials?*

A: The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002, proxy card and return envelope are also enclosed.

Q: *What proposals will be voted on at the Annual Meeting?*

A: There are two proposals scheduled to be voted on at the Annual Meeting:

- the election of three directors to Class III of the Board of Directors; and
- the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent public accountants.

Q: *What is the Company's voting recommendation?*

A: The Company's Board of Directors recommends that you vote your shares "FOR" each of the nominees to the Board of Directors; and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent public accountants.

Q: *What shares owned by me can be voted?*

A: All shares owned by you as of the close of business on April 7, 2003 (the "Record Date") may be voted by you. You may cast one vote per share of Common Stock that you held on the Record Date. These shares include shares that are: (1) held directly in your name as the stockholder of record and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or shares purchased through the Company's 401(k) Plan.

Q: *What is the difference between holding shares as a stockholder of record and as a beneficial owner?*

A: Most stockholders of the Company hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Mellon Investor Services, Inc., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by the Company. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting. The Company has enclosed a proxy card for you to use.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the Annual Meeting?"

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the Annual Meeting, the Company recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Shares held in street name may be voted in person by you if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Annual Meeting by Internet, telephone or completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for details.

Q: Can I change my vote?

A: You may change your proxy instructions at any time prior to the vote at the Annual Meeting. You may accomplish this by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy instructions) or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the ratification of PricewaterhouseCoopers LLP, you may vote "FOR," "AGAINST" or "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote "AGAINST." If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board. Any undirected shares that you hold in the Company's 401(k) Plan will be voted in proportion to the way the other 401(k) Plan stockholders vote their 401(k) Plan shares.

Q: What is the voting requirement to approve each of the proposals?

A: In the election for directors, the three persons receiving the highest number of "FOR" votes will be elected. The proposal regarding the ratification of the independent public accountants requires the affirmative "FOR" vote of a majority of those shares present and entitled to vote. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes, as described in the section entitled "Voting Information."

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: Where can I find the voting results of the 2003 Annual Meeting?

A: The Company will announce preliminary voting results at the Annual Meeting and publish final results in the Company's Quarterly Report on Form 10-Q for the second quarter of fiscal 2003.

PROXY STATEMENT

INTRODUCTION

This Proxy Statement is furnished to the stockholders of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"), by the Board of Directors of the Company (the "Board of Directors"), in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders of the Company to be held on Wednesday, May 21, 2003, and at all adjournments or postponements thereof (the "Annual Meeting"). The mailing address of the Company is 5929 College Avenue, Oakland, California 94618, and its telephone number is (510) 652-8187. The approximate date on which this Proxy Statement and the enclosed form of proxy are to be sent to stockholders is on or about April 25, 2003.

Recent Events

The Company has entered into an Agreement and Plan of Merger and Contribution dated June 16, 2002, as amended (the "Merger Agreement"), with New December, Inc. ("New Dreyer's"), December Merger Sub, Inc., Nestlé Holdings, Inc. ("Nestlé") and NICC Holdings, Inc. ("NICC Holdings") a wholly-owned subsidiary of Nestlé, to combine the Company with Nestlé's United States frozen dessert business. The combination (the "Merger") will result in both the Company and Nestlé Ice Cream Company, LLC ("NICC"), which holds Nestlé's United States frozen dessert business, becoming wholly-owned subsidiaries of New Dreyer's, a Delaware corporation formed by the Company to effect the transactions contemplated by the Merger Agreement. See "Executive Compensation – Other Relationships" below for additional information concerning the proposed Merger.

The Company held a Special Meeting of Stockholders on March 20, 2003, at which the Company's stockholders voted to approve the Merger and related transactions. Because the Merger has not closed as of the date of this Proxy Statement, the Company has scheduled an Annual Meeting to elect its Class III directors, to serve until the earlier of the closing of the Merger, the 2006 Annual Meeting of Stockholders or until their successors are elected and qualified, and to approve the appointment of PricewaterhouseCoopers LLP as its independent public accountants to serve until the earlier of the closing of the Merger or December 27, 2003. If the Merger closes before May 21, 2003, the Annual Meeting will not be held.

If the Merger is completed, each stockholder (other than Nestlé and its affiliates) who holds shares of the Company's Common Stock at the effective date of the Merger will receive one share of Class A Callable Puttable Common Stock of New Dreyer's for each share of the Company's Common Stock. Subject to the terms and conditions of the amended and restated certificate of incorporation of New Dreyer's, the holders of New Dreyer's Class A Callable Puttable Common Stock will be permitted to sell (put) some or all of their shares to New Dreyer's for $83.00 per share during two periods, the first beginning on December 1, 2005 and ending on January 13, 2006, and the second beginning on April 3, 2006 and ending on May 12, 2006. The New Dreyer's Class A Callable Puttable Common Stock will also be subject to redemption (call) by New Dreyer's at the request of Nestlé at $88.00 per share during a six-month period beginning on January 1, 2007 and ending on June 30, 2007. At the effective time of the Merger, NICC Holdings will contribute all of its ownership interest of NICC to New Dreyer's and will receive in exchange for such contribution, 55,001,299 shares of Class B Common Stock of New Dreyer's. The Class B Common Stock is similar to the Class A Callable Puttable Common Stock, except that it lacks the call and put features and has additional voting rights. The shares of the Company's Common Stock currently held by Nestlé will be converted into the same number of shares of Class B Common Stock of New Dreyer's. As of April 7, 2003, Nestlé owned approximately 23% of the Company's Common Stock on a diluted basis. If the Merger is completed, Nestlé and its affiliates will own approximately 67% of New Dreyer's Common Stock on a diluted basis.

Annual Report

The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 is being furnished concurrently with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. The Annual Report on Form 10-K is not to be regarded as proxy soliciting material or as a communication by means of which any solicitation is to be made.

Solicitation by the Board of Directors; Revocation of Proxies

The proxy in the form enclosed is solicited by the Board of Directors. Any person signing a proxy in the form accompanying this Proxy Statement, or voting via the Internet or by telephone, has the power to revoke the proxy or the vote either before the Annual Meeting or at the Annual Meeting before the vote on the matters presented at the Annual Meeting. A proxy may be revoked by a later proxy that is signed by the person who signed the earlier proxy and presented at the Annual Meeting or by attendance at the Annual Meeting and voting in person.

Costs of Solicitation

The entire cost of soliciting the proxies, including the printing and mailing of the proxy materials, will be borne solely by the Company. The Company has retained the services of ADP-Investor Communication Services to aid in the distribution and voting of proxies from brokers, bank nominees and other institutional owners. The Company estimates that it will pay ADP-Investor Communication Services $10,000 for its proxy-related services plus costs associated with the mailing of the proxy materials. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding proxy material to such beneficial owners.

Proxies may be solicited by directors, officers and regular employees of the Company personally or by telephone, the Internet, facsimile or mail. These services will be provided by such persons without additional compensation to them.

Voting of Board of Directors' Proxies

The shares represented by the Board of Directors' proxies will be voted **FOR** the election of the Board of Directors' nominees for Class III Directors, **FOR** the approval of PricewaterhouseCoopers LLP as independent public accountants for the 2003 fiscal year of the Company and at the discretion of the proxy holders on any other matters that may properly come before the Annual Meeting, unless there are contrary instructions indicated on a proxy.

Shares Outstanding, Voting Rights and Record Date

There were 35,036,152 shares of Common Stock ($1.00 par value) of the Company outstanding as of the close of business on April 7, 2003. Each share of Common Stock is entitled to one vote at the Annual Meeting. There are no cumulative voting rights.

Pursuant to the By-Laws of the Company, the Board of Directors has fixed the close of business on April 7, 2003, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting.

BOARD OF DIRECTORS

Nominees for Director

Under the Company's By-Laws and Certificate of Incorporation, the Board of Directors consists of eight directors and is divided into three classes, with each class having a term of three years. The directors of Class III will be elected at the Annual Meeting and will hold office until the earlier of the closing of the Merger, the 2006 Annual Meeting of Stockholders or until their respective successors are elected and qualified. The nominees constitute the current Class III members of the Board of Directors and each of their terms expires as of the date of the Annual Meeting.

The following brief statements contain biographical information about the nominees and the years they first became directors:

Director Year First Elected As Director Age	Principal Occupation and Other Information
William F. Cronk, III 1977 Age: 60	President, Dreyer's Grand Ice Cream, Inc. Mr. Cronk has served on the Board of Directors since the Company's incorporation in 1977. Since April 1981, he has served as the Company's President.
T. Gary Rogers 1977 Age: 60	Chairman of the Board of Directors and Chief Executive Officer, Dreyer's Grand Ice Cream, Inc. Mr. Rogers has served as the Chairman of the Board of Directors and Chief Executive Officer of the Company since its incorporation in 1977. Mr. Rogers is also a director of Levi Strauss & Company.
M. Steven Langman 1997 Age: 41	Managing Director, Rhône Group LLC. Mr. Langman joined the Board of Directors in 1997. In 1996, Mr. Langman founded and since that time has served as Managing Director of Rhône Group LLC, a private merchant banking firm. Prior to joining Rhône Group LLC, Mr. Langman was Managing Director of Lazard Frêres & Co. Mr. Langman joined Lazard in 1987. Before joining Lazard, Mr. Langman worked in the mergers and acquisition department of Goldman, Sachs & Co. Mr. Langman is also a director of NationsRent, Inc. and serves on the boards of several private companies controlled by Rhône Capital LLC, a private equity fund affiliated with Rhône Group LLC.

Continuing Directors

Directors Jan L. Booth and John W. Larson ("Class I") will hold office until the earlier of the closing of the Merger, the 2004 Annual Meeting of Stockholders or until their respective successors are elected and qualified. Directors Robert A. Helman, Edmund R. Manwell and Timothy P. Smucker ("Class II") will hold office until the earlier of the closing of the Merger, the 2005 Annual Meeting of Stockholders or until their respective successors are elected and qualified.

The following brief statements contain biographical information about each continuing director and the year they first became directors:

Director Year First Elected As Director Age	Principal Occupation and Other Information
Jan L. Booth 1997 Age: 52	Private Investor. Ms. Booth joined the Board of Directors in 1997. From 1988 to 1990, Ms. Booth was self-employed as a business consultant. Ms. Booth served as Vice President – Marketing of the Company from 1981 to 1987. Before joining the Company, Ms. Booth was employed by Crown Zellerbach's Consumer Products Division.
John W. Larson 1993 Age: 65	Private Investor. Mr. Larson joined the Board of Directors in 1993. From 1989 to early 1993, Mr. Larson served as Chief Operating Officer of The Chronicle Publishing Company, a privately-held, diversified media company. From 1984 to 1989, Mr. Larson was a General Partner of J.H. Whitney & Co., a venture capital and buyout firm. Prior to joining J.H. Whitney & Co., Mr. Larson was the Managing Director of the San Francisco office of McKinsey & Company, Inc. Mr. Larson is also a member of the Board of Control of Crown Pacific Partners, LP, a forest products concern.
Robert A. Helman 1998 Age: 69	Partner, Mayer, Brown, Rowe & Maw. Mr. Helman joined the Board of Directors in 1998. Mr. Helman became a partner at Mayer, Brown & Platt in 1967. Prior to 1967, Mr. Helman was an associate and partner in the law firm of Isham, Lincoln & Beale. Mr. Helman is also a director of Northern Trust Corporation and TC Pipelines GP, Inc., the General Partner of TC Pipelines, LP, both publicly traded companies.

Edmund R. Manwell 1981 Age: 60	Partner, Manwell & Schwartz. Mr. Manwell has served as Secretary of the Company since its incorporation in 1977 and as a member of the Board of Directors since April 1981. Mr. Manwell is a partner in the law firm of Manwell & Schwartz.
Timothy P. Smucker 1997 Age: 58	Chairman and Co-Chief Executive Officer, The J.M. Smucker Company. Mr. Smucker has been employed by The J.M. Smucker Company, a food products manufacturer, for over 32 years. Mr. Smucker has been the chairman of The J.M. Smucker Company since 1987 and its co-chief executive officer since February 2001. He has been a director of The J.M. Smucker Company since 1973 and is also a director of Huntington BancShares Incorporated, a regional bank holding company.

Committees of the Board

Committees of the Board of Directors are as follows:

Compensation Committee

The Compensation Committee is currently composed of the following six directors, none of whom are employees of the Company in any capacity: Ms. Booth; Mr. Helman; Mr. Langman; Mr. Larson; Mr. Manwell (Chairman); and Mr. Smucker. The Compensation Committee makes recommendations to the Board of Directors with respect to the salaries and bonuses and other forms of remuneration to be paid to the Chief Executive Officer and the President of the Company and the terms and conditions of their employment. In addition, the Compensation Committee is the Administrator of the Company's: (a) Section 423 Employee Stock Purchase Plan (1990); (b) Employee Secured Stock Purchase Plan (1990); (c) Stock Option Plan (1992) (the "1992 Plan"); and (d) Stock Option Plan (1993) (the "1993 Plan").

Audit Committee

The Audit Committee is currently composed of the following five directors, each of whom, in the judgment of the Board of Directors, is an "independent director" as defined in the listing standards for The Nasdaq Stock Market: Ms. Booth; Mr. Helman; Mr. Langman; Mr. Larson (Chairman); and Mr. Smucker. The Audit Committee meets on the call of the Chairman of the Audit Committee and at the request of the independent public accountants and, on at least one occasion each year, meets with the independent public accountants to discuss: (1) the scope of the audit engagement, including the range and cost of audit and non-audit services; (2) the results of each annual audit and the financial statements and notes included in the Company's Annual Report on Form 10-K; and (3) other matters pertaining to the audit, including the Company's accounting policies and internal controls. The Committee is also responsible for engaging, subject to submission to the stockholders for their approval, independent public accountants to audit the Company's financial statements, as well as advising the Board of Directors with respect to the scope of the audit, the Company's accounting policies and internal controls.

Other Committees

The Company has no nominating committee nor does any other committee perform the functions of such a committee.

Attendance at Board and Committee Meetings

During fiscal 2002, there were seven special meetings of the Board of Directors. The Compensation Committee met one time and the Audit Committee met four times. During fiscal 2002, no director other than Mr. Langman attended fewer than 75% of the total number of meetings of the Board of Directors and all of the committees of the Board of Directors on which such director served during that period. Mr. Langman did not participate in a number of meetings related to the Merger due to his relationship with Nestlé. Had Mr. Langman been able to participate, he would have attended more than 75% of the Board and Committee meetings.

Remuneration of Directors

For fiscal 2002, each director's compensation consisted of an annual retainer fee of $10,000 and a fee of $6,000 for each meeting of the Board of Directors attended. In addition, each member of the Audit Committee and the

Compensation Committee received an annual retainer fee of $4,000. The Company also reimburses the reasonable travel expenses of a director to attend board meetings. The Board of Directors generally meets four times per year and each committee meets at least annually and more frequently if requested by any member. Employee directors receive no compensation as directors. Members of the Board of Directors who were not employees of the Company (each a "Non-Employee Director") received an option to purchase 10,000 shares of the Company's Common Stock on the date the 1993 Plan was approved by the Company's stockholders or received such an option upon appointment to the Board of Directors, if appointment occurred subsequent to such approval. In addition, each Non-Employee Director is awarded a stock option to purchase 3,000 shares of the Company's Common Stock annually on May 11, the anniversary of the date that the 1993 Plan was approved by the Company's stockholders. However, under the terms of the Merger Agreement, no options will be awarded to a Non-Employee Director in 2003 unless the Merger does not close or the Merger Agreement expires or is otherwise terminated.

Audit Committee Report

Role of the Audit Committee

The Audit Committee operates under a written charter, which was approved in its present form by the Board of Directors on November 8, 2002. A copy of the charter is attached as Appendix A to this Proxy Statement. Each of the members of the Audit Committee is independent as defined under the listing standards of the Nasdaq Stock Market. The primary function of the Audit Committee is to provide oversight on behalf of the Board of Directors with respect to the integrity of the financial reports and other financial information provided by the Company to any governmental body or to the public, and on the Company's compliance with legal and regulatory requirements. The Audit Committee's powers and duties include the following: (1) reviewing the Company's audited financial statements and interim unaudited financial statements and related footnotes and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operation to be included in the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q; (2) reviewing the Company's accounting procedures and systems of internal controls; (3) conferring with the independent public accountants and management concerning the scope of the audit and other matters pertaining to the audit, including the Company's accounting procedures and internal controls; (4) reviewing the performance of the Company's independent public accountants; (5) annually reviewing the powers and duties of the Audit Committee and making recommendations to the Board of Directors on these responsibilities; (6) reviewing and approving all related-party transactions; (7) establishing procedures for the receipt, retention and treatment of confidential complaints received by the Company regarding accounting, internal accounting controls or auditing matters; (8) adopting a Code of Ethics for the Chief Executive Officer and senior financial officers and establishing procedures relating to the Code of Ethics; and (9) providing an open avenue of communication among the Board of Directors, the financial management of the Company and the independent public accountants.

The Audit Committee is responsible for retaining the Company's independent public accountants, evaluating their independence, qualifications and performance and approving the engagement of the independent public accounting firm for all audit and non-audit services. Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, the system of internal controls, and procedures designed to insure compliance with applicable laws and regulations. The Company's independent public accountants are responsible for auditing the financial statements. The Audit Committee meets with such independent public accountants and management to review the scope and the results of the annual audit, the Company's audited financial statements and other related matters as set forth in the charter. However, the members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and the Audit Committee's role does not include providing to stockholders, or others, special assurances regarding such matters. While it is believed that the Audit Committee's activities are beneficial because they provide an ongoing oversight on behalf of the Board of Directors, they do not alter the traditional roles and responsibilities of the Company's management and independent public accountants with respect to the accounting and control functions and financial statement presentation.

Review of the Company's Audited Financial Statements for the Fiscal Year Ended December 28, 2002

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 28, 2002 with the Company's management. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Company's independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee has discussed the independence of PricewaterhouseCoopers LLP with them as required and has determined that the provision of services rendered by PricewaterhouseCoopers LLP is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 for filing with the Securities and Exchange Commission (the "SEC").

Submitted by the Audit Committee:

John W. Larson, Chairman
Jan L. Booth
Robert A. Helman
M. Steven Langman
Timothy P. Smucker

The foregoing Audit Committee Report shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference.

Audit and Other Fees

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for professional services for the audit of the Company's annual consolidated financial statements for fiscal 2002 and the review of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q for fiscal 2002 totaled $331,000.

All Other Fees

The aggregate fees billed to the Company for all other services rendered by PricewaterhouseCoopers LLP for fiscal 2002, including fees for tax compliance services and tax consulting involving mergers and acquisitions, tax credits and incentives, state and local taxes, tax audits, executive tax return services, filing of the Form S-4 Registration Statement filed with the SEC for the Merger, and integration planning work related to the Merger, totaled $1,903,400.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of April 7, 2003, concerning the beneficial ownership of the Company's Common Stock by each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), who is known to the Company to be the beneficial owner of more than five percent of such class:

Name and Address of Beneficial Owner	Amount of Beneficial Ownership*	Percent of Class*
Nestlé Holdings, Inc. (1) c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	9,563,016	27.29%
T. Gary Rogers (2)(3) 5929 College Avenue Oakland, California 94618	3,729,165	10.37
William F. Cronk, III (4)(5) 5929 College Avenue Oakland, California 94618	2,548,182	7.02

* The amounts and percentages indicated as beneficially owned were calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act which provides that beneficial ownership of a security is acquired by a person if that person has the right to acquire beneficial ownership of such security within 60 days through the exercise of a right such as the exercise of an option or the conversion of a convertible security into Common Stock. Any securities not outstanding which are subject to options or conversion privileges are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the person who owns the option or conversion privilege but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person.

(1) Nestlé Holdings, Inc. ("Nestlé"), a wholly-owned subsidiary of Nestlé S.A. ("Nestlé SA"), has sole voting power and sole investment power with respect to all of these shares; provided however, that because Nestlé SA and Nestlé have filed a joint statement on Schedule 13D, Nestlé SA may be deemed to have sole voting power and sole investment power with respect to these shares.

(2) Included in this number are: (a) options to purchase 203,960 shares of Common Stock under the 1992 Plan exercisable within 60 days; and (b) options to purchase 735,760 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(3) Included in this number are 2,567,072 and 200,000 shares which are held directly by the Rogers Revocable Trust and the Four Rogers Trust, respectively, and for which Mr. Rogers and his wife serve as co-trustees. Mr. Rogers and his wife share the voting and investment power with respect to such shares. Also included in this number are 22,373 shares held in Mr. Rogers' account in the Dreyer's Grand Ice Cream, Inc. Savings Plan, a 401(k) plan.

(4) Included in this number are: (a) options to purchase 203,960 shares of Common Stock under the 1992 Plan exercisable within 60 days; and (b) options to purchase 1,044,300 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(5) Included in this number are 1,299,922 shares which are held directly by the Cronk Revocable Trust, for which Mr. Cronk and his wife serve as co-trustees. Mr. Cronk and his wife share the voting and investment power with respect to such shares. Excluded from this number are 84,000 shares held in irrevocable trusts for the benefit of Mr. Cronk's adult sons. Neither Mr. Cronk nor his wife have voting or investment power with respect to these 84,000 shares, and Mr. Cronk and his wife disclaim beneficial ownership of all of the shares held in these irrevocable trusts.

Security Ownership of Management

The following table sets forth information as of April 7, 2003, concerning the beneficial ownership of the Company's Common Stock by each director of the Company, the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the five officers are referred to as the "Named Executive Officers"), and all directors and executive officers of the Company as a group. Except as otherwise noted, each person has sole voting and sole investment power with respect to the shares shown:

Name of Beneficial Owner	Amount of Beneficial Ownership*	Percent of Class**
T. Gary Rogers (1)(2)	3,729,165	10.37%
William F. Cronk, III (3)(4)	2,548,182	7.02
Thomas M. Delaplane (5)	303,831	**
William R. Oldenburg (6)	167,056	**
Timothy F. Kahn (7)	96,774	**
Edmund R. Manwell (8)	82,000	**
John W. Larson (8)(9)	65,500	**
Jan L. Booth (10)(11)	35,000	**
Timothy P. Smucker (11)	30,000	**
M. Steven Langman (11)	28,000	**
Robert A. Helman (12)	25,000	**
Directors and executive officers as a group (12 persons)(13)	7,307,328	19.21

* The amounts and percentages indicated as beneficially owned were calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act which provides that beneficial ownership of a security is acquired by a person if that person has the right to acquire beneficial ownership of such security within 60 days through the exercise of a right such as the exercise of an option or the conversion of a convertible security into Common Stock. Any securities not outstanding which are subject to options or conversion privileges are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the person who owns the option or conversion privilege but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person.

** Less than one percent.

(1) Included in this number are: (a) options to purchase 203,960 shares of Common Stock under the 1992 Plan exercisable within 60 days; and (b) options to purchase 735,760 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(2) Included in this number are 2,567,072 and 200,000 shares which are held directly by the Rogers Revocable Trust and the Four Rogers Trust, respectively, and for which Mr. Rogers and his wife serve as co-trustees (Mr. Rogers and his wife share the voting and investment power with respect to such shares). Also included in this number are 22,373 shares held in Mr. Rogers' account in the Dreyer's Grand Ice Cream, Inc. Savings Plan, a 401(k) plan.

(3) Included in this number are: (a) options to purchase 203,960 shares of Common Stock under the 1992 Plan exercisable within 60 days; and (b) options to purchase 1,044,300 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(4) Included in this number are 1,299,922 shares which are held directly by the Cronk Revocable Trust for which Mr. Cronk and his wife serve as co-trustees (Mr. Cronk and his wife share the voting and investment power with respect to such shares). Excluded from this number are 84,000 shares held in irrevocable trusts for the benefit of Mr. Cronk's adult sons. Neither Mr. Cronk nor his wife have voting or investment power with respect to these 84,000 shares, and Mr. Cronk and his wife disclaim beneficial ownership of all of the shares held in these irrevocable trusts.

(5) Included in this number are: (a) 40,454 shares which are held by Mr. Delaplane and his wife as co-trustees of the Delaplane Family Trust (Mr. Delaplane and his wife share the voting and investment power with respect to such shares); (b) options to purchase 3,240 shares of Common Stock under the 1992 Plan exercisable within 60 days; (c) options to purchase 226,260 shares of Common Stock under the 1993 Plan exercisable within 60 days; (d) 33,307 shares held in Mr. Delaplane's account in the Dreyer's Grand Ice Cream, Inc. Savings Plan, a 401(k) plan; and (e) 570 shares held in Mr. Delaplane's name.

(6) Included in this number are: (a) options to purchase 120,980 shares of Common Stock under the 1993 Plan exercisable within 60 days; and (b) 46,076 shares held by the William R. Oldenburg and Deborah Oldenburg Trust (Mr. Oldenburg and his wife share the voting and investment power with respect to such shares).

(7) This number represents options to purchase 96,774 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(8) Included in this number are options to purchase 34,000 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(9) Included in this number are 31,500 shares held directly by trusts for the benefit of Mr. Larson's adult children for which Mr. Larson serves as trustee.

(10) Included in this number are: (a) 4,000 shares held directly by the Herrero/Booth Revocable Trust for which Ms. Booth and her husband serve as co-trustees and share the voting and investment power with respect to such shares; and (b) 3,000 shares held by the Herrero Contractors, Inc. Employee Profit Sharing and Retirement Plan & Trust, for which Ms. Booth's husband serves as a co-trustee and is a plan participant. Ms. Booth and her husband disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(11) Included in this number are options to purchase 28,000 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(12) This number represents options to purchase 25,000 shares of Common Stock under the 1993 Plan exercisable within 60 days.

(13) Included in this number are: (a) options to purchase 436,554 shares of Common Stock under the 1992 Plan exercisable within 60 days; and (b) options to purchase 2,571,250 shares of Common Stock under the 1993 Plan exercisable within 60 days.

Equity Compensation Plan Information

The Company currently maintains two compensation plans which provide for the issuance of Common Stock to officers and other employees, directors and consultants. These consist of the 1992 Plan and 1993 Plan, which have been approved by stockholders. The following tables sets forth the information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 28, 2002:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (excluding securities referenced in column (a))[1]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,345,000	$18.70	838,000
Equity compensation plans not approved by security holders			
Total	5,345,000	$18.70	838,000

(1) In May 2001, the Company's stockholders approved an amendment to the 1993 Stock Option Plan to increase the number of shares reserved for issuance thereunder by 848,425 shares on the date of each annual meeting of stockholders, beginning in 2001 and ending with the 2005 annual meeting. However, pursuant to the terms of the Merger Agreement, if the Merger is completed, no additional options or awards with respect to the Company's Common Stock will be granted under the Company's stock option plans. If the Merger is not completed or the Merger Agreement expires or is otherwise terminated, then these options will be available for grant and the Company will reserve an additional 848,425 shares for issuance annually through 2005 in accordance with the 1993 Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 (required by Section 16(a) in the event of failure to comply with certain filing requirements) were required for those persons, the Company believes that during fiscal 2002 its officers, directors, and greater than 10% beneficial owners complied with all applicable filing requirements.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table shows compensation information during each of the Company's last three fiscal years for the Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation: Salary(1) ($)	Annual Compensation: Bonus(2) ($)	Annual Compensation: Other Annual Compensation(3)(4) ($)	Long-Term Compensation Awards: Securities Underlying Options (#)	All Other Compensation(5) ($)
T. Gary Rogers	2002	813,863	615,000	71,020	69,740	18,800
Chairman of the Board and	2001	777,356	-0-	N/A	83,210	14,800
Chief Executive Officer	2000	731,116	-0-	52,774	119,350	14,832
William F. Cronk, III	2002	813,863	615,000	59,076	69,740	18,800
President	2001	777,356	-0-	52,955	83,210	14,800
	2000	731,116	-0-	55,614	119,350	14,800
Timothy F. Kahn	2002	456,233	302,238	N/A	23,920	14,400
Vice President - Finance and	2001	408,205	73,125	N/A	28,190	9,950
Administration and Chief Financial Officer	2000	369,672	121,875	N/A	41,950	9,950
Thomas M. Delaplane	2002	446,493	292,500	N/A	23,920	18,800
Vice President - Sales	2001	425,753	78,975	N/A	28,190	14,800
	2000	400,560	131,625	N/A	41,950	14,800
William R. Oldenburg	2002	446,493	292,500	N/A	23,920	18,800
Vice President - Operations	2001	425,753	78,975	N/A	28,190	14,800
	2000	400,560	131,625	N/A	41,950	14,800

---

(1) Includes amounts contributed by the officers to the salary deferral portion of the Savings Plan.

(2) Includes amounts paid under the Company's Incentive Bonus Plan.

(3) No disclosures for fiscal years 2002, 2001 and 2000 are made for Messrs. Oldenburg, Delaplane and Kahn and no disclosure is made for Mr. Rogers in 2001, under Other Annual Compensation, as the aggregate incremental compensation otherwise reportable in this column for each of these individuals is less than the smaller of $50,000, or 10% of the respective officer's combined salary and bonus for such fiscal years.

(4) The amount reported for Mr. Rogers for 2002 and 2000 includes: $30,000 paid in each year to PricewaterhouseCoopers LLP for tax and accounting services rendered on behalf of Mr. Rogers; and $31,455 and $22,150, respectively for Mr. Rogers' use of a Company automobile. The amount reported for Mr. Cronk for 2002, 2001 and 2000 includes: $30,000 paid in each year to PricewaterhouseCoopers LLP for tax and accounting services rendered on behalf of Mr. Cronk; and $23,086, $21,869 and $25,614, respectively, for Mr. Cronk's use of a Company automobile.

(5) For each Named Executive Officer, the amounts reported include contributions by the Company of $10,000 in 2002 and $8,500 in 2001 and 2000 to the Dreyer's Grand Ice Cream, Inc. Money Purchase Pension Plan. For each Named Executive Officer, except for Mr. Kahn, the amounts reported include contributions by the Company of $8,800 in 2002 and $6,300 in 2001 and 2000 to the Savings Plan. For Mr. Kahn, the amounts reported include contributions by the Company of $4,400 in 2002, and $3,150 in each of 2001 and 2000 to the Savings Plan.

Stock Options

The following table provides information concerning the grant of stock options made during fiscal 2002 to the Named Executive Officers:

Option Grants in the Last Fiscal Year

	Individual Grants				
Name	Number of Securities Underlying Options Granted(#)(1)	Percent of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/Per Share)	Expiration Date	Grant Date Present Value($)(2)
T. Gary Rogers	69,740	10.32	39.395	2/7/12	1,287,400
William F. Cronk, III	69,740	10.32	39.395	2/7/12	1,287,400
William R. Oldenburg	23,920	3.54	39.395	2/7/12	441,563
Thomas M. Delaplane	23,920	3.54	39.395	2/7/12	441,563
Timothy F. Kahn	23,920	3.54	39.395	2/7/12	441,563

---

(1) All options granted pursuant to the 1993 Plan automatically vested when the Board of Directors approved the Merger Agreement on June 14, 2002. However, all of the Named Executive Officers, except Mr. Cronk, executed employment agreements in connection with the Merger Agreement that included a provision that waived their rights to this accelerated vesting of their stock options which were unvested at the time the Board of Directors approved the Merger Agreement (the deferred options). The deferred options will vest in three equal annual installments beginning on the first anniversary of the completion of the Merger, subject to acceleration in certain cases as described in "Employment Contracts, Employment Termination and Change of Control Arrangements." If the Merger is not completed, or if the Merger Agreement expires or is otherwise terminated, then the employment agreements and waivers will terminate and the deferred options will become immediately exercisable. The options granted under the 1993 Plan expire 10 years from the date of grant, terminate within various periods ranging from three to 24 months after the employee's termination of employment, death or disability, and are non-transferable except by will or the laws of descent and distribution. The exercise price of options granted under the 1993 Plan equaled the fair market value of the shares of the Company's Common Stock on the date of grant.

(2) Grant date present value was calculated using the Black-Scholes option-pricing model. For the options granted, the following assumptions were used in the Black-Scholes valuation calculation: dividend yield of 0.61%, risk-free rate of return of 4.72%, six-year expected term and an expected volatility of 44.38%. The annual dividend yield equals the quotient of the fiscal 2002 annual dividend of $0.24 per share divided by the per share stock price on the date of grant. The expected volatility used was based on the monthly closing price of the Company's Common Stock over a three-year period. The risk-free rate is the yield on a U.S. Treasury Zero Coupon Strip Bond with a maturity equal to the expected term of the grant. The approach used in developing the assumptions upon which the Black-Scholes calculations were based is consistent with the requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The value calculated by use of this model should not be viewed in any way as a forecast of the future performance of the Company's Common Stock.

If the Merger is completed, each outstanding option to purchase the Company's Common Stock under the Company's existing stock option plans will, at the completion of the Merger, be converted into an option to acquire:

- prior to the date that New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or prior to the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., that number of shares of New Dreyer's Class A Callable Puttable Common Stock equal to the number of shares of the Company's Common Stock subject to the option immediately prior to the completion of the Merger, at the price or prices per share in effect immediately prior to the completion of the Merger.

- at or after the date New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or after the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., the same consideration that the holder of the options would have received had the holder exercised the stock options prior to the redemption or short form merger and received consideration in respect of the shares of Class A Callable Puttable Common Stock under the redemption or short-form merger at the price or prices in effect at that time.

The New Dreyer's stock options will otherwise be subject to the same terms and conditions applicable to the original options to purchase the Company's Common Stock immediately prior to the completion of the Merger.

The following table provides information on option exercises in fiscal 2002 by the Named Executive Officers and the value of such officers' unexercised in-the-money options as of December 28, 2002:

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

	Number of Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at FY-End(#)		Value of Unexercised In-The-Money Options at FY-End($)	
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
T. Gary Rogers	-0-	-0-	939,720	308,540	52,728,350	14,016,091
William F. Cronk, III	-0-	-0-	1,248,260	-0-	66,744,441	-0-
Timothy F. Kahn	-0-	-0-	96,774	111,228	5,072,571	5,065,335
Thomas M. Delaplane	15,000	393,750	229,500	105,400	12,755,276	4,786,611
William R. Oldenburg	-0-	-0-	120,980	105,400	6,591,147	4,786,611

Performance Graph

The following graph shows the cumulative total return on the Company's Common Stock compared to the Standard & Poor's 500 Index ("S&P 500 Index") and the Standard & Poor's Packaged Foods & Meats 500 Index ("S&P 500 Packaged Foods & Meats Index") over the five-year period from December 27, 1997 through December 28, 2002. The S&P 500 Foods Index, which has been used in the past by the Company, was discontinued at the end of 2001. The Company has selected the S&P 500 Packaged Foods & Meats Index to replace the S&P 500 Foods Index and provides information for the cumulative total return for that index for the entire period covered by the graph.

Comparison of Five-Year Cumulative Total Return*
Among Dreyer's Grand Ice Cream, Inc., the S&P 500 Index and
the S&P 500 Packaged Foods & Meats Index


TOTAL SHAREHOLDER RETURNS
Dollars
350
300
250
200
150
100
50
0
12/27/1997
12/26/1998
12/25/1999
12/30/2000
12/29/2001
12/28/2002
DREYER'S GRAND ICE CREAM INC
S&P 500 INDEX
S&P 500 PACKAGED FOODS & MEATS

	12/27/97	12/26/98	12/25/99	12/30/00	12/29/01	12/28/02
Dreyer's Grand Ice Cream, Inc.	100.00	62.24	72.84	145.84	178.59	323.64
S&P 500 Index	100.00	132.92	160.07	146.59	130.62	100.12
S&P 500 Packaged Foods & Meats Index	100.00	113.09	87.10	110.39	113.18	115.26

* *Assumes $100 investment on December 27, 1997, in each of the Company, the S&P 500 Index and the S&P 500 Packaged Foods & Meats Index, including the reinvestment of dividends.*

Employment Contracts, Employment Termination and Change of Control Arrangements

In connection with the Merger Agreement, on June 16, 2002, the Company entered into employment agreements with T. Gary Rogers, chief executive officer of the Company; Thomas M. Delaplane, vice president of sales of the Company; Timothy F. Kahn, vice president of finance and administration and chief financial officer of the Company; William R. Oldenburg, vice president of operations of the Company; and J. Tyler Johnston, vice president of marketing of the Company. Under the employment agreements, the executive officers will continue to serve the Company and New Dreyer's in their respective capacities as of the date the Merger is completed. Each employment agreement will go into effect the day the Merger is completed and will be effective for three years after the completion of the transactions or until January 1, 2006, whichever period is longer. If the Merger is not completed or if the Merger Agreement expires or is otherwise terminated, the employment agreements will terminate.

During his employment under the new employment agreement, Mr. Rogers will continue to have full authority to operate the day-to-day business affairs of New Dreyer's to the same extent as he did the Company prior to the completion of the Merger, and will devote substantially his full time and attention to the business and affairs of the

Company and New Dreyer's. During their employment under the employment agreements, the other executive officers will have substantially the same positions, authority, duties and responsibilities as those they held immediately preceding the completion of the transactions, and will devote substantially their full time and attention to the business and affairs of the Company and New Dreyer's. The executive officers' services will be performed at the Company's current headquarters or at a new location within 30 miles of the Company's current location.

Each executive officer's base salary during the term of his employment agreement will be not less than his annual base salary as in effect on the date the employment agreement was signed, as it may be increased in accordance with the Company's normal salary adjustment practices in March 2003. In addition, the executive officer will be awarded an annual cash bonus on terms and conditions not less favorable than those in effect as of the date the employment agreement was signed. The executive officer also will be offered long-term incentive compensation opportunities comparable to those currently provided to the executive officer by the Company through stock options. In addition, the executive officer will be entitled to other benefits and prerequisites on par with other executives of New Dreyer's, and not less favorable than those provided to the executive officer on the date the employment agreement was signed.

If the executive officer's employment is terminated by New Dreyer's for cause, or by the executive officer without "good reason" as defined in the employment agreement, the executive officer will receive a lump-sum payment of any accrued but unpaid base salary, annual bonus and vacation pay and the executive officer's unvested stock options that were deferred under the employment agreement will be forfeited.

If New Dreyer's terminates the executive officer's employment other than for death, disability, or cause, or if the executive officer resigns for good reason, the executive officer will:

- receive a lump-sum payment of:
  - his base salary for the remaining term of the employment agreement;
  - an amount equal to the annual bonus percentage that applies if all performance targets are met at 100%, times the total amount of his base salary for the remaining term of the employment agreement; and
  - the value of additional 401(k) benefits he would have received had he continued to be employed by the Company for the remaining term of the employment agreement;
- receive any accrued but unpaid base salary, vacation pay and annual bonus as of the date of termination;
- continue to earn long-term incentive compensation, on the same terms as if the executive officer's employment had not been terminated, for the remaining term of the employment agreement;
- be entitled to receive welfare and fringe benefits for the remaining term of the employment agreement; and
- be entitled to immediate vesting of the stock options that were deferred under the employment agreement, with continued exercisability as provided by their terms, or, if longer, for the put period as described under "Recent Events" on page 5.

New Dreyer's will pay the executive officer's legal fees and expenses incurred in any contest involving the employment agreement, unless the court hearing the contest in question finds that the executive officer's claim was frivolous or maintained in bad faith. New Dreyer's also will provide outplacement services to the executive officer. If any payments or benefits the executive officer receives are subject to the United States federal excise tax on excess parachute payments under Section 4999 of the Internal Revenue Code, he will receive an additional payment to restore him to the after-tax position that he would have been in if the United States federal excise tax had not been imposed.

If the employment of each of the Company's executive officers were terminated by New Dreyer's without cause or the executive were to terminate his employment for good reason immediately after the completion of the transactions, the estimated lump-sum payment (consisting of the base salary, annual bonus and 401(k) benefit amounts) that would be payable to the executive officers under the employment agreements, based on certain assumptions and currently available information, would be: $4,311,300 for Mr. Rogers; $2,233,800 for Mr.

Delaplane; $2,304,900 for Mr. Kahn; $2,233,800 for Mr. Oldenburg; and $2,085,300 for Mr. Johnston. Such lump sum payment estimates do not include the long term incentive compensation such executive officers would be entitled to continue to earn for the remaining term of the employment agreements because the payout targets and amounts under the long term incentive compensation program have not yet been determined. The payout targets and amounts will be determined following the closing of the Merger.

Each employment agreement includes a waiver by the executive officer of the accelerated vesting of the executive officer's unvested stock options as a result of the approval of the Merger by the Board of Directors. Under the employment agreement, these stock options will vest, instead, in three equal annual installments beginning on the first anniversary of the completion of the Merger, subject to acceleration in certain cases as described above. If the Merger is not completed, or if the Merger Agreement expires or is otherwise terminated, then the waiver of vesting by the executive officer will be void, and the stock options will become vested, unless the executive officer expressly reaffirms the waiver of vesting in connection with another change in control.

Compensation Committee Report on Executive Compensation

Pursuant to regulations adopted by the SEC in October 1992, the Compensation Committee is required to disclose its bases for compensation of the Named Executive Officers and to discuss the relationship between the Company's performance during the last fiscal year and such compensation. The Compensation Committee notes that except in its capacity as Plan Administrator of the 1992 Plan and the 1993 Plan, the Compensation Committee does not establish compensation for the Named Executive Officers (or any other executive officer of the Company) except the Chief Executive Officer and the President. Except for stock option grants, the compensation of the Company's executive officers (including the Named Executive Officers other than the Chief Executive Officer and the President) is determined by the Chief Executive Officer and the President in their sole discretion.

The Chief Executive Officer's and the President's aggregate compensation is comprised of three principal components: base salary, bonus and stock options. While the Compensation Committee does not review any particular quantitative issues in establishing the Chief Executive Officer's and the President's base salaries specifically and total compensation generally, the Compensation Committee does consider two principal factors which are evenly weighted in its deliberations: (1) performance of the Company measured by the long-term growth of the Company's income; and (2) the roles of the Chief Executive Officer and the President in achieving the Company's performance. The Compensation Committee reviewed an executive compensation survey prepared by Watson Wyatt Worldwide in determining the compensation of the Chief Executive Officer and the President for fiscal 2002. The Compensation Committee believes that each of the Chief Executive Officer's and the President's base salaries for fiscal 2002 appropriately reflects the satisfactory long-term performance of the Company and each of their roles in the Company's performance and is competitive with the salaries of their counterparts at other companies of similar size and history (although such other companies are not necessarily companies which are represented in the indices described under the caption "Performance Graph" on page 18).

For fiscal 2002, the Compensation Committee determined that the bonus compensation of the Chief Executive Officer and the President should be based upon the Company's profit plan earnings per share (the "Profit Plan"). If 80% of the Profit Plan were to be achieved for fiscal 2002, then 80% of the bonus opportunity (75% of the officer's base salary) for the Chief Executive Officer and the President would be paid, and if more than 80% of the Profit Plan were to be achieved, additional bonus would be paid. For fiscal 2002, the Profit Plan was exceeded, and therefore, bonuses were earned by the Chief Executive Officer and the President for fiscal 2002.

In awarding options under the 1993 Plan, the Compensation Committee has adopted a policy pursuant to which: (1) Messrs. Rogers and Cronk will receive options to purchase shares of the Company's Common Stock with a current market value equal to three and one-half times their annual base salary; (2) all other Named Executive Officers (and the other Vice President of the Company) will receive options to purchase the Company's Common Stock with a current market value equal to two and one-quarter times the average annual base salary of vice presidents of the Company; (3) approximately 20 executive staff members will receive options to purchase shares of the Company's Common Stock with a current market value equal to one and one-quarter times their individual annual base salary; and (4) approximately 75 management staff members will receive options to purchase shares of the Company's Common Stock with a current market value equal to three-quarter times their individual annual base salary. In addition, the Compensation Committee may, at its discretion from time to time, grant to other employees options to purchase 1,000 shares of the Company's Common Stock. The size of the option grants included in the Compensation Committee's policy are competitive with a 2000 survey of competitive practice in diversified companies received from the Company's compensation consultants, Watson Wyatt Worldwide (which surveys included some companies which are represented in the indices described under the caption "Performance Graph" on page 18). All stock option grants awarded by the Compensation Committee in fiscal 2002 were consistent with the Compensation Committee's stated policies.

The Compensation Committee has also adopted a policy whereby key executive employees of the Company and its subsidiaries may, at the Compensation Committee's discretion, be offered the opportunity to receive options, in lieu of current cash compensation, including bonuses, to purchase shares of the Company's Common Stock (the "Income Swap Plan"). Options granted in exchange for cash compensation are non-qualified options and may be granted under either the 1992 Plan or the 1993 Plan. The exchange ratio used to determine the proper number of shares to be subject to such options is based on the Black-Scholes valuation method. The exercise price of options granted under the Income Swap Plan is set at the current fair market value of the Company's Common Stock as of the date of grant. The vesting of options granted by the Compensation Committee under the Income Swap Plan depends on whether the options are granted under the 1992 Plan or the 1993 Plan. Options granted under the 1992 Plan begin vesting two years from the date of grant and may be exercised only as to 40% of the optioned shares after two years from the date of grant and as to an additional 20% after each of the succeeding three years. Options granted under the 1993 Plan in connection with the Income Swap Plan vest six months from the date of grant. Options granted under the Income Swap Plan are exercisable for cash or by exchanging previously acquired shares of the Company's Common Stock. Further, any tax withholding requirement can be satisfied through surrender of the Company's Common Stock previously acquired by the employee. Options granted under the 1993 Plan in connection with the Income Swap Plan may have a "reload" feature which would result in the option holder receiving, upon the exercise of such option, a "reload" grant equal to the number of shares of Common Stock utilized to pay the exercise price and/or tax withholdings. If granted, the "reload" options will have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant of the "reload" option and an exercise term equal to the remaining term of the option exercised. No options were granted in 2002 under the Income Swap Plan, and pursuant to the terms of the Merger Agreement, no options will be awarded unless the Merger Agreement expires or is otherwise terminated or if the Merger does not close.

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of one million dollars paid to the Company's Chief Executive Officer and to any of its four other highest paid executive officers. However, certain performance-based compensation, such as stock options granted under the Company's stock option plans, are specifically exempt from the limitation on deductibility. To date, no employee of the Company has been paid compensation in excess of one million dollars (as defined in Section 162(m)) that would be subject to the Section 162(m) limitation. While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee's overall compensation philosophy. The Committee's general intention is to establish executive officer compensation programs which will maximize the deductibility of compensation paid by the Company, if the Compensation Committee determines that such actions are consistent with its philosophy and in the best interests of the Company and its stockholders. However, from time to time, the Compensation Committee may award compensation which is not fully deductible if the Compensation Committee determines that such award is consistent with its philosophy and in the best interests of the Company and its stockholders.

The Compensation Committee notes that, generally, options granted to executive officers will only realize value to the extent the fair market value of the Company's stock increases after the date of grant. The Compensation Committee believes that this furthers the Compensation Committee's goal of aligning management's interests with those of the Company's stockholders.

Submitted by the Compensation Committee:

Edmund R. Manwell, Chairman
Jan L. Booth
Robert A. Helman
M. Steven Langman
John W. Larson
Timothy P. Smucker

The foregoing Compensation Committee Report on Executive Compensation shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference.

Compensation Committee Interlocks and Insider Participation

During fiscal 2002, none of the Company's executive officers served on the board of directors or compensation committee of any entities whose directors or officers serve on the Company's Compensation Committee. No current executive officers of the Company serve on the Company's Compensation Committee, although Jan L. Booth, a member of the Compensation Committee, was the Company's Vice President - Marketing from 1981 to 1987.

On June 14, 1994, the Company entered into a Stock and Warrant Purchase Agreement (the "1994 Purchase Agreement") whereby Nestlé acquired six million shares of the Company's Common Stock and warrants to purchase additional shares of the Company's Common Stock. The aggregate purchase price for the shares and warrants was $106 million. Between October 1994 and July 2001, Nestlé acquired, in three unrelated transactions, an aggregate of 163,016 shares of the Company's Common Stock under the right of first refusal agreements with Mr. Rogers and Mr. Cronk entered into in connection with the 1994 Purchase Agreement. In addition, under the 1994 Purchase Agreement, Nestlé acquired warrants exercisable for two million shares of the Company's Common Stock, with the right to purchase one million shares expiring in each of 1997 and 1999 (adjusted to two million shares after the 1997 two-for-one stock split), all of which warrants expired without being exercised. As of April 7, 2003, as a result of the purchases and stock splits affecting the Company's Common Stock, Nestlé and its affiliates are the record holders of 9,563,016 shares of the Company's Common Stock or approximately 27% of the outstanding (and 23% of the diluted) shares of the Company's Common Stock.

In connection with the 1994 Purchase Agreement, Nestlé agreed to certain "standstill" restrictions, including limitations on the number of shares of the Company's Common Stock that Nestlé can beneficially own, with the ownership limitations ranging from 25% to less than 35% of the total number of shares of the Company's Common Stock on a diluted basis. The standstill provisions have been waived by the Company to permit the completion of the Merger. The terms of the 1994 Purchase Agreement also grant Nestlé the right to nominate persons to serve on the Board of Directors. M. Steven Langman and Robert A. Helman were named to the Board of Directors pursuant to the terms of the 1994 Purchase Agreement. Mr. Langman was nominated by Nestlé in March 1997 and Mr. Helman was nominated by Nestlé in March 1998. The Merger Agreement provides that the 1994 Purchase Agreement, including the standstill restrictions, will terminate upon the date of completion of the Merger.

Mr. Langman is a managing director of Rhône Group LLC (the "Rhône Group"). Under an engagement letter dated May 27, 2002, Nestlé S.A. and Nestlé USA, an affiliate of Nestlé retained the Rhône Group to act as their financial advisor in connection with the Merger. Under this engagement letter, Nestlé S.A. and Nestlé USA agreed to pay the Rhône Group a fee of $1.2 million upon announcement of the Merger and $12.0 million upon the closing of the Merger. Pursuant to the Rhône Group engagement letter, Nestlé S.A. and Nestlé USA have also agreed to reimburse the Rhône Group for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees and disbursement of its legal counsel, and to indemnify the Rhône Group and its employees, agents, affiliates or controlling persons from and against liabilities arising out of its engagement, including liabilities under applicable federal and state securities laws. The Rhône Group has, in the past, provided financial advisory, investment banking and financing services to Nestlé S.A. and its affiliates unrelated to the Merger, and may continue to do so, and has received, and may receive, fees for the rendering of these services. The Rhône Group and/or other financial advisors may be engaged to provide additional financial advisory services related to the Merger not covered by the Rhône Group engagement letter. In such event, any services would be provided at market rates and on customary terms and conditions.

On February 7, 2003, the Company and Rhône Group Advisors LLC (the "Rhône Group Advisors"), an affiliate of the Rhône Group, entered into an engagement letter whereby the Company retained the Rhône Group Advisors to act as its exclusive financial advisor in connection with the possible sale of certain assets or businesses of the Company as a result of discussions between the Company, Nestlé and the Federal Trade Commission. Under this engagement letter, the Company agreed to reimburse the Rhône Group Advisors for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees and disbursements of its legal counsel, and to indemnify the Rhône Group Advisors and its employees, agents, affiliates or controlling persons from and against liabilities arising out of its engagement, including liabilities under applicable federal and state securities laws.

Mr. Helman is a partner with the law firm of Mayer, Brown, Rowe & Maw. Mayer, Brown, Rowe & Maw has, in the past, provided legal services to Nestlé S.A. and its affiliates unrelated to the Merger, and may continue to do so, and has received, and may continue to receive, fees for the rendering of these services.

During fiscal 2002, Edmund R. Manwell was the Secretary of the Company and a partner in the law firm of Manwell & Schwartz. The Company paid Manwell & Schwartz $90,162 in legal fees during fiscal 2002 for services rendered as counsel to the Company. Mr. Manwell is not separately compensated for his services as Secretary of the Company although some of the fees received by Manwell & Schwartz may be for services that, in other corporations, are performed by the corporate secretary.

As of June 16, 2002, William F. Cronk, III, a member of the Board of Directors and current president of the Company, executed a letter agreement with the Company under which Mr. Cronk agreed to waive the accelerated vesting of a portion of his stock options, to the extent necessary to prevent the imposition of the federal excise tax on excess parachute payments. It has since been determined that no such tax is expected to be imposed even without any waiver of vesting. Accordingly, no waiver will be required and the letter agreement has been terminated.

Other Relationships

In June 1994, an affiliate of the Company and Nestlé entered into a distribution agreement which was later replaced by a distribution agreement between NICC and the Company, dated as of November 12, 2001. Under the current distribution agreement, NICC appointed the Company as its exclusive distributor of frozen dessert products in Alaska, Colorado and various counties in Washington and Texas with respect to "grocery outlets,'" including club stores, supercenters, drug stores and grocery stores, as its exclusive distributor of specified Nestlé and Dole® branded frozen novelty products in Indiana, Wisconsin, Illinois, Missouri, Kansas and various counties of Ohio with respect to "grocery outlets," and as a non-exclusive distributor of frozen dessert products in Alaska, Missouri and various counties in Kansas with respect to non-grocery retail outlets including convenience stores, theme parks, street vending, sports and other special events, schools, theaters and cafeterias. The Company pays NICC for products based on NICC's then prevailing distributor price list in effect at the time of the shipment of the order. As described in "Recent Events" on page 5, if the Merger Agreement is completed, the Company and NICC will become wholly-owned subsidiaries of New Dreyer's and the Company anticipates that there will be no distribution agreement between New Dreyer's and Nestlé following the completion of the Merger.

Other business relationships existing between any of the nominees or continuing directors and the Company, or between the Company and any of the beneficial owners identified under the caption "Security Ownership of Certain Beneficial Owners" on page 11 are described under the captions "Executive Compensation" on page 15, "Security Ownership of Certain Beneficial Owners" on page 11, "Employment Contracts, Employment Termination and Change of Control Arrangements" on page 18 and "Compensation Committee Interlocks and Insider Participation" on page 22.

MATTERS SUBMITTED TO A VOTE OF STOCKHOLDERS

Election of Directors

The directors of Class III will be elected at the 2003 Annual Meeting of Stockholders and will hold office until the earlier of the closing of the Merger, the 2006 Annual Meeting of Stockholders or until their successors are elected and qualified. The nominees for directors of Class III, William F. Cronk, III, T. Gary Rogers and M. Steven Langman, constitute the current Class III of the Board of Directors with each of their terms expiring as of the date of the Annual Meeting. Information regarding the Board of Directors, including the business experience of the nominees for directors of Class III, is set out under the caption "Board of Directors" on page 6. No family relationship exists between any nominee and any of the other directors. Other business relationships existing between any of the nominees or continuing directors and the Company are described under the caption "Other Relationships" on page 23.

Unless otherwise directed, the persons named in the enclosed form of proxy will vote such proxy for the election of William F. Cronk, III, T. Gary Rogers and M. Steven Langman, each of whom has consented to be named as a director of the Company and to serve if elected. In case any of Messrs. Cronk, Rogers or Langman becomes unavailable for election or declines to serve for any unforeseen reason, an event management does not anticipate, the persons named in the proxy will have the right to use their discretion to vote for a substitute.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES FOR CLASS III OF THE BOARD OF DIRECTORS.

Approval of Appointment of Independent Public Accountants

PricewaterhouseCoopers LLP has been appointed to be the Company's independent public accountants for the fiscal year ending December 27, 2003 to serve until the earlier of the closing of the Merger or the end of the 2003 fiscal year, and were the independent public accountants for the Company during the fiscal year ended December 28, 2002.

The appointment of independent public accountants is made annually by the Audit Committee of the Board of Directors and is subsequently submitted to the stockholders for approval. In making its appointment, the Audit Committee reviews both the audit scope and estimated audit fees for the coming year. In addition, the Audit Committee reviews the types of professional services provided by PricewaterhouseCoopers LLP to determine whether the rendering of such services would impair the independence of PricewaterhouseCoopers LLP. Should stockholder approval not be obtained, the Audit Committee of the Board of Directors will consider it a directive to select and retain other independent public accountants.

A representative or representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will be afforded an opportunity to make a statement if they so desire and will be available to respond to questions raised orally at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE 2003 FISCAL YEAR AND THEREAFTER UNTIL A SUCCESSOR IS APPOINTED.

VOTING INFORMATION

General Voting Information

A stockholder may, with respect to the election of directors: (i) vote for the election of all the director nominees named herein; (ii) withhold authority to vote for the director nominees; or (iii) vote for the election of any of such director nominee(s) and against any of the other director nominee(s) by so indicating on the proxy. Withholding authority to vote for a director nominee will not prevent such director nominee from being elected. A stockholder may, with respect to each other matter specified in the notice of the Annual Meeting: (a) vote "**FOR**" the matter; (b) vote "**AGAINST**" the matter; or (c) "**ABSTAIN**" from voting on the matter. Shares will be voted as instructed in the accompanying proxy on each matter submitted to stockholders. If there are no instructions from the stockholder on an executed proxy, the proxy will be voted as recommended by the Board of Directors.

Abstentions and broker non-votes are each included in the determination of the number of shares present for quorum purposes. Abstentions are counted in tabulations of votes cast on proposals presented to stockholders. While not counted as votes for or against a proposal, abstentions have the same effect as votes against a proposal. Broker non-votes will be considered as shares not entitled to vote and will therefore not be considered in the tabulation of the votes. Approval of each matter specified in the Annual Meeting notice requires the affirmative vote of either a majority or a plurality of the shares of Common Stock present in person or by proxy at the Annual Meeting and entitled to vote on such matter.

Votes Required For Approval

Election of Directors: Plurality of the votes of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting.

Approval of PricewaterhouseCoopers LLP as independent public accountants: Majority of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting.

Voting Via the Internet or by Telephone

Shares Registered Directly in the Name of the Stockholder

If you are a stockholder with shares registered directly with the Company's transfer agent, you may vote telephonically by calling 1-800-690-6903 or you may vote via the Internet at the following address on the World Wide Web, and follow the instructions on your screen:

www.proxyvote.com

Shares Registered in the Name of a Brokerage Firm or Bank

A number of brokerage firms and banks are participating in a program provided through ADP Investor Communication Services ("ADP") that offer telephone and Internet voting options. If your shares are held in an account at a brokerage firm or bank participating in the ADP program, you may vote those shares telephonically by calling the telephone number referenced on your voting form or you may vote via the Internet at the following address on the World Wide Web, and follow the instructions on your screen:

www.proxyvote.com

PROPOSALS OF STOCKHOLDERS

The 2004 Annual Meeting of Stockholders will be held on or about May 19, 2004 unless the Merger has closed prior to such date. The SEC has adopted regulations that govern the inclusion of stockholder proposals in the Company's annual proxy materials. Stockholder proposals submitted for inclusion in the Company's proxy statement and form of proxy relating to the Company's 2004 Annual Meeting of Stockholders must be received by the Company by December 26, 2003. If the Company is not notified of a stockholder proposal by March 11, 2004, then the Board of Directors' proxies will have discretionary authority to vote on such stockholder proposal, even though such proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a proposal was received by the Company, it is suggested that proposals be submitted by Certified Mail, Return Receipt Requested, and be addressed to the Secretary of Dreyer's Grand Ice Cream, Inc., 5929 College Avenue, Oakland, California 94618.

OTHER MATTERS

The Company knows of no other business to be presented at the Annual Meeting. If other matters do properly come before the Annual Meeting, it is intended that the proxy holders will vote on them in accordance with their best judgment.

By Order of the Board of Directors,

EDMUND R. MANWELL
Secretary

Oakland, California
April 25, 2003

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DREYER'S GRAND ICE CREAM, INC.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

This charter governs the operations of the Audit Committee of the Board of Directors of Dreyer's Grand Ice Cream, Inc. (the "Corporation"). The Audit Committee shall be comprised of at least three directors, each of whom shall satisfy the applicable membership requirements of the rules of the National Association of Securities Dealers, Inc. All committee members shall be financially literate. In addition, the Audit Committee shall not include any member who:

- accepts any consulting, advisory, or other compensatory fee from the Corporation, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or

- is an affiliated person of the Corporation or any subsidiary of the Corporation.

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing and reporting to the Board of Directors on the integrity of the financial reports and other financial information provided by the Corporation to any governmental body or to the public, and on the Corporation's compliance with legal and regulatory requirements. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent accountants are responsible for planning and carrying out proper audits and reviews, including reviews of the Corporation's quarterly financial statements prior to the filing of each quarterly report on Form 10 Q, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting and auditing. It is not the duty or responsibility of the Audit Committee or its members to conduct any type of auditing or accounting review or procedure, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation that it receives information from and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations, absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors).

The members of the Audit Committee shall be appointed by the Board and shall serve until their successors are duly elected and qualified or their earlier resignation or removal. Any member of the Audit Committee may be replaced by the Board. Unless a chairman is elected by the full Board, members of the Audit Committee may designate a chairman by majority vote of the Audit Committee membership. The Corporation shall provide appropriate funding, as determined by the Audit Committee, to permit the Audit Committee to perform its duties under this charter and to compensate advisors, including special legal, accounting or other outside advisors or experts retained to assist the Audit Committee in fulfilling its duties under this charter.

The Audit Committee shall:

1. Hold such regular meetings as may be necessary and such special meetings as may be called by the Chairman of the Audit Committee or at the request of the independent accountants;

2. Retain the Corporation's independent accountants; evaluate their independence, qualifications and performance; review the range and cost of audit and non-audit services performed by the independent accountants; approve in advance the engagement of the independent accounting firm for all audit services and non-audit services, based on independence, qualifications and, if applicable, performance, and approve the fees and other terms of any such engagement;

3. Obtain periodically from the independent accountants a written statement of the matters required to be discussed by Statement of Auditing Standards No. 61, as amended, and in particular describing all relationships between the accountants and the Corporation, and discuss with the independent accountants any relationships or services that may impact their objectivity or independence;

4. Confer with the independent accountants and management concerning the scope of the independent accountants' examinations of the books and records of the Corporation and its subsidiaries; direct the attention of the independent accountants to specific matters or areas deemed by the Audit Committee to be of special significance; and authorize the accountants to perform supplemental reviews or audits as the Audit Committee may deem desirable;

5. Review with management and the independent accountants significant risks and exposures, complex or unusual transactions, audit activities, and audit findings;

6. Review with management and the independent accountants the Corporation's audited financial statements, including accompanying reports and analyses, the independent accountants' opinion rendered with respect to such financial statements, including a review of the nature and extent of any significant changes in accounting principles or the application therein, and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operation to be included in the Corporation's Annual Report on Form 10-K, and recommend to the Board of Directors whether the financial statements should be included in the Corporation's annual report on Form 10-K;

7. Review and discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; the Chairman of the Audit Committee may represent the entire committee for the purposes of this review;

8. Review the interim financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent auditors prior to the filing of the Corporation's Quarterly Report on Form 10-Q, and discuss the results of the quarterly review and any other matters required to be communicated to the Audit Committee by the independent accountants under generally accepted auditing standards; the Chairman of the Audit Committee may represent the entire committee for the purposes of this review;

9. Obtain from the independent accountants their recommendations regarding internal control and other matters relating to the accounting procedures and the books and records of the Corporation and its subsidiaries; review and discuss with management the adequacy of the Corporation's internal controls and procedures for financial reporting; review with the independent accountants the attestation to and report on internal controls and procedures, and the assessment made by management; and review the correction of controls and procedures deemed to be deficient in light of management's assessment or the independent accountants' report;

10. Adopt a policy assuring the rotation, as required by law, of the lead audit partner every five years, and consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm, and report to the Board of Directors on its conclusions;

11. Approve as necessary the termination of the engagement of the independent auditor and select a replacement independent auditor;

12. Review with the independent accountants any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required information and any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements; review with the independent accountants any accounting adjustments that were noted or proposed by the auditor but that were "passed" (as immaterial or otherwise), any communications between the audit team and the auditor's national office respecting significant auditing or accounting issues presented by the engagement and any "management" or "internal control" letter or schedule of unadjusted differences issued, or proposed to be issued, by the independent accountants to the Corporation;

13. Review with the independent accountants the critical accounting policies and practices used by the Corporation, all alternative treatments of financial information within generally accepted accounting principles that the independent accountants have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent accountants;

14. Review and approve all related-party transactions after reviewing each such transaction for potential conflicts of interests and other improprieties;

15. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns;

16. Adopt a Code of Ethics for the Chief Executive Officer and senior financial officers and provide for and review prompt disclosure to the public of any change in, or waiver of, such Code of Ethics; establish procedures for granting waivers of the Code of Ethics by the Audit Committee and implement a system to notify the Corporation's Chief Financial Officer and General Counsel of any such waivers; review conduct alleged to be in violation of such Code of Ethics and adopt as necessary or appropriate, remedial, disciplinary, or other measures with respect to such conduct;

17. Provide an independent, direct communication, between the Board of Directors, financial management of the Corporation, and the independent accountants;

18. Report through its Chairman to the Board of Directors following meetings of the Audit Committee;

19. Maintain minutes or other records of meetings and activities of the Audit Committee;

20. Periodically review the powers and duties of the Audit Committee and report and make recommendations to the Board of Directors on these responsibilities;

21. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities; the Audit Committee shall be empowered to retain independent counsel, accountants, or others to assist in the conduct of any investigation; and

22. Consider such other matters in relation to the financial statements and accounts, the internal controls, and the external audit of the Corporation, as the Audit Committee may in its discretion determine to be advisable.

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Dreyer's

Dreyer's Grand Ice Cream, Inc.

2002 Annual Report on Form 10-K

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-14190

Dreyer's Grand Ice Cream, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**No. 94-2967523**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5929 College Avenue, Oakland, California 94618
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (510) 652-8187

Securities registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange on Which Registered
Not applicable	Not applicable

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $1.00 Par Value
Preferred Stock Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, as of June 29, 2002 (based on the average of the high and low prices of the Common Stock on June 28, 2002, as reported by Nasdaq) was approximately $1,436,500,563. The aggregate market value calculation excludes the aggregate market value of shares beneficially owned by the executive officers and directors of the registrant and holders affiliated with them. This determination of affiliate status is not necessarily a conclusive determination that such persons are affiliates for any other purposes.

As of March 20, 2003, the latest practicable date, 35,036,152 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Dreyer's Grand Ice Cream, Inc. definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on May 21, 2003, are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. With the exception of those portions which are specifically incorporated by reference in this Annual Report on Form 10-K, the Dreyer's Grand Ice Cream, Inc. Proxy Statement for the 2003 Annual Meeting of Stockholders is not to be deemed filed as part of this Annual Report.

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Forward-Looking Statements.

This Annual Report on Form 10-K contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of Dreyer's Grand Ice Cream, Inc. (the Company) and other matters. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Forward-looking information may be included in this Annual Report on Form 10-K or may be incorporated by reference from other documents filed with the Securities and Exchange Commission (SEC) by the Company. You can find many of these statements by looking for words including, for example, "believes", "expects", "anticipates", "estimates" or similar expressions in this Annual Report on Form 10-K or in documents incorporated by reference in this Annual Report on Form 10-K.

These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements. You should understand that various factors, in addition to those discussed elsewhere in this Annual Report on Form 10-K and in the documents referred to in this Annual Report on Form 10-K, could affect the future results of the Company, and could cause results to differ materially from those expressed in these forward-looking statements, including, but not limited to:

- *risk factors described under the "Risks and Uncertainties" section in Item 7;*
- *the level of consumer spending for frozen dessert products;*
- *the Company's ability to achieve efficiencies in manufacturing and distribution operations without negatively affecting sales;*
- *the cost of energy and gasoline used in manufacturing and distribution;*
- *the cost of dairy raw materials and other commodities used in the Company's products;*
- *the Company's ability to develop, market and sell new frozen dessert products;*
- *the success of the Company's marketing and promotion programs and competitors' marketing and promotion responses;*
- *market conditions affecting the prices of the Company's products;*
- *responsiveness of both the trade and consumers to the Company's new products and marketing and promotion programs;*
- *existing and future governmental regulations resulting from the events of September 11, 2001, and any military actions which could affect commodity and service costs to the Company; and*
- *uncertainty regarding the completion and effect of the proposed transactions with Nestlé described in "Recent Events" below.*

Other factors that could cause actual results to differ from expectations are discussed in "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Item 7A — Qualitative and Quantitative Disclosures About Market Risk". You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of documents incorporated by reference in this Annual Report on Form 10-K, the dates of those documents. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

The following discussion should be read together with the Company's consolidated financial statements and related notes thereto included elsewhere in this document and in "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations".

Website Access to Reports.

The Company's website address is http://www.dreyersinc.com. *The Company's SEC filings, including its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, including amendments thereto, are made available as soon as reasonably practicable after such material is electronically filed with the SEC. These filings can be accessed free of charge at the SEC's website at* http://www.sec.gov, *or by following the links provided under "Financial Information" or "SEC Edgar Filings" in the Investors section of the Company's website. In addition, the Company will voluntarily provide paper copies of its filings free of charge, upon request, when the printed version becomes available. The request should be directed to Dreyer's Grand Ice Cream, Inc., Attn: Investor Relations, 5929 College Avenue, Oakland, CA 94618-1391.*

PART I

Item 1. *Business.*

Recent Events

The Company entered into an Agreement and Plan of Merger and Contribution, dated June 16, 2002, as amended, (the Merger Agreement), with New December, Inc. (New Dreyer's), December Merger Sub, Inc., Nestlé Holdings, Inc. (Nestlé) and NICC Holdings, Inc. (NICC Holdings), a wholly-owned subsidiary of Nestlé, to combine the Company with Nestlé Ice Cream Company, LLC (NICC), the Nestlé affiliate which holds Nestlé's United States frozen dessert business. The combination will result in both the Company and NICC becoming wholly-owned subsidiaries of New Dreyer's, a Delaware corporation formed by the Company to effect the transactions contemplated by the Merger Agreement (the Merger).

A Registration Statement on Form S-4 was filed by New Dreyer's with the SEC in connection with the Merger and was declared effective on February 14, 2003. A proxy statement/prospectus for a Special Meeting of Stockholders (Special Meeting) to vote on the Merger was mailed on February 18, 2003 to the Company's stockholders of record as of January 29, 2003. On March 20, 2003, the Special Meeting was held and the Company's stockholders approved the Merger Agreement and the Merger.

If the Merger is completed, each stockholder (other than Nestlé and its affiliates) who holds shares of the Company's common stock at the effective time of the Merger will receive one share of Class A Callable Puttable Common Stock of New Dreyer's for each share of the Company's common stock. Subject to the terms and conditions of the amended and restated certificate of incorporation of New Dreyer's, the holders of New Dreyer's Class A Callable Puttable Common Stock will be permitted to sell (put) some or all of their shares to New Dreyer's for $83.00 per share during two periods, the first beginning on December 1, 2005 and ending on January 13, 2006, and the second beginning on April 3, 2006 and ending on May 12, 2006. The New Dreyer's Class A Callable Puttable Common Stock will also be subject to redemption (call) by New Dreyer's at the request of Nestlé at $88.00 per share during a six-month period beginning on January 1, 2007 and ending on June 30, 2007. At the effective time of the Merger, NICC Holdings will contribute all of its ownership interest of NICC to New Dreyer's and will receive in exchange for such contribution, 55,001,299 shares of Class B Common Stock of New Dreyer's. The Class B Common Stock is similar to the Class A Callable Puttable Common Stock, except that it lacks the call and put features and has additional voting rights. The shares of the Company's common stock currently held by Nestlé will be converted into the same number of shares of Class B Common Stock of New Dreyer's. As of December 28, 2002, Nestlé owned approximately 23 percent of the Company's common stock on a diluted basis. If the Merger is completed, Nestlé and its affiliates will own approximately 67 percent of New Dreyer's common stock on a diluted basis.

In addition, if the Merger is completed, each outstanding option to purchase the Company's common stock under the Company's existing stock option plans will, at the completion of the Merger, be converted into an option to acquire:

- prior to the date that New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or prior to the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., that number of shares of New Dreyer's Class A Callable Puttable Common Stock equal to the number of shares of the Company's common stock subject to the option immediately prior to the completion of the Merger, at the price or prices per share in effect immediately prior to the completion of the Merger.

- at or after the date New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or after the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., the same consideration that the holder of the options would have received had the holder exercised the stock options prior to the redemption or short form merger and received consideration in respect of the shares of Class A Callable Puttable Common Stock under the redemption or short form merger at the price or prices in effect at that time.

The New Dreyer's stock options will otherwise be subject to the same terms and conditions applicable to the original options to purchase the Company's common stock immediately prior to the completion of the Merger.

Certain regulatory requirements must be satisfied before the Merger is completed. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), and the rules promulgated thereunder by the United States Federal Trade Commission (the FTC), the Merger cannot be completed until notifications have been given and information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the Antitrust Division), and the specified waiting periods have expired or have been terminated. The Company and Nestlé filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on July 3, 2002. On August 2, 2002, the FTC made a request for additional information and documentary material. Both the Company and Nestlé declared substantial compliance with the FTC's request by December 26, 2002. On February 25, 2003, the Company announced that the Company and Nestlé committed to the FTC not to close the Merger without first giving 20 days written notice to the FTC of an intent to close, and that in no event would the parties give such notice to the FTC in a manner that would permit the Merger to close prior to March 31, 2003.

In an effort to address concerns of the FTC arising out of the Merger, on March 3, 2003, the Company and NICC entered into an agreement with Integrated Brands, Inc. (Integrated Brands), a subsidiary of CoolBrands International Inc., for the sale and purchase of certain ice cream assets of Dreyer's and certain distribution assets of NICC (the Sale Agreement). Under the terms of the Sale Agreement, the Company agreed to sell to Integrated Brands the Dreamery® and Whole Fruit™ Sorbet brands and, subject to the receipt of the required consent by Godiva Chocolatier, Inc. (Godiva), to assign the license for the Godiva® ice cream brand, and NICC agreed to sell to Integrated Brands its distribution assets in the states of Oregon, Washington and Florida and in the metropolitan areas of the San Francisco Bay Area, Southern California (Los Angeles and San Diego), Baltimore/Washington, D.C., Philadelphia, Delaware Valley Area (PA) and Central/Southern New Jersey. The Sale Agreement also contemplates that, when the sale closes, the parties will enter into other ancillary agreements related to the manufacture and distribution of ice cream products. The sale to Integrated Brands will be completed only if the Merger is completed.

On March 4, 2003, the FTC authorized its staff to commence legal action and seek a preliminary injunction to block the Merger pending trial. The Company, NICC, Nestlé and the FTC are discussing the terms of the proposed sale to Integrated Brands in order to address concerns expressed by the FTC. Depending on the outcome of these discussions, the Company, NICC and Nestlé may agree with the FTC to certain conditions relating to the Sale Agreement or other matters.

A substantial delay in obtaining satisfactory approvals and consents from the FTC to close the Merger or the insistence upon unfavorable terms or conditions by the FTC, such as significant asset dispositions, could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company, or may result in the Company, NICC and Nestlé litigating with a governmental agency, or possibly cause the parties to the Merger Agreement to abandon the Merger. As a result, there can be no assurance that the Merger will close.

Several of the Company's joint venture partners and partner brand manufacturers have rights to terminate their arrangements with the Company upon completion of the Merger, subject to various other terms and conditions. The Company can provide no assurance as to the potential actions of these business partners. Should any of the Company's significant partners or suppliers choose to terminate these arrangements in accordance with their rights to do so following the completion of the Merger, the Company may incur significant decreases in gross profit and/or be required to write-off certain assets as a result of the loss of these business partners. Unilever United States, Inc. (Unilever) has announced that it may decide to sell Ben & Jerry's® through the grocer's warehouse instead of through the Company's distribution system after completion of the Merger. However, under the terms of the Company's agreement with Unilever, Unilever must give the Company at least nine months notice after completion of the Merger to terminate its agreement with the Company.

If the Merger is completed, the Company and NICC will become wholly-owned subsidiaries of New Dreyer's and New Dreyer's will be a publicly-held registrant. As such, the Company's current Strategic Plan discussed below will not necessarily be the strategic plan of New Dreyer's. In addition, if any of the

Company's joint venture partners or partner brand manufacturers terminate their arrangements with the Company because of the completion of the Merger, aspects of the Company's Strategic Plan will not be applicable. Finally, if the Merger is not completed, the Company may also change many elements of its Strategic Plan.

The Merger will be accounted for as a reverse acquisition under the purchase method of accounting. For this purpose, NICC will be deemed to be the acquirer and the Company will be deemed to be the acquiree. As a result, the Company is charging to expense all costs related to the Merger as incurred. These expenses totaled $10,561,000 in 2002. The Company currently estimates that it will incur total transaction expenses related to the Merger, including costs to be incurred to close the Merger, of approximately $34,000,000.

General

Dreyer's Grand Ice Cream, Inc. and its consolidated subsidiaries are, unless the context otherwise requires, sometimes referred to herein as Dreyer's or "the Company". The Company, successor to the original Dreyer's Grand Ice Cream business, was originally incorporated in California on February 23, 1977 and reincorporated in Delaware on December 28, 1985.

Dreyer's manufactures and distributes ice cream and other frozen dessert products. Since 1977, Dreyer's has developed from a specialty ice cream sold principally in selected San Francisco Bay Area grocery and ice cream stores to a broad line of ice cream and other frozen dessert products sold under the Dreyer's and Edy's® brand names in approximately 92 percent of the retail outlets serving the households in the United States. The Dreyer's line of products are available in the 13 western states, Texas and certain markets in the Far East and South America. The Company's products are sold under the Edy's brand name throughout the remaining regions of the United States and certain markets in the Caribbean and Europe. The Dreyer's and Edy's line of ice cream and related products are distributed through a direct-store-delivery system further described below under the caption "Marketing, Aggregated Segments, Sales and Distribution." These products are relatively expensive and are sold by the Company and its independent distributors to grocery stores, convenience stores, club stores, ice cream parlors, restaurants, hotels and certain other accounts. The Dreyer's and Edy's brands enjoy strong consumer recognition and loyalty. The Company also manufactures and/or distributes branded ice cream and frozen dessert products of other companies.

Markets

Ice cream was traditionally supplied by dairies as an adjunct to their basic milk business. Accordingly, ice cream was marketed like milk, as a fungible commodity, and manufacturers competed primarily on the basis of price. This price competition motivated ice cream producers to seek economies in their formulations. The resulting trend to lower quality ice cream created an opportunity for the Company and other producers of premium ice creams, whose products can be differentiated on the basis of quality, technological sophistication and brand image, rather than price. Moreover, the market for all packaged ice creams was influenced by the steady increase in market share of "private label" ice cream products owned by the major grocery chains and the purchase or construction by the chains of their own milk and ice cream plants resulting in less demand for the ice cream supplied by independent dairies. As a result, independent premium brands, such as the Company's, are normally stocked by major grocery chains.

While many foodservice operators, including hotels, schools, hospitals and other institutions, buy ice cream primarily on the basis of price, there are others in the foodservice industry who purchase ice cream based on its quality. Operators of ice cream shops wanting to feature a quality brand, restaurants that include an ice cream brand on their menu and clubs or chefs concerned with the quality of their fare are often willing to pay for Dreyer's quality, image and brand identity.

Products

The Company and its predecessors have always been innovators of flavors, package development and formulation. William A. Dreyer, the founder of Dreyer's and the creator of Dreyer's Grand Ice Cream, is credited with inventing many popular flavors including Rocky Road. Dreyer's was the first manufacturer to produce an ice cream lower in calories. The Company's Grand Light® formulation was a precursor to the reduced fat and reduced sugar products in the Company's current product line. The Company uses only the highest quality ingredients in its products. The Company's philosophy is to make changes in its formulations or production processes only to the extent that such changes do not compromise quality for cost even when the industry in general may adopt such new formulation or process compromises. Company brand products include licensed and joint venture products.

The Company's premium product line includes Dreyer's and Edy's Grand® Ice Cream, its flagship product. This ice cream utilizes traditional formulations with all natural flavorings and is characterized by premium quality, taste and texture, and diverse flavor selection. The flagship product is complemented by Dreyer's and Edy's Homemade Ice Cream, a heavier and sweeter line of ice creams, and the Company's "better for you" products including Frozen Yogurt, Grand Light, No Sugar Added and Fat Free ice creams. The Company believes these better for you products are well-positioned in the market where products are characterized by lower levels of fat, sugar and cholesterol than those of regular ice cream. The Company's premium product line also includes M&M/Mars ice cream products that are manufactured and distributed under a joint venture with M&M/Mars, a division of Mars, Incorporated.

The Company's superpremium product line includes Dreyer's and Edy's Dreamery Ice Cream, Whole Fruit Sorbet, Starbucks® Ice Cream and Godiva Ice Cream. The Company manufactures and distributes Starbucks Ice Cream products under a joint venture with Starbucks Corporation (Starbucks), and Godiva Ice Cream under a long-term license with Godiva.

The Company also produces and markets Grand Soft®, a premium soft serve product. The Company's novelty line features Whole Fruit Bars, Starbucks Frappuccino® Bars, Dreyer's and Edy's Ice Cream Bars and Sundae Cones.

The Company's product lines now include approximately 151 flavors. Some flavors are seasonal and are produced only as a featured flavor during particular months. The Company operates a continuous flavor development and evaluation program and adjusts its product line based on general popularity and intensity of consumer response.

The Company holds registered trademarks on many of its products. Dreyer's believes that consumers associate the Company's trademarks, distinctive packaging and trade dress with its high-quality products. The Company does not own any patents that are material to its business. Research and development expenses are currently not significant, nor have they been significant in the past.

In addition to its company brand products, the Company also distributes products for other manufacturers (partner brands). The most significant partner brand relationships for the Company, in terms of 2002 sales, are those with Unilever (Ben & Jerry's and Good Humor®-Breyers® products), ConAgra Foods, Inc. (Healthy Choice® products), Silhouette Brands, Inc. (distributed novelty products) and NICC (Häagen-Dazs® and Nestlé products). See "Recent Events" for additional information regarding the Company's arrangements with manufacturers of partner brands.

Marketing, Aggregated Segments, Sales and Distribution

The Strategic Plan

In 1994, the Company adopted a strategic plan to accelerate sales of its brands throughout the country (the Strategic Plan). The Strategic Plan could potentially change as described in "Recent Events" above. The objective of the Strategic Plan was to build high-margin brands with leading market shares, through investments in effective consumer marketing activities, and through expansion and improvement of the Company's direct-store-distribution network to national scale. The potential benefits of the Strategic Plan are increased market share and future earnings above levels that would have been attained in the absence of the Strategic Plan.

In accordance with the Strategic Plan, the Company embarked on an aggressive national expansion, involving the entry into new markets throughout the country, the opening of new manufacturing and warehouse facilities, and the introduction of several new products. As part of this expansion, the Company also acquired various regional distribution companies and the Grand Soft equipment manufacturing business. The Company made substantial investments in physical infrastructure, information systems, brand-building activities, and selling capabilities, which substantially increased the Company's cost structure.

Although the Strategic Plan places primary emphasis on expanding sales of the Company's own brands, the Company also increased its business of distributing products for other manufacturers (partner brands) such as Unilever, ConAgra Foods, Inc., Silhouette Brands, Inc. and NICC. In 1999, Ben & Jerry's, one of the Company's more significant partner brands, transferred slightly more than half of its distribution business with the Company to another distributor. In March 2001, the Company resumed distribution for Ben & Jerry's in all of the original markets, as well as additional markets, under a new long-term agreement.

While the Company has negotiated long-term contracts with each of its key partner brands, there can be no guarantee that such relationships will continue, insofar as the manufacturers of such partner brands are also key competitors of the Company. Nonetheless, the Company believes that the quality of its distribution services, and the resulting incremental sales, will continue to provide a strong rationale for the partner brand program for all parties.

The Company continues to pursue the benefits of the Strategic Plan through four long-term initiatives. These initiatives are as follows: (1) growth in sales of the Company's premium ice cream brands; (2) growth in sales of the Company's superpremium ice cream brands; (3) accelerated development of the Company's business in a wider number of retail channels, especially mass-merchandisers, convenience stores and foodservice outlets; and (4) a focus on improved productivity through a reduction in total delivered costs, meaning the per-unit costs of manufacturing, selling and distribution and support activities.

The Company believes that the benefits under the Strategic Plan will be realized in future years, although no assurance can be given that the expectations relative to future market share and earnings benefits of the strategy will be realized. Specific factors that might cause a shortfall in the Strategic Plan benefits include, but are not limited to, the Company's ability to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales; the cost of dairy raw materials and other commodities used in the Company's products; competitors' marketing and promotion responses; market conditions affecting the prices of the Company's products; the Company's ability to increase sales of its own branded products; and responsiveness of both the trade and consumers to the Company's new products and marketing and promotion programs. See "Recent Events" above for additional information regarding facts that may affect the Strategic Plan.

Marketing

The Company's marketing strategy is based upon management's belief that a significant number of people prefer a quality product and quality image in ice cream just as they do in other product categories. A quality image is communicated in many ways – taste, packaging, flavor selection, price and often through advertising and promotion. If consistency in the product's quality and image are strictly maintained, a brand can develop a clearly defined and loyal consumer following. It is the Company's goal to develop such a consumer following in each major market in which it does business.

Premium and Superpremium Products and Channel Development

The packaged ice cream category, which is the Company's primary market, may be characterized as composed of three main categories: low-priced brands; premium brands; and superpremium brands. These categories are primarily distinguished by a broad range of retail price differences, and also by the quantity and quality of ingredients and by packaging. The category is relatively fragmented among national and regional competitors in comparison with many other food categories. The Company believes that its key competitive advantages lie in its capabilities in marketing and product development and in the breadth of its product line.

The Company sells brands that compete in the premium and superpremium categories, but, in general, does not compete in the low-price category of the market that is largely dominated by grocer-owned private label brands. The Company's original brands were in the premium category. As part of the Strategic Plan, the Company has expanded the number of brands it offers in the premium category, and has made a significant entry into the superpremium category, which is characterized by significantly higher gross margins. Prior to 1998, certain provisions in the distribution agreement with Ben & Jerry's restricted the Company's capability to launch competitive superpremium products; since that time, the Company has had no such restrictions.

As part of its strategy of expanding sales and offering innovative new brands, the Company has reached several joint venture and license agreements with other companies. These companies have successful and highly recognized brand names in other food categories, and they and the Company have entered into these agreements to create incremental sales through the introduction of ice cream products under these brand names. These agreements include joint ventures with Starbucks and M&M/Mars, as well as a license agreement with Godiva. All of these agreements are of a long-term nature, and the Company characterizes these ice cream brands, taken together with the brands that it owns outright, as company brands.

Direct-Store-Distribution Network

Unlike most other ice cream manufacturers, the Company uses a direct-store-delivery distribution network to distribute the Company's products directly to the retail ice cream cabinet by either the Company's own personnel or independent distributors who primarily distribute the Company's products. This store level distribution allows service to be tailored to the needs of each store. The implementation of this system has resulted in an ice cream distribution network capable of providing frequent direct service to grocery stores in every market where the Company's products are sold. Under the Strategic Plan, the Company's distribution network has been significantly expanded to where the Company's products are available to approximately 92 percent of the retail outlets serving the households in the United States. This distribution network is considerably larger than any other direct-store-delivery system for ice cream products currently operating in the United States.

The Company refers to its distribution system as "direct-store-service", to distinguish the value-added activities provided to consumers and retail customers from the more traditional "distribution" activities. Part of this service is the expansion of "scan-based trading" with major retailers. Under this program, the Company reaches agreements with major supermarket chains under which the Company maintains and owns the inventory of its products in each store, and is paid by the supermarket based on the actual volume sales to consumers each week. This program involves the electronic transfer of sales data from the supermarket to the Company. Because faster payments roughly offset higher inventory levels, this program has not significantly impacted the Company's working capital, but has the potential to result in significantly lower per-unit distribution costs.

In connection with the expansion of the Company's distribution network, the Company has acquired various distributors. On February 9, 2000, the Company purchased the remaining 84 percent of the outstanding common stock of Cherokee Cream Company, Inc., the parent of Sunbelt Distributors, Inc., which was the Company's independent distributor in Texas. On September 29, 2000, the Company acquired certain assets of Specialty Frozen Products, L.P., which was the leading independent direct-store-delivery ice cream distributor in the Pacific Northwest.

The distribution network in the Western United States now includes 10 distribution centers in large metropolitan areas such as Los Angeles, the San Francisco Bay Area, Phoenix, Portland, Salt Lake City, Houston, Seattle and Denver. The Company also has independent distributors handling the Company's products in various areas of the 13 western states, the Far East and South America. Distribution in the remainder of the United States is under the Edy's brand name with most of the distribution handled through 18 distribution centers, including centers in the New York/New Jersey metropolitan area, Chicago, the Washington/Baltimore metropolitan area, Atlanta, Tampa, Miami and St. Louis. The Company also has independent distributors handling the Company's products in certain market areas east of the Rocky Mountains, in the Caribbean and in Europe.

Taken together, independent distributors accounted for approximately 17 percent of the Company's net sales in fiscal 2002. The Company's agreements with its independent distributors are generally terminable upon 30 days notice by either party.

Each distributor, whether company-owned or independent, is primarily responsible for sales of all products within its respective market area. However, the Company provides sales and marketing support to its independent distributors, including training seminars, sales aids of many kinds, point of purchase materials, assistance with promotions and other sales support.

Aggregated Segments

The Company accounts for its operations geographically for management reporting purposes. These geographic segments have been aggregated for financial reporting purposes due to similarities in the economic characteristics of the geographic segments and the nature of the products, production processes, customer types and distribution methods throughout the United States.

Aggregated net sales from external customers totaled $1,345,957,000, $1,211,245,000 and $1,040,788,000 for 2002, 2001 and 2000, respectively. Aggregated net sales consist of net sales of company branded products, including licensed and joint venture products (company brands), and net sales of partner brands for management reporting purposes. Net sales of company brands were $752,352,000, $707,873,000 and $691,871,000 in 2002, 2001 and 2000, respectively. Net sales of partner brands were $593,605,000, $503,372,000 and $348,917,000 in 2002, 2001 and 2000, respectively.

Net income available to common stockholders for the aggregated segments totaled $29,060,000, $8,269,000 and $24,220,000 in 2002, 2001 and 2000, respectively. Total assets for the aggregated geographic segments were $512,572,000 and $498,689,000 at December 28, 2002 and December 29, 2001, respectively.

Significant Customers

Three customers, Albertson's, Inc., Kroger Co. and Safeway, Inc., each accounted for 10 percent or more of 2002 net sales. The Company's export sales were about one percent of 2002 net sales. The Company typically experiences a seasonal fluctuation in net sales, with more demand for its products during the spring and summer than during the fall and winter.

Manufacturing

The Company manufactures its products at its plants in Union City, California; City of Commerce, California; Fort Wayne, Indiana; Houston, Texas; and Salt Lake City, Utah. The Company also has manufacturing agreements with five different companies to produce the majority of its novelty products. During 2002, approximately 22,000,000 dozens (97 percent of total novelty production) of Whole Fruit Bars, Starbucks Frappuccino Bars, Dreyer's and Edy's Ice Cream Bars and Godiva bars were produced under these agreements. In addition, the Company has agreements to produce products for other manufacturers. In 2002, the Company manufactured approximately 12,000,000 gallons of product under these partner brand agreements. Total company production, including both company brands and partner brands, was 124,000,000 gallons during 2002.

The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. During 2000, dairy raw material costs declined which favorably impacted gross profit by approximately $9,300,000 as compared to 1999. During 2001, dairy raw material costs increased which unfavorably impacted gross profit by approximately $30,000,000 as compared to 2000. During 2002, dairy raw material costs decreased which favorably impacted gross profit by approximately $36,500,000 as compared to 2001. Through the year-to-date period ended February 2003, dairy raw material costs have been favorable as compared to the year-to-date period ended February 2002.

The primary factor causing volatility in the Company's dairy costs is the price of cream. Under current Federal and State regulations and industry practice, the price of cream is linked to the price of butter as traded on the Chicago Mercantile Exchange. Over the last 10 years, the price of butter in the United States has averaged

$1.15 per pound. However, the market is inherently volatile and can experience large seasonal fluctuations. The Chicago Mercantile Exchange butter market is characterized by very low trading volumes and a limited number of participants. The available futures markets for butter are still in the early stages of development, and do not have sufficient liquidity to enable the Company to fully reduce its exposure to the volatility of the market. The Company has proactively addressed this price volatility by purchasing either butter or butter futures contracts with the intent of reselling or settling its positions at the Chicago Mercantile Exchange.

While the ice cream industry has generally sought to compensate for the cost of increased dairy prices through price increases, the industry is highly competitive and there can be no guarantee that the Company will be able to increase prices to compensate for increased dairy prices in the future. In addition, price increases may have negative effects on sales volume. In the past, spikes in butter costs have been followed by rapid decreases, as milk supply increases. Given this trend, the Company regards long-term average butter prices as the best indicator of strategic dairy costs.

In order to ensure consistency of flavor, each of the Company's manufacturing plants purchase, to the extent practicable, all of its required dairy ingredients from a limited number of suppliers. These dairy products and most other ingredients or their equivalents are available from multiple sources. The Company maintains a rigorous process for evaluating qualified alternative suppliers of its key ingredients.

The events of September 11, 2001 reinforced the need to enhance the security of the United States. Congress responded by passing the Public Health Security and Bioterrorism Preparedness and Protection Act of 2002 (the Act), which President Bush signed into law on June 12, 2002. The Act includes a large number of provisions to help ensure the safety of the United States from bioterrorism, including new authority for the Secretary of Health and Human Services (HHS) to take action to protect the nation's food supply against the threat of intentional contamination. The Food and Drug Administration, as the food regulatory arm of HHS, is responsible for developing and implementing these food safety measures, including four major regulations. The Company has internally reviewed its policies and procedures regarding food safety and has increased security procedures as appropriate. The Company continues to monitor risks in this area and is evaluating the impact of these proposed regulations on an ongoing basis.

The Company anticipates that it is likely to incur higher costs for energy at its facilities. The unfavorable cost impact resulting from these price changes cannot yet be quantified. The Company may also experience an interruption of electricity in California during rolling blackouts or at other times. To date, these blackouts have been for short time periods and have had a minimal impact on the Company. In addition, the Company believes that it may continue to incur higher costs for gasoline and there could be risks of shortages. At January and February 2003 price levels, the Company would incur an increase of approximately $1,600,000 in its gasoline costs in 2003 as compared to 2002. A $.10 change in the price per gallon of gasoline would result in a change in annualized gasoline expense of approximately $600,000.

Competition

The Company's manufactured products compete on the basis of brand image, quality, breadth of flavor selection and price. The ice cream industry is highly competitive and most ice cream manufacturers, including full line dairies, the major grocery chains and other independent ice cream processors, are capable of manufacturing and marketing high quality ice creams. Furthermore, there are relatively few barriers to new entrants in the ice cream business. However, reduced fat and reduced sugar ice cream products generally require technologically-sophisticated formulations and production in comparison to standard or "regular" ice cream products.

Much of the Company's competition comes from the "private label" brands produced by or for the major supermarket chains. These brands generally sell at prices below those charged by the Company for its products. Because these brands are owned by the retailer, they often receive preferential treatment when the retailers allocate available freezer space. The Company's competition also includes premium and super-premium ice creams produced by other ice cream manufacturers, some of whom are owned by parent companies much larger than the Company.

The Company distributes products as "partner brands" for several key competitors such as ConAgra Foods, Inc. (Healthy Choice products), NICC (Häagen-Dazs and Nestlé products), and Unilever (Ben & Jerry's and Good Humor-Breyers products). In most of these cases, the Company only provides distribution services while maintaining a competitive selling effort for its own brands with key retail accounts. The distribution of these partner brand products provides profits for the Company, and the Company believes that the parent companies of the partner brands realize substantial benefits from this program.

Employees

On December 28, 2002, the Company had approximately 4,600 employees. Approximately 450 of the Company's employees are covered by collective bargaining agreements. The Company's Union City manufacturing, sales and distribution employees are represented by the Teamsters Local 853 and by the International Union of Operating Engineers, Stationary Local No. 39. The contract with Teamsters Local 853 for the Company's manufacturing employees expires in December 2004 and the contract for sales and distribution employees expires in September 2003. The contract with the International Union of Operating Engineers, Stationary Local No. 39 expires in August 2005. Certain of the Company's employees in the Monterey area are represented by the General Teamsters, Warehousemen and Helpers Union Local 890. The contract with this union expires in June 2003. The Sacramento distribution employees are represented by the Chauffeurs, Teamsters and Helpers Union, Local 150, whose contract with the Company expires in August 2004. The St. Louis distribution employees are represented by the United Food & Commercial Workers Union, Local 655, whose contract with the Company expires in January 2004. The Company has never experienced a strike by any of its employees.

Item 2. *Properties.*

The Company owns its headquarters located at 5929 College Avenue in Oakland, California. The headquarters buildings include 83,000 square feet of office space utilized by the Company and 10,000 square feet of retail space leased to third parties.

The Company owns a manufacturing and distribution facility in Union City, California. This facility has approximately 40,000 square feet of manufacturing, dry storage and office space and 60,000 square feet of cold storage warehouse space. The plant has an estimated maximum capacity of 43,000,000 gallons per year. During 2002, the facility produced approximately 20,000,000 gallons of ice cream and related products.

The Company leases an ice cream manufacturing plant with an adjoining cold storage warehouse located in the City of Commerce, California. This facility has approximately 72,000 square feet of manufacturing, dry storage and office space and 18,000 square feet of cold storage space. The lease on this property, including renewal options, expires in 2011. The plant has an estimated maximum capacity of 37,000,000 gallons per year. During 2002, the facility produced approximately 20,000,000 gallons of ice cream and related products.

The Company owns a cold storage warehouse facility located in the City of Industry, California. This facility has approximately 92,000 square feet of cold and dry storage warehouse space and office space. This facility supplements the cold storage warehouse and office space leased in the City of Commerce.

The Company owns a manufacturing plant with an adjoining cold storage warehouse in Fort Wayne, Indiana. This facility has approximately 58,000 square feet of manufacturing and office space and 102,000 square feet of dry and cold storage space. The plant has an estimated maximum capacity of 69,000,000 gallons per year. During 2002, the facility produced approximately 56,000,000 gallons of ice cream and related products. The Company's original purchase and development of the Fort Wayne facility was financed by industrial development bonds, which were fully paid in 2001.

The Company owns a manufacturing and distribution facility in Houston, Texas. This facility has approximately 50,000 square feet of manufacturing, dry storage and office space and 80,000 square feet of cold storage warehouse space. The plant has an estimated maximum capacity of 36,000,000 gallons per year. During 2002, this facility produced approximately 22,000,000 gallons of ice cream and related products.

The Company owns a manufacturing and distribution facility in Salt Lake City, Utah. This facility has approximately 26,000 square feet of manufacturing, dry storage and office space and 15,000 square feet of cold storage space. Approximately 2,600 square feet of dry storage space included in the facility's 26,000 square feet is leased. Another 18,000 square feet of dry storage space and 4,000 square feet of cold storage space is leased. The plant has an estimated maximum capacity of 11,000,000 gallons per year. During 2002, the facility produced approximately 6,000,000 gallons of ice cream and related products.

The Company intentionally acquires, designs and constructs its manufacturing and distribution facilities with a capacity greater than current needs require. This is done to facilitate growth and expansion and minimize future capital outlays. The cost of carrying this excess capacity is not significant. The estimated capacities mentioned above represent the maximum potential production for each plant. Actual plant capacity can be heavily influenced by seasonal demand fluctuations, internal or external inventory storage availability and costs, and the type of product or package produced.

The Company leases or rents other various local distribution and office facilities with leases expiring through the year 2011, including options to renew, except for one that has 85 years remaining under the lease.

Item 3. *Legal Proceedings.*

See the description of the Merger and the FTC's decision to authorize its staff to seek a preliminary injunction under "Recent Events" in Item 1. To date, the Company is not aware of a complaint having been filed by the FTC seeking to enjoin the Merger.

Item 4. *Submission of Matters to a Vote of Security Holders.*

Not applicable.

Executive Officers of the Registrant

The Company's executive officers and their ages are as follows:

Name	Age	Position
T. Gary Rogers	60	Chairman of the Board and Chief Executive Officer
William F. Cronk, III	60	President
Edmund R. Manwell	60	Secretary
Thomas M. Delaplane	58	Vice President — Sales
J. Tyler Johnston	49	Vice President — Marketing
Timothy F. Kahn	49	Vice President — Finance and Administration and Chief Financial Officer
William R. Oldenburg	56	Vice President — Operations

All officers hold office at the pleasure of the Board of Directors. There is no family relationship among the above officers.

Mr. Rogers has served as the Company's Chairman of the Board and Chief Executive Officer since its incorporation in February 1977.

Mr. Cronk has served as a director of the Company since its incorporation in February 1977 and has been the Company's President since April 1981. In June 2002, Mr. Cronk announced that he will retire at the close of the Merger, but will continue to serve as a director of New Dreyer's. If the Merger is not completed, Mr. Cronk will not retire.

Mr. Manwell has served as Secretary of the Company since its incorporation in February 1977 and as a director of the Company since April 1981. Since March 1982, Mr. Manwell has been a partner in the law firm of Manwell & Schwartz.

Mr. Delaplane has served as Vice President — Sales of the Company since May 1987.

Mr. Johnston has served as Vice President — Marketing of the Company since March 1996. From September 1995 to March 1996, he served as Vice President — New Business of the Company. From May 1988 to August 1995, he served as the Company's Director of Marketing.

Mr. Kahn has served as Vice President — Finance and Administration and Chief Financial Officer of the Company since March 1998. From 1994 through October 1997, Mr. Kahn served in the positions of Senior Vice President, Chief Financial Officer and Vice President for several divisions of PepsiCo, Inc., including Pizza Hut, Inc., and from November 1997 to February 1998 was employed by Tricon, Inc., following PepsiCo's spin-off of Pizza Hut to Tricon, Inc.

Mr. Oldenburg has served as Vice President — Operations of the Company since September 1986.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters.*

(a) Market information.

The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "DRYR" since 1981. The following table sets forth the range of quarterly high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market:

	High	Low
2002		
First Quarter	$44.20	$37.70
Second Quarter	69.07	40.86
Third Quarter	70.00	66.75
Fourth Quarter	70.98	69.72
2001		
First Quarter	$36.75	$23.38
Second Quarter	31.35	23.94
Third Quarter	30.85	26.50
Fourth Quarter	40.05	27.68

(b) Holders.

On March 20, 2003, the number of holders of record of the Company's common stock was approximately 5,552.

(c) Dividends.

The Company paid a regular quarterly dividend of $.06 per share of common stock for each quarter of 2002 and 2001, and $.03 per share of common stock for each quarter of 2000. The Company's revolving line of credit agreement prohibits the declaration and payment of dividends in excess of $10,000,000 and $15,000,000 in 2001 and 2002, respectively, and in excess of $20,000,000 in each of the years 2003, 2004 and 2005.

Item 6. *Selected Financial Data.*

	Year Ended December[1]				
	2002	2001	2000	1999	1998
	($ in thousands, except per share amounts)				
Operations:					
Net sales[2]	$1,345,957	$1,211,245	$1,040,788	$961,111	$902,109
Income (loss) before cumulative effect of change in accounting principle[3],[4]	29,060	8,829	25,378	11,587	(46,510)
Net income (loss)[3],[4]	29,060	8,829	25,378	10,992	(46,510)
Net income (loss) available to common stockholders[3],[4]	29,060	8,269	24,220	9,872	(47,630)
Per Common Share:					
Basic:					
Income (loss) before cumulative effect of change in accounting principle[3],[4]	.84	.26	.86	.38	(1.75)
Net income (loss)[3],[4]	.84	.26	.86	.36	(1.75)
Diluted:					
Income (loss) before cumulative effect of change in accounting principle[3],[4]	.77	.24	.72	.35	(1.75)
Net income (loss)[3],[4]	.77	.24	.72	.33	(1.75)
Dividends declared[5]	.24	.24	.12	.12	.12
Balance Sheet:					
Total assets	512,572	498,689	468,451	441,065	461,721
Working capital[6]	80,368	84,018	58,006	29,513	61,059
Long-term debt[7]	118,529	148,671	121,214	104,257	169,781
Redeemable convertible preferred stock[8]			100,540	100,078	99,654
Stockholders' equity[8]	243,988	208,365	100,372	73,694	61,174

[1] The Company's fiscal year is a 52-week or a 53-week period ending on the last Saturday in December. Fiscal years 2002, 2001, 1999, and 1998 consisted of 52 weeks, while fiscal year 2000 consisted of 53 weeks.

[2] As a result of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", certain expenses previously classified as selling, general and administrative expenses are now recorded as a reduction of net sales beginning in the first quarter of 2002. In accordance with this pronouncement, these amounts reflect this retroactive reclassification which had no effect on net income (loss) as previously reported.

[3] Fiscal 2002 results include $10,561,000 of Merger transaction expenses. In addition, fiscal 2002 results do not include goodwill amortization because, on January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which requires that goodwill and other indefinite-lived intangible assets no longer be amortized. Other income, net for fiscal 2002 includes $3,069,000 of losses from butter trading activities and a $1,093,000 loss resulting from the impairment of an investment in Momentx Corporation.

[4] Fiscal 1998 results include certain restructuring and impairment charges.

[5] On February 14, 2001, the Board of Directors declared its intention to increase the regular quarterly dividend from $.03 to $.06 per common share for each quarter of 2001.

[6] Certain reclassifications have been made to prior years' financial data to conform to the current year presentation.

[7] Excludes current portion of long-term debt.

[8] The Company's redeemable convertible preferred stock was converted to common stock in the second quarter of 2001.

See "Recent Events" in Item 1 for information as to the uncertainty regarding the completion and effect of the Merger.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of Dreyer's Grand Ice Cream, Inc. (the Company) and other matters. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Forward-looking information may be included in this Annual Report on Form 10-K or may be incorporated by reference from other documents filed with the Securities and Exchange Commission (SEC) by the Company. You can find many of these statements by looking for words including, for example, "believes", "expects", "anticipates", "estimates" or similar expressions in this Annual Report on Form 10-K or in documents incorporated by reference in this Annual Report on Form 10-K.

These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements. You should understand that various factors, in addition to those discussed elsewhere in this Annual Report on Form 10-K and in the documents referred to in this Annual Report on Form 10-K, could affect the future results of the Company, and could cause results to differ materially from those expressed in these forward-looking statements, including, but not limited to:

- *risk factors described under the "Risks and Uncertainties" section below;*
- *the level of consumer spending for frozen dessert products;*
- *the Company's ability to achieve efficiencies in manufacturing and distribution operations without negatively affecting sales;*
- *the cost of energy and gasoline used in manufacturing and distribution;*
- *the cost of dairy raw materials and other commodities used in the Company's products;*
- *the Company's ability to develop, market and sell new frozen dessert products;*
- *the success of the Company's marketing and promotion programs and competitors' marketing and promotion responses;*
- *market conditions affecting the prices of the Company's products;*
- *responsiveness of both the trade and consumers to the Company's new products and marketing and promotion programs;*
- *existing and future governmental regulations resulting from the events of September 11, 2001, and any military actions which could affect commodity and service costs to the Company; and*
- *uncertainty regarding the completion and effect of the proposed transactions with Nestlé as described under "Recent Events" below.*

You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of documents incorporated by reference in this Annual Report on Form 10-K, the dates of those documents. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

Recent Events

The Company entered into an Agreement and Plan of Merger and Contribution, dated June 16, 2002, as amended, (the Merger Agreement), with New December, Inc. (New Dreyer's), December Merger Sub, Inc., Nestlé Holdings, Inc. (Nestlé) and NICC Holdings, Inc. (NICC Holdings), a wholly-owned subsidiary of Nestlé, to combine the Company with Nestlé Ice Cream Company, LLC (NICC), the Nestlé affiliate which holds Nestlé's United States frozen dessert business. The combination will result in both the Company and NICC becoming wholly-owned subsidiaries of New Dreyer's, a Delaware corporation formed by the Company to effect the transactions contemplated by the Merger Agreement (the Merger).

A Registration Statement on Form S-4 was filed by New Dreyer's with the SEC in connection with the Merger and was declared effective on February 14, 2003. A proxy statement/prospectus for a Special Meeting of Stockholders (Special Meeting) to vote on the Merger was mailed on February 18, 2003 to the Company's stockholders of record as of January 29, 2003. On March 20, 2003, the Special Meeting was held and the Company's stockholders approved the Merger Agreement and the Merger.

If the Merger is completed, each stockholder (other than Nestlé and its affiliates) who holds shares of the Company's common stock at the effective time of the Merger will receive one share of Class A Callable Puttable Common Stock of New Dreyer's for each share of the Company's common stock. Subject to the terms and conditions of the amended and restated certificate of incorporation of New Dreyer's, the holders of New Dreyer's Class A Callable Puttable Common Stock will be permitted to sell (put) some or all of their shares to New Dreyer's for $83.00 per share during two periods, the first beginning on December 1, 2005 and ending on January 13, 2006, and the second beginning on April 3, 2006 and ending on May 12, 2006. The New Dreyer's Class A Callable Puttable Common Stock will also be subject to redemption (call) by New Dreyer's at the request of Nestlé at $88.00 per share during a six-month period beginning on January 1, 2007 and ending on June 30, 2007. At the effective time of the Merger, NICC Holdings will contribute all of its ownership interest of NICC to New Dreyer's and will receive in exchange for such contribution, 55,001,299 shares of Class B Common Stock of New Dreyer's. The Class B Common Stock is similar to the Class A Callable Puttable Common Stock, except that it lacks the call and put features and has additional voting rights. The shares of the Company's common stock currently held by Nestlé will be converted into the same number of shares of Class B Common Stock of New Dreyer's. As of December 28, 2002, Nestlé owned approximately 23 percent of the Company's common stock on a diluted basis. If the Merger is completed, Nestlé and its affiliates will own approximately 67 percent of New Dreyer's common stock on a diluted basis.

In addition, if the Merger is completed, each outstanding option to purchase the Company's common stock under the Company's existing stock option plans will, at the completion of the Merger, be converted into an option to acquire:

- prior to the date that New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or prior to the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., that number of shares of New Dreyer's Class A Callable Puttable Common Stock equal to the number of shares of the Company's common stock subject to the option immediately prior to the completion of the Merger, at the price or prices per share in effect immediately prior to the completion of the Merger.
- at or after the date New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or after the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., the same consideration that the holder of the options would have received had the holder exercised the stock options prior to the redemption or short form merger and received consideration in respect of the shares of Class A Callable Puttable Common Stock under the redemption or short form merger at the price or prices in effect at that time.

The New Dreyer's stock options will otherwise be subject to the same terms and conditions applicable to the original options to purchase the Company's common stock immediately prior to the completion of the Merger.

Certain regulatory requirements must be satisfied before the Merger is completed. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), and the rules promulgated thereunder by the United States Federal Trade Commission (the FTC), the Merger cannot be completed until notifications have been given and information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the Antitrust Division), and the specified waiting periods have expired or have been terminated. The Company and Nestlé filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on July 3, 2002. On August 2, 2002, the FTC made a request for additional information and documentary material. Both the Company and Nestlé declared substantial compliance with the FTC's request by December 26, 2002. On February 25, 2003, the Company announced that the Company and Nestlé committed to the FTC not to close the Merger without first giving 20 days written notice to the FTC of an intent to close, and that in no event would the parties give such notice to the FTC in a manner that would permit the Merger to close prior to March 31, 2003.

In an effort to address concerns of the FTC arising out of the Merger, on March 3, 2003, the Company and NICC entered into an agreement with Integrated Brands, Inc. (Integrated Brands), a subsidiary of CoolBrands International Inc., for the sale and purchase of certain ice cream assets of Dreyer's and certain distribution assets of NICC (the Sale Agreement). Under the terms of the Sale Agreement, the Company agreed to sell to Integrated Brands the Dreamery® and Whole Fruit™ Sorbet brands and, subject to the receipt of the required consent by Godiva Chocolatier, Inc. (Godiva), to assign the license for the Godiva® ice cream brand, and NICC agreed to sell to Integrated Brands its distribution assets in the states of Oregon, Washington and Florida and in the metropolitan areas of the San Francisco Bay Area, Southern California (Los Angeles and San Diego), Baltimore/Washington, D.C., Philadelphia, Delaware Valley Area (PA) and Central/Southern New Jersey. The Sale Agreement also contemplates that, when the sale closes, the parties will enter into other ancillary agreements related to the manufacture and distribution of ice cream products. The sale to Integrated Brands will be completed only if the Merger is completed.

On March 4, 2003, the FTC authorized its staff to commence legal action and seek a preliminary injunction to block the Merger pending trial. The Company, NICC, Nestlé and the FTC are discussing the terms of the proposed sale to Integrated Brands in order to address concerns expressed by the FTC. Depending on the outcome of these discussions, the Company, NICC and Nestlé may agree with the FTC to certain conditions relating to the Sale Agreement or other matters.

A substantial delay in obtaining satisfactory approvals and consents from the FTC to close the Merger or the insistence upon unfavorable terms or conditions by the FTC, such as significant asset dispositions, could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company, or may result in the Company, NICC and Nestlé litigating with a governmental agency, or possibly cause the parties to the Merger Agreement to abandon the Merger. As a result, there can be no assurance that the Merger will close.

Several of the Company's joint venture partners and partner brand manufacturers have rights to terminate their arrangements with the Company upon completion of the Merger, subject to various other terms and conditions. The Company can provide no assurance as to the potential actions of these business partners. Should any of the Company's significant partners or suppliers choose to terminate these arrangements in accordance with their rights to do so following the completion of the Merger, the Company may incur significant decreases in gross profit and/or be required to write-off certain assets as a result of the loss of these business partners. Unilever United States, Inc. (Unilever) has announced that it may decide to sell Ben & Jerry's® through the grocer's warehouse instead of through the Company's distribution system after completion of the Merger. However, under the terms of the Company's agreement with Unilever, Unilever must give the Company at least nine months notice after completion of the Merger to terminate its agreement with the Company.

If the Merger is completed, the Company and NICC will become wholly-owned subsidiaries of New Dreyer's and New Dreyer's will be a publicly-held registrant. As such, the Company's Strategic Plan discussed below will not necessarily be the strategic plan of New Dreyer's. In addition, if any of the Company's joint venture partners or partner brand manufacturers terminate their arrangements with the Company because of the completion of the Merger, aspects of the Company's Strategic Plan will not be applicable. Finally, if the Merger is not completed, the Company may also change many elements of its Strategic Plan.

The Merger will be accounted for as a reverse acquisition under the purchase method of accounting. For this purpose, NICC will be deemed to be the acquirer and the Company will be deemed to be the acquiree. As a result, the Company is charging to expense all costs related to the Merger as incurred. These expenses totaled $10,561,000 in 2002. The Company currently estimates that it will incur total transaction expenses related to the Merger, including costs to be incurred to close the Merger, of approximately $34,000,000.

The Strategic Plan

In 1994, the Company adopted a strategic plan to accelerate sales of its brands throughout the country (the Strategic Plan). The Strategic Plan could potentially change as described in "Recent Events" above. The objective of the Strategic Plan was to build high-margin brands with leading market shares, through investments in effective consumer marketing activities, and through expansion and improvement of the Company's direct-store-distribution network to national scale. The potential benefits of the Strategic Plan are increased market share and future earnings above levels that would have been attained in the absence of the Strategic Plan.

In accordance with the Strategic Plan, the Company embarked on an aggressive national expansion, involving the entry into new markets throughout the country, the opening of new manufacturing and warehouse facilities, and the introduction of several new products. As part of this expansion, the Company also acquired various regional distribution companies and the Grand Soft equipment manufacturing business. The Company made substantial investments in physical infrastructure, information systems, brand-building activities, and selling capabilities, which substantially increased the Company's cost structure.

Although the Strategic Plan places primary emphasis on expanding sales of the Company's own brands, the Company also increased its business of distributing products for other manufacturers (partner brands) such as Unilever, ConAgra Foods, Inc., Silhouette Brands, Inc. and NICC. In 1999, Ben & Jerry's, one of the Company's more significant partner brands, transferred slightly more than half of its distribution business with the Company to another distributor. In March 2001, the Company resumed distribution for Ben & Jerry's in all of the original markets, as well as additional markets, under a new long-term agreement.

The Company continues to pursue the benefits of the Strategic Plan through four long-term initiatives. These initiatives are as follows: (1) growth in sales of the Company's premium ice cream brands; (2) growth in sales of the Company's superpremium ice cream brands; (3) accelerated development of the Company's business in a wider number of retail channels, especially mass-merchandisers, convenience stores and foodservice outlets; and (4) a focus on improved productivity through a reduction in total delivered costs, meaning the per-unit costs of manufacturing, selling and distribution and support activities.

The Company believes that the benefits under the Strategic Plan will be realized in future years, although no assurance can be given that the expectations relative to future market share and earnings benefits of the strategy will be realized. Specific factors that might cause a shortfall in the Strategic Plan benefits include, but are not limited to, the Company's ability to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales; the cost of dairy raw materials and other commodities used in the Company's products; competitors' marketing and promotion responses; market conditions affecting the prices of the Company's products; the Company's ability to increase sales of its own branded products; and responsiveness of both the trade and consumers to the Company's new products and marketing and promotion programs. See "Recent Events" above for additional information regarding factors that may affect the Strategic Plan.

Risks and Uncertainties

A substantial delay in obtaining satisfactory approvals and consents from the FTC to close the Merger or the insistence upon unfavorable terms or conditions by the FTC, such as significant asset dispositions, could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company, or may result in the Company, NICC and Nestlé litigating with a governmental agency, or possibly cause the parties to the Merger Agreement to abandon the Merger. As a result, there can be no assurance that the Merger will close.

The Company distributes products as "partner brands" for several key competitors such as ConAgra Foods, Inc. (Healthy Choice™ products), NICC (Häagen-Dazs® and Nestlé products), and Unilever (Ben & Jerry's and Good Humor®-Breyers® products). In most of these cases, the Company only provides distribution services while maintaining a competitive selling effort for its own brands with key retail accounts. The distribution of these partner brand products provides profits for the Company, and the Company believes that the parent companies of the partner brands realize substantial sales benefits from this program. The Company has negotiated long-term contracts with each of its key partner brands. However, because the manufacturers of these partner brands are also key competitors of the Company, there can be no guarantee that such relationships will continue. Nonetheless, the Company believes that the quality of its distribution services, and the resulting incremental sales, will continue to provide a strong rationale for the partner brand program for all parties.

Several of the Company's joint venture partners and partner brand manufacturers have rights to terminate their arrangements with the Company upon completion of the Merger, subject to various other terms and conditions. The Company can provide no assurance as to the potential actions of these business partners. Should any of the Company's significant partners or suppliers choose to terminate these arrangements in accordance with their rights to do so following the completion of the Merger, the Company may incur significant decreases in gross profit and/or be required to write-off certain assets as a result of the loss of these business partners. Unilever United States, Inc. (Unilever) has announced that it may decide to sell Ben & Jerry's® through the grocer's warehouse after completion of the Merger instead of through the Company's distribution system. However, under the terms of the Company's agreement with Unilever, Unilever must give the Company at least nine months notice after completion of the Merger to terminate its agreement with the Company.

If the Merger is completed, the Company and NICC will become wholly-owned subsidiaries of New Dreyer's and New Dreyer's will be a publicly-held registrant. As such, the Company's Strategic Plan discussed above will not necessarily be the strategic plan of New Dreyer's. In addition, if any of the Company's joint-venture partners or partner brand manufacturers terminate their arrangements with the Company because of the completion of the Merger, aspects of the Company's Strategic Plan will not be applicable. Finally, if the Merger is not completed, the Company may also change many elements of the Strategic Plan.

The events of September 11, 2001 reinforced the need to enhance the security of the United States. Congress responded by passing the Public Health Security and Bioterrorism Preparedness and Protection Act of 2002 (the Act), which President Bush signed into law on June 12, 2002. The Act includes a large number of provisions to help ensure the safety of the United States from bioterrorism, including new authority for the Secretary of Health and Human Services (HHS) to take action to protect the nation's food supply against the threat of intentional contamination. The Food and Drug Administration, as the food regulatory arm of HHS, is responsible for developing and implementing these food safety measures, including four major regulations. The Company has internally reviewed its policies and procedures regarding food safety and has increased security procedures as appropriate. The Company continues to monitor risks in this area and is evaluating the impact of these proposed regulations on an ongoing basis.

The primary factor causing volatility in the Company's dairy costs is the price of cream. Under current federal and state regulations and industry practice, the price of cream, a primary ingredient in ice cream, is linked to the price of butter. Over the last 10 years, the price of butter in the United States has averaged $1.15 per pound. However, the market is inherently volatile and can experience large seasonal fluctuations. The Chicago Mercantile Exchange butter market is characterized by very low trading volumes and a limited number of participants. The available futures markets for butter are still in the early stages of development, and do not have sufficient liquidity to enable the Company to fully reduce its exposure to the volatility of the market. However, the Company has proactively addressed this price volatility by purchasing either butter or butter futures contracts with the intent of reselling or settling its positions at the Chicago Mercantile Exchange. In spite of these efforts to mitigate this risk, commodity price volatility still has the potential to materially affect the Company's performance, including, but not limited to, its profitability, cash flow and competitive position.

The Company anticipates that it is likely to incur higher costs for energy at its facilities. The unfavorable cost impact resulting from these price changes cannot yet be quantified. The Company may also experience an interruption of electricity in California during rolling blackouts or at other times. To date, these blackouts have been for short time periods and have had a minimal impact on the Company. In addition, the Company believes that it may continue to incur higher costs for gasoline and there could be risks of shortages. At January and February 2003 price levels, the Company would incur an increase of approximately $1,600,000 in its gasoline costs in 2003 as compared to 2002. A $.10 change in the price per gallon of gasoline would result in a change in annualized gasoline expense of approximately $600,000.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The Company believes that the following critical accounting policies, which the Company's senior management has discussed with the audit committee of the board of directors, represent the most significant judgments and estimates used in the preparation of the consolidated financial statements:

- **Employee Bonuses and Profit-Sharing Plan Contributions** — The Company's liabilities for employee bonuses and profit sharing plan contributions are based primarily on estimated full year profitability as compared to the Company's annual plan. The Company accrues for these expenses on a pro rata basis at the end of each quarter based on the expected full year profitability. Due to the variability of its business, interim adjustments to these accruals could be material. However, at year-end when the full year profitability is known, variations between what had been accrued and actually paid are usually less significant.

  The Company's liability for employee bonuses at December 28, 2002 and December 29, 2001 totaled $16,104,000 and $4,860,000, respectively. The Company's liability for accrued pension contributions and 401(k) matching contributions was $10,711,000 and $8,237,000 at December 28, 2002 and December 29, 2001, respectively.

- **Self-insurance** — The Company's liabilities for self-insured health, workers compensation and vehicle plans are developed from third-party actuarial valuations that rely on various key assumptions. These valuation assumptions have historically been fairly reliable at estimating the Company's self-insurance liabilities at each balance sheet date. In addition, the Company maintains individual claim and aggregated stop-loss policies with third-party insurance carriers. These policies effectively limit the range of potential claim losses. As a result of the historic reliability of its valuation assumptions and its stop-loss insurance policies, the Company believes that there is a low likelihood that the use of different assumptions or estimates would result in a material change in its self-insurance assets, liabilities or expense.

  The Company's liability for self-insured health plans at December 28, 2002 and December 29, 2001 totaled $2,040,000 and $1,209,000, respectively. Deposits made to third party claims processors for workers compensation and vehicle losses totaled $15,148,000 and $1,287,000, at December 28, 2002 and December 29, 2001, respectively. The cost of claims are charged to expense as incurred.

- **Goodwill, net** — The Company has recorded goodwill related to previous business acquisitions. The Company tests goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. If the fair value of a reporting unit is less than its carrying value, then an impairment loss would be recognized equal to the excess of the carrying value of the reporting unit goodwill over the fair value of that goodwill. The Company performs its impairment test on each of its five reporting units. These reporting units correspond to the Company's five geographic segments that it uses to manage its operations. Virtually all of the Company's previous acquisitions (usually regional distributors) were located entirely within a single reporting unit. Consequently, the Company has been able to specifically assign its goodwill to its reporting units for purposes of impairment testing. The Company estimates the fair market value of its reporting units based on a multiple of their specific pre-tax earnings (after overhead allocations). The Company employs an earnings multiple that it believes is the market rate for the valuation of businesses that are equivalent to its reporting units. However, the estimated earnings multiple, together with other inputs to the impairment test, are based upon estimates that carry a degree of uncertainty.

The Company's business has grown at a fairly rapid pace since its inception. As a result, the estimated fair market value of its reporting units has increased with this growth. This has created a surplus of estimated fair market value over the carrying value of each of its reporting units. The Company believes that each of its reporting unit's surplus is sufficient to cover a moderate decline in estimated fair market value, making the probability of an impairment unlikely in most situations. However, a severe or extraordinary decline in the fair market value of an individual reporting unit could result in a material impairment charge.

Goodwill, net at December 28, 2002 and December 29, 2001 totaled $84,651,000 and $39,114,000, respectively.

- **Property, Plant and Equipment, net** — The cost of additions to property, plant and equipment, along with major repairs and improvements, is capitalized, while maintenance and minor repairs are charged to expense as incurred. Property, plant and equipment is depreciated using the straight-line method over the assets' estimated useful lives, generally ranging from two to 35 years. Interest costs relating to capital assets under construction are capitalized.

  The Company has been using the same types of property, plant and equipment (e.g. trucks, manufacturing equipment) for many years. Based on this experience, the Company believes its depreciation method, depreciable lives and salvage values have proven to be fairly reliable estimates. This belief has been substantiated by historically small gains and losses recorded when assets have been disposed of. The Company therefore believes that there is a low likelihood that the use of different assumptions and estimates would result in a material change to its depreciation expense. However, future changes to the Company's Strategic Plan or operating plans can result in a shortening of the estimated useful life of certain affected assets. In these cases, the Company would decrease the remaining depreciable life on a prospective basis. This would result in an increase in depreciation expense which, in limited situations, could be material. If changes to the Company's plans occur suddenly or are implemented quickly, an impairment charge could result. Depending on the scope of the changes and the assets affected, such an impairment could be material.

- **Trade Accounts Receivable, net** — The Company assesses the recoverability of trade accounts receivable based on estimated losses resulting from the inability of customers to make required payments. The Company's estimates are based on the aging of accounts receivable balances and historical write-off experience, net of recoveries. The Company reviews trade accounts receivable for recoverability regularly and whenever events or circumstances, such as deterioration in the financial condition of a customer, indicate that a change in the allowance might be required.

  Historically this methodology has been a fairly reliable means of assessing the recoverability of trade accounts receivable at each balance sheet date. The Company therefore believes that there is a low likelihood that the use of different assumptions or estimates would result in a material change to the bad debt provision or allowance for bad debts. However, lack of information about the financial deterioration of a major customer could result in a material change in the bad debt provision.

  The combined net sales to the Company's three largest customers accounted for $428,123,000, $402,061,000 and $342,634,000 of net sales in 2002, 2001 and 2000, respectively. The combined trade accounts receivable balances for these three customers totaled $24,092,000 and $26,101,000 at December 28, 2002 and December 29, 2001, respectively. At December 28, 2002 and December 29, 2001, the Company's allowance for doubtful accounts totaled $1,586,000 and $1,024,000, respectively. Additions to the bad debt allowance (i.e. provision for bad debts) totaled $884,000, $587,000 and $2,175,000 in 2002, 2001 and 2000, respectively. Write-offs of trade accounts receivable totaled $322,000, $2,174,000 and $5,279,000 in 2002, 2001 and 2000, respectively.

- Deferred Tax Assets — The Company records a valuation allowance related to deferred tax assets if, based on the weight of the available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized. While the Company has considered future taxable income and prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if the Company determines that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made.

  At the present time, the Company's deferred tax asset valuation allowances have been established based on fairly objective data (e.g. income tax regulations) and are therefore not subject to a high degree of variability. The Company therefore believes there is a low likelihood that the use of different assumptions or estimates would result in a material change to the deferred tax asset valuation allowances.

  In fiscal 2002, the Company recorded a valuation allowance of $2,361,000 related to certain potentially nondeductible Merger transaction expenses and to the impairment of the Company's investment in Momentx Corporation.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Results of Operations

Financial Summary

The Company reported net income available to common stockholders of $29,060,000, or $.77 per diluted common share, for the 52 weeks ended December 28, 2002, compared to net income available to common stockholders of $8,269,000, or $.24 per diluted common share, for the 52 weeks ended December 29, 2001. Consolidated net sales increased 11 percent over 2001 to $1,345,957,000. The improvement in net income over 2002 reflects increased sales and substantially lower dairy raw material costs, offset in part by merger transaction expenses.

52 Weeks Ended 2002 Compared with 52 Weeks Ended 2001

Net sales for 2002 increased $134,712,000 or 11 percent, to $1,345,957,000 from $1,211,245,000 for 2001.

Net sales of the Company's branded products, including licensed and joint venture products (company brands), increased $44,479,000, or six percent, to $752,352,000 from $707,873,000 for 2001. Company brands represented 56 percent of net sales in 2002 compared with 58 percent in 2001. The increase in dollar net sales of company brands resulted from increased unit sales and increased average wholesale prices. Gallon sales of the Company's branded products increased 2,000,000 gallons, or two percent, to approximately 114,000,000 gallons. The products that led this volume increase were premium Dreyer's and Edy's Grand Ice Cream and Whole Fruit™ Bars. These products contributed approximately 2,600,000 gallons and 900,000 gallons, respectively, to the volume increase, although these increases were partially offset by a net decrease in gallon sales of various other company brands. The average price for the Company's branded products increased approximately four percent after the effect of increased trade promotion expenses of $39,819,000. This increase in average price was due to a shift in mix to higher-priced products. The Company's portfolio of branded products held a 19.2 percent dollar share of all packaged ice cream sold in the grocery channel in 2002 compared to 18.6 percent in 2001.

Net sales of products distributed for other manufacturers (partner brands) increased $90,233,000, or 18 percent, to $593,605,000 from $503,372,000 for 2001. Net sales of partner brands represented 44 percent of net sales in 2002 compared with 42 percent in 2001. The increase in dollar sales was primarily attributable to increased sales of distributed novelty products (including increased sales of $49,642,000 of Silhouette Brands,

Inc.) and a 21 percent increase in net sales of Ben & Jerry's superpremium products (Ben & Jerry's) over 2001. The Company began distributing Ben & Jerry's to a larger distribution territory in March 2001 and distributes Ben & Jerry's for the grocery channel in all of the Company's company-owned markets across the country. The average price for partner brands increased approximately 13 percent, while unit sales increased 2,000,000 gallons, or four percent.

Cost of goods sold increased $84,629,000, or eight percent, as compared with 2001. Gross profit increased $50,083,000, or 38 percent, to $180,439,000, representing a 13 percent gross margin for 2002 compared with an 11 percent gross margin for 2001. The improvement in gross profit was driven primarily by increased net sales, partially offset by increased distribution expenses of $30,929,000. The Company converted its two quart (half gallon) products to 1.75 quarts in 2002; this conversion contributed approximately $5,000,000 to the gross profit increase. During 2002, the decrease in dairy raw material costs favorably impacted gross profit by approximately $36,500,000 (excluding the results of butter trading activities, which are included in other income, net) as compared to 2001. The Company anticipates that it may incur higher costs for utilities in the future. At January and February 2003 price levels, the Company would incur an increase of approximately $1,600,000 in its gasoline costs in 2003 as compared to 2002. A $.10 change in the price per gallon of gasoline would result in a change in annualized gasoline expense of approximately $600,000.

Selling, general and administrative expenses increased $7,705,000, or seven percent, to $116,050,000 from $108,345,000 for 2001. Selling, general and administrative expenses were nine percent of net sales in 2002 and 2001. The dollar increase in selling, general and administrative expenses primarily reflects an increase in payroll-related administrative expenses of $13,837,000, partially offset by a reduction in amortization expense of $4,326,000 due to the impact of a change in the accounting for amortization of goodwill and by a decrease in marketing expenses of $2,019,000.

Interest expense, net of amounts capitalized, decreased $3,573,000, or 33 percent, as compared with 2001, primarily due to lower interest rates.

Other income, net decreased $1,334,000, or 55 percent, to $1,071,000 from $2,405,000 for the same period last year. Other income, net includes $3,069,000 of losses from butter trading activities and a $1,093,000 impairment charge on an investment in Momentx Corporation (Momentx), an e-market solution provider for the dairy, food and beverage industries. During the second quarter of 2002, the Company determined that Momentx's shortfalls to its business plan, which plan called for a substantial acceleration of its sales growth which did not occur, negatively impacted the recovery of the Company's investment. Decreases in Other income, net were partially offset by a $3,099,000 increase in equity earnings from investments accounted for under the equity method, which primarily consist of investments in joint ventures.

Merger transaction expenses totaled $10,561,000 during 2002. The Company currently estimates that it will incur total transaction expenses related to the Merger, including costs to be incurred to close the Merger, of approximately $34,000,000.

The income tax provision increased $13,825,000, or 291 percent, as compared with 2001, due to a correspondingly higher pre-tax income in 2002 and the recording of a valuation allowance related to certain potentially nondeductible transaction expenses related to the Merger. The effective tax rate increased to 39 percent from 35 percent for 2001 due primarily to the establishment of this valuation allowance partially offset by the utilization of income tax credits. The Company's income tax provisions for 2002 and 2001 differ from tax provisions calculated at the federal statutory tax rate primarily due to the valuation allowance and state income taxes.

52 Weeks Ended 2001 Compared with 53 Weeks Ended 2000

Net sales for 2001 increased $170,457,000, or 16 percent, to $1,211,245,000 from $1,040,788,000 for 2000.

Net sales of the Company's branded products, including licensed and joint venture products (company brands), increased $16,002,000, or two percent, to $707,873,000 from $691,871,000 for 2000. Company brands represented 58 percent of net sales in 2001 compared with 66 percent in 2000. The increase in dollar net sales of company brands resulted from increased unit sales and increased average wholesale prices. Gallon sales of the Company's branded products increased 3,000,000 gallons, or three percent, to approximately 112,000,000 gallons. The products that led this volume increase were premium Dreyer's and Edy's Grand Ice Cream and Whole Fruit Bars. These products contributed approximately 3,900,000 gallons and 600,000 gallons, respectively, to the volume increase, although these increases were partially offset by a net decrease in gallon sales of various other company brands. The average price for the Company's branded products decreased approximately one percent after the effect of increased trade promotion expenses of $34,885,000. This decrease in average price was due to a shift in mix to lower-priced products, partially offset by the effect of higher wholesale prices. The Company's portfolio of branded products held an 18.6 percent dollar share of all packaged ice cream sold in the grocery channel in 2001 and 2000.

Net sales of products distributed for other manufacturers (partner brands) increased $154,455,000, or 44 percent, to $503,372,000 from $348,917,000 for 2000. Net sales of partner brands represented 42 percent of consolidated net sales in 2001 compared with 34 percent in 2000. The increase in dollar sales was primarily attributable to a 91 percent increase in net sales of Ben & Jerry's superpremium products (Ben & Jerry's) over 2000. The Company began distributing Ben & Jerry's to a larger distribution territory in March 2001 and distributes Ben & Jerry's for the grocery channel in all of the Company's company-owned markets across the country. In addition, the acquisition of independent distributors in 2000, excluding net sales of Ben & Jerry's, contributed $41,454,000 to the increase. The average price for partner brands increased approximately eight percent, while unit sales increased 9,400,000 gallons, or 33 percent.

Cost of goods sold increased $194,937,000, or 22 percent, as compared with 2000, while the gross margin decreased to 11 percent from 15 percent. The impact of the increase in dairy raw material costs unfavorably impacted gross profit in 2001 by approximately $30,000,000 as compared to 2000.

Selling, general and administrative expenses increased $2,714,000, or three percent, to $108,345,000 from $105,631,000 for 2000. Selling, general and administrative expenses, as a percentage of consolidated net sales, decreased slightly to nine percent in 2001 compared to 10 percent in 2000. The dollar increase in selling, general and administrative expenses primarily reflects a net increase in administrative expenses of $5,365,000, partially offset by a decrease in marketing spending of $3,556,000.

Interest expense, net of amounts capitalized, decreased $1,519,000, or 12 percent, as compared with 2000, primarily due to lower interest rates.

Other income, net decreased $1,353,000, or 36 percent, to $2,405,000 from $3,758,000 for 2000 primarily due to a $474,000 decrease in brokerage income and a $468,000 decrease in equity earnings from investments accounted for under the equity method, which primarily consist of investments in joint ventures.

The income tax provision decreased $10,479,000, or 69 percent, as compared with 2000, due to a correspondingly lower pre-tax income in 2001 and, to a lesser extent, a lower effective tax rate. The effective tax rate decreased to 35 percent from 37.5 percent for 2000 due primarily to the utilization of income tax credits. The Company's income tax provisions for 2001 and 2000 differ from tax provisions calculated at the federal statutory tax rate primarily due to tax credits and state income taxes.

Seasonality

The Company typically experiences more demand for its products during the spring and summer than during the fall and winter. The Company's inventory is maintained at the same general level relative to sales throughout the year by adjusting production and purchasing schedules to meet demand. The ratio of inventory to sales typically does not vary significantly from year to year.

Effects of Inflation and Changing Prices

The largest component of the Company's cost of production is raw materials, principally dairy products and sugar. During 2002, dairy raw material costs decreased which favorably impacted gross profit by approximately $36,500,000 as compared to 2001. During 2001, dairy raw material costs increased which unfavorably impacted gross profit by approximately $30,000,000 as compared to 2000. During 2000, dairy raw material costs declined which favorably impacted gross profit by approximately $9,300,000 as compared to 1999. Through the year-to-date period ended February 2003, dairy raw material costs have been favorable as compared to the year-to-date period ended February 2002.

New Accounting Pronouncements

Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)

In November 2001, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) issued EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9). This pronouncement requires that discounts (off-invoice promotion and coupons), amounts paid to retailers to advertise a company's products (fixed trade promotion) and fees paid to retailers to obtain shelf space (slotting fees) be recorded as a reduction of revenue.

The Company adopted EITF 01-9 at the beginning of fiscal 2002 and presented the expenses described above of $228,272,000 in accordance with this pronouncement. The Company retroactively reclassified expenses of $188,453,000 and $153,568,000 in 2001 and 2000, respectively. The retroactive reclassification of these expenses resulted in a decrease in total sales and gross profit, along with a corresponding decrease in selling, general and administrative expenses with no effect on net income (loss) as previously reported.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). This pronouncement requires recognition of goodwill and other identifiable intangible assets with indeterminate lives ("these assets") as long-term assets. Amortization as previously required by Accounting Principles Board Opinion No. 17, "Intangible Assets", is no longer permitted. In lieu of amortization, these assets are now tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company adopted SFAS No. 142 at the beginning of fiscal 2002 and completed its transitional impairment test during the first quarter of 2002 and its annual impairment test in August 2002. The Company has not recorded any impairment charges under SFAS No. 142.

The following pro forma table illustrates the effect on 2001 and 2000 net income available to common stockholders and the related per share amounts if SFAS No. 142 had been adopted on the first day of fiscal 2000. The pro forma adjustments reversing the effect of amortization on acquisition-related intangibles with indefinite lives (including goodwill, distribution rights and assembled workforce) of $4,326,000 and $3,796,000, in 2001 and 2000, respectively, are presented net of their associated income tax benefits of $1,514,000 and $1,424,000. The corresponding fiscal 2002 period has been presented for comparative purposes.

	2002	2001	2000
	($ in thousands, except per share amounts)		
Reported net income	$29,060	$ 8,829	$25,378
Goodwill amortization, net of tax		2,812	2,372
Adjusted net income	$29,060	$11,641	$27,750
Net income per common share:			
Reported basic	$ .84	$ .26	$ .86
Goodwill amortization, net of tax		.09	.08
Adjusted basic	$ .84	$ .35	$ .94
Reported diluted	$ .77	$ .24	$ .72
Goodwill amortization, net of tax		.08	.07
Adjusted diluted	$ .77	$ .32	$ .79

In accordance with SFAS No. 142, the Company reclassified the long-term deferred income tax liability associated with nondeductible goodwill, resulting in a noncash reduction in goodwill and a corresponding reduction in the deferred income tax liability of $10,166,000. Also in accordance with SFAS No. 142, the Company now presents goodwill separately from other intangibles in the Consolidated Balance Sheet. In addition, the Company reclassified $52,997,000 of acquisition-related intangibles with indefinite lives to goodwill at the beginning of the first quarter of 2002. In accordance with this pronouncement, the corresponding prior year amounts were not retroactively reclassified. The remaining change in goodwill since December 29, 2001 consists of acquisition goodwill.

Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). This pronouncement clarifies certain issues related to SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and develops a single accounting model for long-lived assets to be disposed of. The Company implemented SFAS No. 144 in the first quarter of 2002. The adoption of this pronouncement did not impact the Company's financial position, results of operations or cash flows.

Guarantor's Accounting and Disclosure Requirements for Guarantees Including the Indirect Guarantees of Indebtedness of Others

In January 2003, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The Company does not currently have any indirect guarantees of the indebtedness of others.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation clarifies certain issues related to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and addresses consolidation by business enterprises of the assets, liabilities and results of the activities of a variable interest entity. The Company will be implementing FIN 46 in the first quarter of 2003. Since the Company does not currently have a controlling financial interest in a variable interest entity, the implementation of this pronouncement is not expected to impact the Company's financial position, results of operations or cash flows.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS No. 148) which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company adopted the disclosure provisions of SFAS No. 148 for its annual period ended December 28, 2002.

Financial Condition

Liquidity and Capital Resources

The Company's primary cash needs are to fund working capital requirements, to fund capital expenditures, finance acquisitions of distributors, and to distribute dividends to shareholders. In 2002, the cash required to fund the increase in working capital was $1,135,000. This increase is attributable to an increase in prepaid expenses of $15,177,000, primarily due to increased amounts for self-insurance deposits and prepaid insurance premiums, offset by an increase in accrued payroll and employee benefits of $15,459,000, primarily due to an increase in payroll-related administrative expenses not yet paid at December 28, 2002. The cash required to fund the increase in working capital was $14,297,000 and $28,647,000 in 2001 and 2000, respectively.

The Company made capital expenditures of $46,468,000 during 2002. The Company plans to make capital expenditures totaling approximately $47,000,000 during 2003. Capital expenditures were $40,598,000 and $24,513,000 in 2001 and 2000, respectively.

The Company had no significant distributor acquisitions in 2002 or 2001. In 2000, the Company purchased certain assets of Specialty Frozen Products, L.P. (Specialty) for $18,922,000, as well as the common stock of Cherokee Cream Company, Inc. (Cherokee) for $7,651,000 (purchase price of $7,855,000 net of $204,000 cash acquired). Specialty was the leading independent direct-store-delivery ice cream distributor in the Pacific Northwest. Cherokee, the parent of Sunbelt Distributor, Inc., was the leading independent direct-store-delivery ice cream distributor in Texas.

The Company paid a regular quarterly dividend of $.06 per share of common stock for each quarter of 2002 and 2001, and $.03 per share of common stock for each quarter of 2000. Annual dividend distributions were $8,323,000, $7,042,000 and $4,238,000 in 2002, 2001 and 2000, respectively.

The Company's primary sources of liquidity consist of cash flows from operating activities, financing from the Company's line of credit and long-term debt, and the issuance of common stock under employee stock plans. Net income was $29,060,000, $8,829,000 and $25,378,000 in 2002, 2001 and 2000, respectively. Factors that may affect liquidity in cash flows from operating activities consist of, but are not limited to, increases in product ingredient costs and increases in competitive pressure, which would result in additional promotional expenditures.

On July 25, 2000, the Company entered into a credit agreement with various banks for a revolving line of credit of $240,000,000 with an expiration date of July 25, 2005. The unused portion of the $240,000,000 revolving line of credit was $147,900,000 at December 28, 2002. Offshore borrowings under the line bear interest at LIBOR plus a margin ranging from 0.75 percent to 2.375 percent. Base borrowings under the line bear interest at PRIME plus a margin ranging from zero percent to 1.375 percent. The interest rate on all borrowings under the revolving line of credit was 2.56 percent at December 28, 2002. Future volatility in the cost of borrowing may affect the interest rate and may increase the cost of borrowing under this credit agreement. Proceeds from the long-term line of credit were $34,600,000 and $29,395,000 in 2001 and 2000. Net repayments of the long-term line of credit were $27,999,000 in 2002. Repayments of long-term debt were

$22,186,000 and $18,721,000 in 2001 and 2000. The Company expects to refinance the line of credit when it matures in 2005.

The Company received proceeds of $11,691,000, $7,465,000, and $6,071,000 from the issuance of common stock under employee stock plans in 2002, 2001 and 2000.

As discussed earlier, the Company currently estimates that it will incur total transaction expenses related to the Merger, including costs to be incurred to close the Merger, of approximately $34,000,000. The Company believes that its credit line, along with its liquid resources, internally-generated cash and financing capacity, are adequate to meet both short-term and long-term operating and capital requirements, including the transaction expenses related to the Merger.

Known Contractual Obligations

Known contractual obligations and their related due dates at December 28, 2002 are as follows:

Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter
				(In thousands)			
Long-term debt	$120,672	$ 2,143	$ 2,143	$94,243	$ 8,810	$6,666	$6,667
Operating leases	30,319	10,978	6,413	4,577	3,282	1,777	3,292
Purchase obligations[(1)]	96,405	88,955	7,450				
Total	$247,396	$102,076	$16,006	$98,820	$12,092	$8,443	$9,959

The Company does not have any capital lease obligations or other long-term liabilities.

(1) The Company's purchase obligations are primarily contracts to purchase ingredients used in the manufacture of the Company's products. These contractual commitments are not in excess of expected manufacturing requirements over the next 15 months.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

The Company has long-term debt with both fixed and variable interest rates. As a result, the Company is exposed to market risk caused by fluctuations in interest rates. The following summarizes interest rates on the Company's long-term debt at December 28, 2002:

	Long-Term Debt	Interest Rates
	($ in thousands)	
Fixed Interest Rates:		
Senior notes	$ 28,572	8.06–8.34%
Variable Interest Rates:		
Revolving line of credit	92,100	2.56%
	$120,672	

If variable interest rates were to increase 10 percent, the Company's interest expense would increase approximately $235,000. The senior notes have interest and principal payable semiannually through 2008; the revolving line of credit is due in 2005.

The Company does not have short-term or long-term monetary investments. Additionally, the Company does not transact material business in foreign currencies. As such, the Company is not at risk due to fluctuations in foreign exchange rates.

The primary factor causing volatility in the Company's dairy costs is the price of cream. Under current federal and state regulations and industry practice, the price of cream, a primary ingredient in ice cream, is linked to the price of butter. Over the last 10 years, the price of butter in the United States has averaged $1.15 per pound. However, the market is inherently volatile and can experience large seasonal fluctuations. The Chicago Mercantile Exchange butter market is characterized by very low trading volumes and a limited number of participants. The available futures markets for butter are still in the early stages of development, and do not have sufficient liquidity to enable the Company to fully reduce its exposure to the volatility of the market. However, the Company has proactively addressed this price volatility by purchasing either butter or butter futures contracts with the intent of reselling or settling its positions at the Chicago Mercantile Exchange. In spite of these efforts to mitigate this risk, commodity price volatility still has the potential to materially affect the Company's performance, including, but not limited to, its profitability, cash flow and competitive position.

The Company anticipates that it is likely to incur higher costs for energy at its facilities. The unfavorable cost impact resulting from these price changes cannot yet be quantified. The Company may also experience an interruption of electricity in California during rolling blackouts or at other times. To date, these blackouts have been for short time periods and have had a minimal impact on the Company. In addition, the Company believes that it may continue to incur higher costs for gasoline and there could be risks of shortages. At January and February 2003 price levels, the Company would incur an increase of approximately $1,600,000 in its gasoline costs in 2003 as compared to 2002. A $.10 change in the price per gallon of gasoline would result in a change in annualized gasoline expense of approximately $600,000.

Item 8. *Financial Statements and Supplementary Data.*

The information required by Item 8 is incorporated by reference herein from Part IV, Item 15(a)(1) and (2).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

The information set forth under the captions "Board of Directors — Nominees for Director," "Board of Directors — Continuing Directors," "Security Ownership of Certain Beneficial Owners and Management — Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Compensation — Compensation Committee Interlocks and Insider Participation" and "Matters Submitted to a Vote of Stockholders — Election of Directors" in the Company's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission, and the information contained in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant" is incorporated herein by reference.

Item 11. *Executive Compensation.*

The information set forth under the captions "Executive Compensation" and "Board of Directors — Remuneration of Directors" in the Company's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions.*

The information set forth under the captions "Executive Compensation — Compensation Committee Interlocks and Insider Participation" and "Executive Compensation — Other Relationships" in the Company's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission is incorporated herein by reference.

Item 14. *Controls and Procedures.*

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), within the 90 day period prior to the filing date of this report. Based on their evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of that date.

(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K.*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

		Page
(1)	**Financial Statements:**	
	Consolidated Statement of Income for each of the three years in the period ended December 28, 2002	32
	Consolidated Balance Sheet at December 28, 2002 and December 29, 2001	33
	Consolidated Statement of Changes in Stockholders' Equity for each of the three years in the period ended December 28, 2002	34
	Consolidated Statement of Cash Flows for each of the three years in the period ended December 28, 2002	35
	Notes to Consolidated Financial Statements	36
	Report of Independent Accountants	54
	Financial statements of any other 50 percent or less owned company have been omitted because the Company's proportionate share of income (loss) from continuing operations before income tax provision (benefit) and cumulative effect of change in accounting principle is less than 20 percent of the respective consolidated amounts, and the investment in and advances to any such company is less than 20 percent of consolidated total assets.	
(2)	**Financial Statement Schedule:**	
	Schedule II. Valuation and Qualifying Accounts	55
	All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.	
(3)	**Exhibits:**	
	The exhibits listed in the accompanying exhibit index are filed herein or incorporated by reference to exhibits previously filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K.	56

(b) Reports on Form 8-K

A Current Report on Form 8-K was filed on October 25, 2002 reporting that the parties to the Agreement and Plan of Merger and Contribution, dated as of June 16, 2002 (Merger Agreement), by and among Dreyer's Grand Ice Cream, Inc. (Dreyer's); New Dreyer's, Inc., December Merger Sub, Inc.; Nestlé Holdings, Inc. and NICC Holdings, Inc. entered into an amendment to the Merger Agreement to change the name of the holding company resulting from the transactions contemplated by the Merger Agreement from "Dreyer's Grand Ice Cream, Inc." to "Dreyer's Grand Ice Cream Holdings, Inc."

A Current Report on Form 8-K was filed on November 5, 2002 (as amended on February 4, 2003) to incorporate by reference into the filing of the Registration Statement on Form S-4, the Company's financial statements that give effect to the adoption of the provisions of EITF 01-9 and the transition provisions of paragraph 61 of SFAS No. 142. As a result, the November 5, 2002 Current Report on Form 8-K (as amended on February 4, 2003) includes the information in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8-Financial Statements and Supplementary Data appearing in the Company's Form 10-K for the fiscal year ended December 29, 2001 giving effect to the adoption of the provisions of EITF 01-9 and the transition provisions of paragraph 61 of SFAS No. 142.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended		
	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
	($ in thousands, except per share amounts)		
Net sales	$1,345,957	$1,211,245	$1,040,788
Costs and expenses:			
Cost of goods sold	1,165,518	1,080,889	885,952
Selling, general and administrative	116,050	108,345	105,631
Interest, net of amounts capitalized	7,260	10,833	12,352
Other income, net	(1,071)	(2,405)	(3,758)
Merger transaction expenses	10,561		
	1,298,318	1,197,662	1,000,177
Income before income tax provision	47,639	13,583	40,611
Income tax provision	18,579	4,754	15,233
Net income	29,060	8,829	25,378
Accretion of preferred stock to redemption value		212	462
Preferred stock dividends		348	696
Net income available to common stockholders	$ 29,060	$ 8,269	$ 24,220
Net income per common share:			
Basic	$ .84	$ .26	$ .86
Diluted	$ .77	$ .24	$ .72

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

	Dec. 28, 2002	Dec. 29, 2001
	($ in thousands, except per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,119	$ 1,650
Trade accounts receivable, net	91,268	89,721
Other accounts receivable	13,161	16,116
Inventories	82,831	81,298
Deferred income taxes	1,468	3,547
Prepaid expenses and other	24,026	8,849
Total current assets	213,873	201,181
Property, plant and equipment, net	208,846	198,565
Goodwill, net	84,651	39,114
Other intangibles, net	1,679	55,354
Other assets	3,523	4,475
Total assets	$512,572	$498,689
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 90,534	$ 91,794
Accrued payroll and employee benefits	40,828	25,369
Current portion of long-term debt	2,143	
Total current liabilities	133,505	117,163
Long-term debt, less current portion	118,529	148,671
Deferred income taxes	16,550	24,490
Total liabilities	268,584	290,324
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $1 par value - 10,000,000 shares authorized; no shares issued or outstanding in 2002 and 2001, respectively		
Common stock, $1 par value - 60,000,000 shares authorized; 34,989,000 shares and 34,461,000 shares issued and outstanding in 2002 and 2001, respectively	34,989	34,461
Capital in excess of par	174,126	160,103
Notes receivable from stockholders	(2,179)	(2,546)
Retained earnings	37,052	16,347
Total stockholders' equity	243,988	208,365
Total liabilities and stockholders' equity	$512,572	$498,689

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Capital in Excess of Par	Notes Receivable from Stockholders	(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount				
			(In thousands)			
Balances at December 25, 1999	27,871	$27,871	$ 53,172	$(2,501)	$(4,848)	$ 73,694
Net income for 2000					25,378	25,378
Accretion of preferred stock to redemption value					(462)	(462)
Preferred stock dividends declared					(696)	(696)
Common stock dividends declared					(3,380)	(3,380)
Issuance of common stock under employee stock plans, net	457	457	5,785	(171)		6,071
Repurchases and retirements of common stock	(60)	(60)	(1,485)	388		(1,157)
Tax benefits from employee stock option plans			924			924
Balances at December 30, 2000	28,268	28,268	58,396	(2,284)	15,992	100,372
Net income for 2001					8,829	8,829
Accretion of preferred stock to redemption value					(212)	(212)
Preferred stock dividends declared					(348)	(348)
Common stock dividends declared					(7,914)	(7,914)
Conversion of redeemable convertible preferred stock	5,800	5,800	94,952			100,752
Issuance of common stock under employee stock plans, net	550	550	8,207	(1,292)		7,465
Repurchases and retirements of common stock	(157)	(157)	(3,801)	1,030		(2,928)
Tax benefits from employee stock option plans			2,349			2,349
Balances at December 29, 2001	34,461	34,461	160,103	(2,546)	16,347	208,365
Net income for 2002					29,060	29,060
Common stock dividends declared					(8,355)	(8,355)
Issuance of common stock under employee stock plans, net	583	583	11,137	(29)		11,691
Repurchases and retirements of common stock	(55)	(55)	(2,093)	396		(1,752)
Tax benefits from employee stock option plans			4,979			4,979
Balances at December 28, 2002	34,989	$34,989	$174,126	$(2,179)	$37,052	$243,988

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended		
	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
		($ in thousands)	
Cash flows from operating activities:			
Net income	$ 29,060	$ 8,829	$ 25,378
Adjustments to reconcile net income to cash flows from operations:			
Depreciation and amortization	35,064	35,974	37,479
Deferred income taxes	4,305	(183)	6,665
Impairment of investment in Momentx Corporation	1,093		
Loss on disposal of property, plant and equipment			1,360
Tax benefits from employee stock option plans	4,979	2,349	924
Provision for bad debts on trade accounts receivable			1,602
Changes in assets and liabilities, net of amounts acquired:			
Trade accounts receivable, net	(1,547)	(12,411)	6,607
Other accounts receivable	2,955	1,586	(3,963)
Inventories	(1,533)	(12,497)	(11,044)
Prepaid expenses and other	(15,177)	(1,899)	(236)
Accounts payable and accrued liabilities	(1,292)	10,314	(14,832)
Accrued payroll and employee benefits	15,459	610	(5,179)
	73,366	32,672	44,761
Cash flows from investing activities:			
Purchases of property, plant and equipment	(46,468)	(40,598)	(24,513)
Retirement of property, plant and equipment	2,159	2,181	515
Purchase of certain assets of Specialty Frozen Products, L.P.			(18,922)
Purchase of common stock of Cherokee Cream Company, Inc.			(7,651)
Purchase of other independent distributors and other intangibles	(2,708)	(7,067)	(1,564)
(Increase) Decrease in other assets	(497)	1,832	(4,413)
	(47,514)	(43,652)	(56,548)
Cash flows from financing activities:			
(Repayments of) Proceeds from long-term line of credit, net	(27,999)	34,600	29,395
Repayments of other long-term debt		(22,186)	(18,721)
Issuance of common stock under employee stock plans, net	11,691	7,465	6,071
Repurchases and retirements of common stock	(1,752)	(2,928)	(1,157)
Cash dividends paid	(8,323)	(7,042)	(4,238)
	(26,383)	9,909	11,350
Decrease in cash and cash equivalents	(531)	(1,071)	(437)
Cash and cash equivalents, beginning of year	1,650	2,721	3,158
Cash and cash equivalents, end of year	$ 1,119	$ 1,650	$ 2,721
Supplemental cash flow information:			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 7,757	$ 11,407	$ 12,853
Income taxes (net of refunds)	$ 11,050	$ 1,925	$ 6,400
Supplemental schedule of noncash investing and financing activities:			
Fair value of assets acquired			$ 39,934
Cash paid in connection with acquisitions			(26,777)
Liabilities assumed			$ 13,157
Conversion of redeemable convertible preferred stock to common stock		$100,752	

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company) are engaged primarily in the business of manufacturing and distributing ice cream and other frozen dessert products to grocery and convenience stores, foodservice accounts and independent distributors in the United States.

Segment Information

The Company accounts for its operations geographically for management reporting purposes. These geographic segments have been aggregated for financial reporting purposes due to similarities in the economic characteristics of the geographic segments and the nature of the products, production processes, customer types and distribution methods throughout the United States.

Aggregated net sales consist of net sales of company branded products, including licensed and joint venture products (company brands), and net sales of products distributed for other manufacturers (partner brands) for management reporting purposes. Net sales of company brands were $752,352,000, $707,873,000 and $691,871,000 in 2002, 2001 and 2000, respectively. Net sales of partner brands were $593,605,000, $503,372,000 and $348,917,000 in 2002, 2001 and 2000, respectively.

Note 2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Dreyer's Grand Ice Cream, Inc. and its subsidiaries. All intercompany transactions have been eliminated.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation clarifies certain issues related to Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and addresses consolidation by business enterprises of the assets, liabilities and results of the activities of a variable interest entity. The Company will be implementing FIN 46 in the first quarter of 2003. Since the Company does not currently have a controlling financial interest in a variable interest entity, the implementation of this pronouncement is not expected to impact the Company's financial position, results of operations or cash flows.

Fiscal Year

The Company's fiscal year is a 52-week or 53-week period ending on the last Saturday in December. Fiscal years 2002 and 2001 each consisted of 52 weeks. Fiscal year 2000 consisted of 53 weeks.

Significant Accounting Assumptions and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates include assessing the recoverability of accounts receivable; the adequacy of the valuation allowance for deferred tax assets; the recoverability of goodwill; the adequacy of the Company's liabilities for self-insured health, workers compensation and vehicle plans; and the adequacy of the Company's liabilities for employee bonuses and profit-sharing plan contributions, among others. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Statement Presentation

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Cash Equivalents

The Company classifies financial instruments as cash equivalents if the original maturity of such investments is three months or less.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Cost includes materials, labor, manufacturing overhead, and certain warehouse and distribution expenses.

Butter Investments

Under current federal and state regulations and industry practice, the price of cream, a primary ingredient in ice cream, is linked to the price of butter. In an effort to proactively mitigate the effects of butter price volatility, the Company will periodically purchase butter or butter futures contracts with the intent of reselling or settling its positions in order reduce its exposure to the volatility of this market. Since the Company's investment in butter does not qualify as a hedge for accounting purposes, it "marks to market" its investment at the end of each quarter and records any resulting gain or loss as a decrease or increase in other income (expense), net. The Company first made investments in butter in 2002.

Property, Plant and Equipment

The cost of additions, along with major repairs and improvements, are capitalized, while maintenance and minor repairs are charged to expense as incurred. Property, plant and equipment is depreciated using the straight-line method over the assets' estimated useful lives, generally ranging from two to 35 years. Interest costs relating to capital assets under construction are capitalized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles, including goodwill and distribution rights, for impairment annually or between annual tests if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the assets. If the undiscounted future cash flows of an asset are less than the carrying value, a write-down will be recorded, measured by the amount of the difference between the carrying value and the fair value of the asset. Assets to be disposed of are recorded at the lower of carrying value or fair value less costs to sell. Such assets are not depreciated while held for sale.

Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). This pronouncement clarifies certain issues related to SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and develops a single accounting model for long-lived assets to be disposed of. The Company implemented SFAS No. 144 in the first quarter of 2002. The adoption of this pronouncement did not impact the Company's financial position, results of operations or cash flows.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). This pronouncement requires recognition of goodwill and other identifiable intangible assets with indeterminate lives ("these assets") as long-term assets. Amortization as previously required by Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets", is no longer permitted. In lieu of amortization, these assets are now tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company performs its impairment test on each of its five reporting units. These reporting units correspond to the Company's five geographic segments that it uses to manage its operations. Virtually all of the Company's previous acquisitions (usually regional distributors) were located entirely within a singe reporting unit. Consequently, the Company has been able to specifically assign its goodwill to its reporting units for purposes of impairment testing. The Company estimates the fair market value of its reporting units based on a multiple of their specific pretax earning (after overhead allocations). The Company employs an earning multiple that it believes is the market rate for the valuation of businesses that are equivalent to its reporting units (i.e. size, profitability, cash flow, etc. The Company changed its method of accounting for goodwill and other intangible assets at the beginning of fiscal 2002 and completed its transitional impairment test during the first quarter of 2002 and its annual impairment test in August 2002. The Company has not recorded any impairment charges under SFAS No. 142.

During 2001 and 2000, goodwill and distribution rights were amortized using the straight-line method over their estimated useful lives, ranging from 20 to 36 years. Beginning in 2002, goodwill is no longer amortized. Other intangibles are amortized using the straight-line method over their estimated useful lives, ranging from three to eight years (Note 8).

Revenue Recognition

Revenue is recognized when title and risk of loss have transferred to the customer, the collection of the resulting receivable is reasonably assured, and all significant Company obligations have been satisfied. Revenue from consignment sales is recognized upon purchase of the product by retail customers. The Company provides appropriate provisions for uncollectible accounts.

Shipping and Handling Costs

The Company classifies shipping and handling expenses related to product sales as a cost of goods sold.

Advertising Costs

The Company defers production costs for media advertising and expenses these costs in the period the advertisement is first run. All other advertising costs are expensed as incurred. At December 28, 2002 and December 29, 2001, deferred advertising spending, including consumer promotion spending, in the Consolidated Balance Sheet totaled $940,000 and $1,388,000, respectively. Advertising spending, including consumer promotion spending, was $27,059,000, $30,113,000 and $30,139,000 in 2002, 2001 and 2000, respectively.

Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)

In November 2001, the Emerging Issues Task Force (EITF) of the FASB issued EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (EITF 01-9). This pronouncement requires that discounts (off-invoice promotion and coupons), amounts paid to retailers to advertise a company's products (fixed trade promotion) and fees paid to retailers to obtain shelf space (slotting fees) be recorded as a reduction of revenue.

The Company adopted EITF 01-9 at the beginning of fiscal 2002 and presented the expenses described above of $228,272,000 in accordance with this pronouncement. The Company retroactively reclassified expenses of $188,453,000 and $153,568,000 in 2001 and 2000, respectively. The retroactive reclassification of these expenses resulted in a decrease in total sales and gross profit, along with a corresponding decrease in selling, general and administrative expenses with no effect on net income as previously reported.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be used in future years to offset taxable income.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS No. 148) which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company adopted the disclosure provisions of SFAS No. 148 for its annual period ended December 28, 2002.

The Company accounts for its employee stock option and stock purchase plans (Note 17) using the intrinsic value-based method under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company used the Black-Scholes option pricing model to estimate the fair value per share of options granted during 2002, 2001 and 2000. The assumptions used to compute compensation expense in the pro forma presentation below and to estimate the weighted-average fair market value per share of options granted are as follows:

	2002	2001	2000
Risk-free interest rate	4.70%	5.11%	6.68%
Dividend yield	.61%	.77%	.68%
Volatility	44.28%	44.36%	39.96%
Expected term *(years)*	5.90	5.90	5.90
Weighted average fair market value	$18.35	$14.39	$ 8.31

The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation rather than the intrinsic value-based method provisions of APB Opinion No. 25:

	2002	2001	2000
	(In thousands, except per share amounts)		
Net income-as reported	$29,060	$8,829	$25,378
Deduct: total stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects	23,264	6,208	4,576
Pro forma net income under the fair value-based method	$ 5,796	$2,621	$20,802
Net income per common share:			
Basic-as reported using the intrinsic value-based method	$ .84	$ .26	$ .86
Basic-pro forma using the fair value-based method	$ .17	$ .07	$ .70
Diluted-as reported using the intrinsic value-based method	$ .77	$ .24	$ .72
Diluted-pro forma using the fair value-based method	$ .15	$ .07	$ .59

Total stock-based compensation expense for 2002 was $16,273,000 higher than it would have been had the accelerated vesting of stock options (Note 17) not occurred.

Net Income Per Common Share

Basic net income per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income per common share reflects the additional dilutive effect of the Company's potentially dilutive securities, which include stock options and the redeemable convertible preferred stock.

Net income per common share is computed as follows:

	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
	(In thousands, except per share amounts)		
Income available to common stockholders - basic	$29,060	$ 8,269	$24,220
Add: preferred dividends and accretion		560	1,158
Net income available to common stockholders - diluted	$29,060	$ 8,829	$25,378
Weighted-average shares-basic	34,737	31,633	28,119
Dilutive effect of options	3,031	2,023	1,370
Dilutive effect of preferred stock		2,725	5,800
Weighted-average shares-diluted	37,768	36,381	35,289
Net income per common share:			
Basic	$ .84	$ .26	$ .86
Diluted	$ .77	$ .24	$ .72

Potentially dilutive securities are excluded from the calculations of diluted net income per common share if their inclusion would have an anti-dilutive effect. These anti-dilutive securities, stated in equivalent shares of common stock, consisted of 753,000 and 676,000 stock options at December 29, 2001 and December 30, 2000, respectively. There were no anti-dilutive securities at December 28, 2002.

The redeemable convertible preferred stock was converted to common stock in the second quarter of 2001 (Note 14).

Guarantor's Accounting and Disclosure Requirements for Guarantees Including the Indirect Guarantees of Indebtedness of Others

In January 2003, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The Company does not currently have any indirect guarantees of the indebtedness of others.

Note 3. Merger and Contribution Agreement

The Company entered into an Agreement and Plan of Merger and Contribution, dated June 16, 2002, as amended, (the Merger Agreement), with New December, Inc. (New Dreyer's), December Merger Sub, Inc., Nestlé Holdings, Inc. (Nestlé) and NICC Holdings, Inc. (NICC Holdings), a wholly-owned subsidiary of Nestlé, to combine the Company with Nestlé Ice Cream Company, LLC (NICC), the Nestlé affiliate which holds Nestlé's United States frozen dessert business. The combination will result in both the Company and NICC becoming wholly-owned subsidiaries of New Dreyer's, a Delaware corporation formed by the Company to effect the transactions contemplated by the Merger Agreement (the Merger).

A Registration Statement on Form S-4 was filed by New Dreyer's with the SEC in connection with the Merger and was declared effective on February 14, 2003. A proxy statement/prospectus for a Special Meeting of Stockholders (Special Meeting) to vote on the Merger was mailed on February 18, 2003 to the Company's stockholders of record as of January 29, 2003. On March 20, 2003, the Special Meeting was held and the Company's stockholders approved the Merger Agreement and the Merger.

If the Merger is completed, each stockholder (other than Nestlé and its affiliates) who holds shares of the Company's common stock at the effective time of the Merger will receive one share of Class A Callable Puttable Common Stock of New Dreyer's for each share of the Company's common stock. Subject to the terms and conditions of the amended and restated certificate of incorporation of New Dreyer's, the holders of New Dreyer's Class A Callable Puttable Common Stock will be permitted to sell (put) some or all of their shares to New Dreyer's for $83.00 per share during two periods, the first beginning on December 1, 2005 and ending on January 13, 2006, and the second beginning on April 3, 2006 and ending on May 12, 2006. The New Dreyer's Class A Callable Puttable Common Stock will also be subject to redemption (call) by New Dreyer's at the request of Nestlé at $88.00 per share during a six-month period beginning on January 1, 2007 and ending on June 30, 2007. At the effective time of the Merger, NICC Holdings will contribute all of its ownership interest of NICC to New Dreyer's and will receive in exchange for such contribution, 55,001,299 shares of Class B Common Stock of New Dreyer's. The Class B Common Stock is similar to the Class A Callable Puttable Common Stock, except that it lacks the call and put features and has additional voting rights. The shares of the Company's common stock currently held by Nestlé will be converted into the same number of shares of Class B Common Stock of New Dreyer's. As of December 28, 2002, Nestlé owned approximately 23 percent of the Company's common stock on a diluted basis. If the Merger is completed, Nestlé and its affiliates will own approximately 67 percent of New Dreyer's common stock on a diluted basis.

In addition, if the Merger is completed, each outstanding option to purchase the Company's common stock under the Company's existing stock option plans will, at the completion of the Merger, be converted into an option to acquire:

- prior to the date that New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or prior to the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., that number of shares of New Dreyer's Class A Callable Puttable Common Stock equal to the number of shares of the Company's common stock subject to the option immediately prior to the completion of the Merger, at the price or prices per share in effect immediately prior to the completion of the Merger.

- at or after the date New Dreyer's Class A Callable Puttable Common Stock is redeemed under the call right or after the completion of a short form merger of New Dreyer's with Nestlé or an affiliate of Nestlé S.A., the same consideration that the holder of the options would have received had the holder exercised the stock options prior to the redemption or short form merger and received consideration in respect of the shares of Class A Callable Puttable Common Stock under the redemption or short form merger at the price or prices in effect at that time.

The New Dreyer's stock options will otherwise be subject to the same terms and conditions applicable to the original options to purchase the Company's common stock immediately prior to the completion of the Merger.

Certain regulatory requirements must be satisfied before the Merger is completed. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), and the rules promulgated thereunder by the United States Federal Trade Commission (the FTC), the Merger cannot be completed until notifications have been given and information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the Antitrust Division), and the specified waiting periods have expired or have been terminated. The Company and Nestlé filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on July 3, 2002. On August 2, 2002, the FTC made a request for additional information and documentary material. Both the Company and Nestlé declared substantial compliance with the FTC's request by December 26, 2002. On February 25, 2003, the Company announced that the Company and Nestlé committed to the FTC not to close the Merger without first giving 20 days written notice to the FTC of an intent to close, and that in no event would the parties give such notice to the FTC in a manner that would permit the Merger to close prior to March 31, 2003.

In an effort to address concerns of the FTC arising out of the Merger, on March 3, 2003, the Company and NICC entered into an agreement with Integrated Brands, Inc. (Integrated Brands), a subsidiary of CoolBrands International Inc., for the sale and purchase of certain ice cream assets of Dreyer's and certain distribution assets of NICC (the Sale Agreement). Under the terms of the Sale Agreement, the Company agreed to sell to Integrated Brands the Dreamery® and Whole Fruit™ Sorbet brands and, subject to the receipt of the required consent by Godiva Chocolatier, Inc. (Godiva), to assign the license for the Godiva® ice cream brand, and NICC agreed to sell to Integrated Brands its distribution assets in the states of Oregon, Washington and Florida and in the metropolitan areas of the San Francisco Bay Area, Southern California (Los Angeles and San Diego), Baltimore/Washington, D.C., Philadelphia, Delaware Valley Area (PA) and Central/Southern New Jersey. The Sale Agreement also contemplates that when the sale closes, the parties will enter into other ancillary agreements related to the manufacture and distribution of ice cream products. The sale to Integrated Brands will be completed only if the Merger is completed.

On March 4, 2003, the FTC authorized its staff to commence legal action and seek a preliminary injunction to block the Merger pending trial. The Company, NICC, Nestlé and the FTC are discussing the terms of the proposed sale to Integrated Brands in order to address concerns expressed by the FTC. Depending on the outcome of these discussions, the Company, NICC and Nestlé may agree with the FTC to certain conditions relating to the Sale Agreement or other matters.

A substantial delay in obtaining satisfactory approvals and consents from the FTC to close the Merger or the insistence upon unfavorable terms or conditions by the FTC, such as significant asset dispositions, could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company, or may result in the Company, NICC and Nestlé litigating with a governmental agency, or possibly cause the parties to the Merger Agreement to abandon the Merger. As a result, there can be no assurance that the Merger will close.

Several of the Company's joint venture partners and partner brand manufacturers have rights to terminate their arrangements with the Company upon completion of the Merger, subject to various other terms and conditions. The Company can provide no assurance as to the potential actions of these business partners. Should any of the Company's significant partners or suppliers choose to terminate these arrangements in accordance with their rights to do so following the completion of the Merger, the Company may incur significant decreases in gross profit and/or be required to write-off certain assets as a result of the loss of these business partners. Unilever United States, Inc. (Unilever) has announced that it may decide to sell Ben & Jerry's® through the grocer's warehouse instead of through the Company's distribution system after completion of the Merger. However, under the terms of the Company's agreement with Unilever, Unilever must give the Company at least nine months notice after completion of the Merger to terminate its agreement with the Company.

If the Merger is completed, the Company and NICC will become wholly-owned subsidiaries of New Dreyer's and New Dreyer's will be a publicly-held registrant. The Merger will be accounted for as a reverse acquisition under the purchase method of accounting. For this purpose, NICC will be deemed to be the acquirer and the Company will be deemed to be the acquiree. As a result, the Company is charging to expense all costs related to the Merger as incurred. These expenses totaled $10,561,000 in 2002.

Note 4. Significant Customers

Trade accounts receivable, net at December 28, 2002 and December 29, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Trade accounts receivable	$92,854	$90,745
Allowance for doubtful accounts	1,586	1,024
	$91,268	$89,721

Trade accounts receivable balances at December 28, 2002 and December 29, 2001 for significant customers were as follows:

	2002	2001
	(In thousands)	
Albertson's, Inc.	$ 6,192	$ 5,840
Kroger Co.	6,473	8,209
Safeway, Inc.	11,427	12,052
	$24,092	$26,101

Net sales to customers that accounted for 10 percent or more of net sales were as follows:

	2002	2001	2000
		(In thousands)	
Albertson's, Inc.	$127,468	$123,085	$107,395
Kroger Co.	153,071	143,824	118,562
Safeway, Inc.	147,584	135,152	116,677
	$428,123	$402,061	$342,634

Note 5. Inventories

Inventories at December 28, 2002 and December 29, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Raw materials	$ 7,706	$ 9,099
Finished goods	75,125	72,199
	$82,831	$81,298

Note 6. Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 28, 2002 and December 29, 2001, consisted of the following:

	2002	2001
	(In thousands)	
Self-insurance claim deposits and prepaid insurance premiums	$18,741	$3,007
Butter investments	1,195	
Other	4,090	5,842
	$24,026	$8,849

During 2002, the Company recorded losses from butter investments of $3,069,000 which were recorded as Other income, net on the Consolidated Statement of Income. During 2001 and 2000, the Company made no investments in butter.

Note 7. Property, Plant and Equipment

Property, plant and equipment, net at December 28, 2002 and December 29, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Machinery and equipment	$266,844	$244,620
Buildings and improvements	98,832	90,461
Office furniture and fixtures	6,960	6,414
	372,636	341,495
Less: Accumulated depreciation and amortization	200,544	183,562
	172,092	157,933
Land	15,580	15,698
Construction in progress	21,174	24,934
	$208,846	$198,565

Interest capitalized relating to capital assets under construction was $847,000, $821,000 and $527,000 in 2002, 2001 and 2000, respectively. Depreciation expense for property, plant and equipment was $34,028,000, $30,685,000 and $32,204,000 in 2002, 2001 and 2000, respectively.

Note 8. Goodwill and Other Intangibles

The Company adopted SFAS No. 142 at the beginning of fiscal 2002. In accordance with SFAS No. 142, the Company reclassified the long-term deferred income tax liability associated with nondeductible goodwill, resulting in a noncash reduction in goodwill and a corresponding reduction in the deferred income tax liability of $10,166,000. Also in accordance with SFAS No. 142, the Company now presents goodwill separately from other intangibles in the Consolidated Balance Sheet. In addition, the Company reclassified $52,997,000 of acquisition-related intangibles with indefinite lives to goodwill at the beginning of the first quarter of 2002. In accordance with this pronouncement, the corresponding prior year amounts were not retroactively reclassified.

The following pro forma table illustrates the effect on 2001 and 2000 net income available to common stockholders and the related per share amounts if SFAS No. 142 had been adopted on the first day of fiscal 2000. The pro forma adjustments reversing the effect of amortization on acquisition-related intangibles with indefinite lives (including goodwill, distribution rights and assembled workforce) of $4,326,000 and $3,796,000, in 2001 and 2000, respectively, are presented net of their associated income tax benefits of $1,514,000 and $1,424,000. The corresponding fiscal 2002 period has been presented for comparative purposes.

	2002	2001	2000
	($ in thousands, except per share amounts)		
Reported net income	$29,060	$ 8,829	$25,378
Goodwill amortization, net of tax		2,812	2,372
Adjusted net income	$29,060	$11,641	$27,750
Net income per common share:			
Reported basic	$ .84	$ .26	$ .86
Goodwill amortization, net of tax		.09	.08
Adjusted basic	$ .84	$ .35	$ .94
Reported diluted	$ .77	$ .24	$ .72
Goodwill amortization, net of tax		.08	.07
Adjusted diluted	$ .77	$ .32	$ .79

The gross carrying amount and related accumulated amortization of other intangibles at December 28, 2002 and December 29, 2001 consisted of the following:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Distribution rights	$2,000	$ 728	$87,814	$35,216
Product formulation	4,239	4,239	4,239	4,239
Assembled workforce			2,438	369
Covenants not to compete	825	534	825	354
Trademark	618	502	618	402
	$7,682	$6,003	$95,934	$40,580

Fiscal 2002 amortization expense of other intangibles totaled $679,000. Future estimated amortization expense of other intangibles at December 28, 2002 are as follows:

	(In thousands)
Year ending:	
2003	$ 617
2004	514
2005	479
2006	69
2007	
	$1,679

Goodwill, net at December 28, 2002 and December 29, 2001 consisted of the following:

	(In thousands)
Balance as of December 31, 2000	$ 36,551
Goodwill acquired during year	4,512
Amortization expense	(1,949)
Balance as of December 29, 2001	39,114
Acquisition-related intangibles subsumed into Goodwill	52,997
Deferred income tax liability	(10,166)
Goodwill acquired during year	2,706
Balance as of December 28, 2002	$ 84,651

Note 9. Investment in Momentx Corporation

At December 29, 2001, the Company had a $1,093,000 investment in Momentx Corporation (Momentx), included in long-term Other assets. Momentx is an e-market solution provider for the dairy, food and beverage industries. The Company followed the cost method of accounting for this investment since its ownership interest represented less than three percent of the outstanding common stock. During the second quarter of 2002, the Company determined that Momentx's shortfalls to its business plan, which plan called for a substantial acceleration of its sales growth which did not occur, negatively impacted the recovery of the Company's investment. The Company therefore recorded a $1,093,000 impairment charge which is included as a component of Other income, net, in the 2002 Consolidated Statement of Income.

Note 10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 28, 2002 and December 29, 2001, consisted of the following:

	2002	2001
	(In thousands)	
Accounts payable	$18,826	$20,366
Accrued liabilities	71,708	71,428
	$90,534	$91,794

Note 11. Income Tax Provision (Benefit)

The income tax provision (benefit) consisted of the following:

	2002	2001	2000
		(In thousands)	
Current:			
Federal	$12,382	$4,155	$ 7,691
State	1,892	782	877
	14,274	4,937	8,568
Deferred:			
Federal	4,595	451	6,325
State	(290)	(634)	340
	4,305	(183)	6,665
	$18,579	$4,754	$15,233

The net deferred income tax liability as of December 28, 2002 and December 29, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Net deferred income tax assets – current:		
Net operating loss carryforwards	$ 70	$ 270
Accrued employee benefits	1,396	1,479
Tax credit carryforwards	2,164	3,027
Merger transaction expenses	2,057	
Other	(2,162)	(1,229)
Valuation allowance for Merger transaction expenses	(2,057)	
	1,468	3,547
Net deferred income tax liabilities — noncurrent:		
Intangible assets and related amortization	(3,011)	(12,272)
Depreciation	(14,398)	(13,035)
Other	1,163	817
Valuation allowance for Momentx impairment	(304)	
	(16,550)	(24,490)
	$(15,082)	$(20,943)

The federal statutory income tax rate is reconciled to the Company's effective income tax rate as follows:

	2002	2001	2000
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.2	0.7	2.0
Tax credits	(0.7)	(2.5)	(0.7)
Valuation allowance	4.6		
Other	(2.1)	1.8	1.2
	39.0%	35.0%	37.5%

At December 28, 2002, the Company had deferred tax assets relating to tax credit carryforwards totaling $2,164,000 that expire between 2015 and 2022. Utilization of these tax credit carryforwards may be limited in the event of a change in ownership of the Company. No valuation allowance for these assets has been recorded because the Company believes that it is more likely than not that these carryforwards will be used in future years to offset taxable income.

In fiscal 2002, the Company recorded a valuation allowance of $2,361,000 related both to certain potentially nondeductible Merger transaction expenses and to the impairment of the Company's investment in Momentx Corporation. Management believes it is more likely than not that the deferred tax assets associated with these transactions will not be used in future years to offset taxable income.

Note 12. Long-Term Debt

Long-term debt at December 28, 2002 and December 29, 2001 consisted of the following:

	2002	2001
	(In thousands)	
Revolving line of credit with banks, due 2005 with interest payable at seven different interest rate options	$ 92,100	$120,100
Senior notes, with principal due through 2008 and interest payable semiannually at rates ranging from 8.06 percent to 8.34 percent	28,572	28,571
	120,672	148,671
Less: Current portion	2,143	
	$118,529	$148,671

The aggregate annual maturities of long-term debt as of December 28, 2002 are as follows:

	(In thousands)
Year ending:	
2003	$ 2,143
2004	2,143
2005	94,243
2006	8,810
2007	6,666
Later years	6,667
	$120,672

Revolving Line of Credit

The Company has a credit agreement with certain banks for a total revolving line of credit of $240,000,000. Offshore borrowings under the line bear interest at LIBOR plus a margin ranging from 0.75 percent to 2.375 percent. Base borrowings under the line bear interest at PRIME plus a margin ranging from zero percent to 1.375 percent. The interest rate on the revolving line of credit was 2.56 percent at December 28, 2002. The Company's revolving line of credit agreement prohibits the declaration and payment of dividends in excess of $10,000,000 and $15,000,000 in 2001 and 2002, respectively, and in excess of $20,000,000 in each of the years 2003, 2004 and 2005. The unused portion of the $240,000,000 revolving line of credit was $147,900,000 at December 28, 2002.

Fair Value of Financial Instruments

As of December 28, 2002 and December 29, 2001, the fair value of the Company's long-term debt was determined to approximate the carrying amount. The fair value was based on quoted market prices for the same or similar issues or on the current rates offered to the Company for a term equal to the same remaining maturities.

Under its long-term debt obligations, the Company is subject to various financial covenant requirements, including the dividend restrictions discussed above. The Company is in compliance with its financial covenants.

Note 13. Leasing Arrangements

The Company conducts certain of its operations from leased facilities, which include land and buildings, production equipment, and certain vehicles. All of these leases expire within a period of nine years (including renewal options) except one that has 85 years remaining (including renewal options). Certain of these leases include non-bargain purchase options.

Future minimum rental payments required under noncancelable operating leases with terms in excess of one year at December 28, 2002 are as follows:

	(In thousands)
Year ending:	
2003	$10,978
2004	6,413
2005	4,577
2006	3,282
2007	1,777
Later years	3,292
	$30,319

Rental expense under all operating leases, both cancelable and noncancelable, was $16,961,000, $15,546,000 and $12,750,000 in 2002, 2001 and 2000, respectively.

Note 14. Redeemable Convertible Preferred Stock

On October 3, 1997, the Series B preferred stock was converted into a total of 1,008,000 shares of redeemable convertible Series A preferred stock (Series A), redeemable on June 30, 2001. The Series A preferred stock was converted by the holder into 5,800,000 shares of common stock in the second quarter of 2001. Up to the conversion date, Series A preferred stockholders were paid dividends at a rate equal to the amount they would receive as if the shares were converted into comparable shares of common stock. Upon conversion, the redeemable convertible preferred shares were cancelled and returned to the pool of preferred shares authorized for issuance.

Pursuant to the terms of the Merger Agreement (Note 3), if the Merger is completed, there will be no shares of, or rights to acquire the Company's preferred stock.

Note 15. Common Stock

Dividends

The Company paid a regular quarterly dividend of $.06 per share of common stock for each quarter of 2002 and 2001, and $.03 per share of common stock for each quarter of 2000. During 1987, the Board of Directors declared a dividend of one Preferred Stock Purchase Right (the Rights) for each outstanding share of common stock. Under certain conditions, the Rights become exercisable for the purchase of the Company's preferred or common stock.

Pursuant to the terms of the Merger Agreement (Note 3), if the Merger is completed, there will be no shares of, or rights to acquire, the Company's preferred stock.

Note 16. Employee Benefit Plans

The Company maintains a defined contribution retirement plan (pension plan) for employees not covered by collective bargaining agreements. The pension plan provides retirement and other benefits based upon the assets of the plan held by the trustee. The Company contributed five percent of the eligible participants' annual compensation to the plan during 2002, 2001 and 2000. The Company also maintains a salary deferral plan (401(k) plan) under which it may make a matching contribution of a percentage of each participant's annual deferred salary amount.

Pension expense and 401(k) matching contributions under these plans were approximately $10,633,000, $8,155,000 and $6,978,000 in 2002, 2001 and 2000, respectively. The Company's liability for accrued pension contributions and 401(k) matching contributions was $10,711,000 and $8,237,000 at December 28, 2002 and December 29, 2001, respectively.

Pension expense for employees covered by multi-employer retirement plans under collective bargaining agreements was $1,119,000, $1,135,000 and $1,031,000 in 2002, 2001 and 2000, respectively.

Note 17. Employee Stock Plans

The Company offers various stock option plans, a Section 423 Employee Stock Purchase Plan and an Employee Secured Stock Purchase Plan to certain employees.

Stock Option Plans

The Company has two stock option plans under which options may be granted for the purchase of the Company's common stock at a price not less than 100 percent of the fair market value at the date of grant, and a third plan which has expired. The non-qualified stock option plan (the 1992 Plan) provides that options are not exercisable until after two years from the date of grant and expire upon death or termination of employment. The qualified stock option plan (the 1993 Plan), under which granted options may be either incentive stock options or non-qualified stock options, provides that options expire no later than 10 years from the date of grant. This plan also provides that most of the terms of the options, such as vesting, are within the discretion of the compensation committee, comprised of certain members of the Company's Board of Directors.

The Company's stock option plans provide for an immediate vesting of all options under the plans in the event of an approval by the Board of Directors of an event which will cause a change in control of the Company. Accordingly, when the Company's Board of Directors approved the Merger Agreement (Note 3), all unvested stock options under both plans became fully vested. In connection with the Merger, certain officers and employees entered into employment agreements that included a provision that waived their rights to this accelerated vesting of their stock options which were unvested at the time the Board of Directors approved the Merger Agreement (the deferred options). If the Merger is not completed, the employment agreements and waivers will terminate and the deferred options will become immediately exercisable.

In May 1999, the stockholders approved an amendment to the 1993 Plan to increase the number of shares reserved for issuance thereunder from 4,400,000 to 6,400,000. In May 2001, the stockholders approved an additional amendment to the 1993 Plan to increase the number of shares reserved for issuance thereunder by 848,425 shares on the date of each annual meeting of stockholders, beginning with the 2001 annual meeting and ending with the 2005 annual meeting. However, because of the pending Merger, no shares will be reserved for issuance on the date of the 2003 annual meeting. If the Merger is not completed, then the Company will reserve 848,425 shares for issuance annually through 2005 to comply with the terms of the 1993 Plan (as amended). Options available for grant under the incentive stock option plan (the 1982 Plan) expired during 2000.

Stock options exercisable were 5,345,000, 3,427,000 and 3,001,000 at year-end 2002, 2001 and 2000, respectively. These stock options were exercisable at weighted-average prices per share of $18.70, $15.10 and $14.84 in 2002, 2001 and 2000, respectively.

The activity in the three stock option plans for each of the three years in the period ended December 28, 2002 follows:

	Options Available for Grant	Options Outstanding	Weighted-Average Price Per Share
	(In thousands, except per share amounts)		
Balances at December 25, 1999	1,713	5,073	$14.91
Granted	(988)	988	17.80
Exercised		(162)	14.84
Canceled	118	(118)	16.01
Expired	(253)		
Balances at December 30, 2000	590	5,781	15.38
Authorized	848		
Granted	(780)	780	31.02
Exercised		(403)	13.50
Canceled	15	(15)	20.49
Balances at December 29, 2001	673	6,143	17.48
Authorized	848		
Granted	(695)	695	39.58
Exercised		(494)	18.73
Canceled	12	(12)	25.49
Balances at December 28, 2002	838	6,332	19.79

Pursuant to the terms of the Merger Agreement (Note 3), no additional options or awards with respect to the Company's common stock can be granted under the Company's stock option plans. If the Merger is completed, the 838,000 options available for grant at December 28, 2002, will not be granted. However, if the Merger is not completed or the Merger Agreement either expires or is terminated, these options will become available for future grant.

Significant option groups outstanding at December 28, 2002 and related weighted-average exercise price per share and life information follows:

	Options Outstanding			Options Outstanding	
Exercise Price Range	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Life (Years)	Options Exercisable	Weighted-Average Exercise Price
	(In thousands, except years and per share amounts)				
$ 9.75-13.75	1,981	$12.47	4.8	1,785	$12.48
14.09-19.75	2,360	16.12	5.1	2,137	15.99
21.44-31.13	1,332	27.38	6.9	995	26.67
39.40-46.50	659	39.59	9.1	428	39.69
	6,332			5,345	

Section 423 Employee Stock Purchase Plan

Under the Section 423 Employee Stock Purchase Plan, employees may authorize payroll deductions of up to 10 percent of their compensation for the purpose of acquiring shares of the Company's common stock at 85 percent of the market price determined at the beginning of a specified 12-month period. Under this plan, employees purchased 72,000 shares at prices ranging from $25.43 to $25.50 per share in 2002, 86,000 shares at prices ranging from $16.89 to $18.81 per share in 2001 and 136,000 shares at prices ranging from $10.36 to $14.50 per share in 2000. Compensation cost based on the fair value of the employees' purchase rights was not material in 2002, 2001 and 2000.

Pursuant to the terms of the Merger Agreement (Note 3), if the Merger is completed, the plan will be terminated according to its terms following the completion of the last offering period. From the date of the Merger Agreement until the date that the Merger is completed, or the date the Merger Agreement either expires or is terminated, no new enrollment period will be offered to the Company's employees.

Employee Secured Stock Purchase Plan

Under the Employee Secured Stock Purchase Plan, on specified dates employees may purchase shares of the Company's common stock at fair market value by paying 20 percent of the purchase price in cash and the remaining 80 percent of the purchase price in the form of a non-recourse promissory note with a term of 30 years. These notes have been classified as a reduction of stockholders' equity. Under this plan, employees purchased 17,000 shares at a price of $38.64 per share in 2002, 61,000 shares at prices ranging from $27.40 to $32.69 per share in 2001 and 125,000 shares at prices ranging from $17.00 to $23.50 per share in 2000.

Pursuant to the terms of the Merger Agreement (Note 3), if the Merger is completed, this plan will be terminated pursuant to its terms. Until that time, no additional opportunities to purchase the Company's common stock will be offered to the participants thereunder. From the date of the Merger Agreement until the date that the Merger is completed, or the date the Merger Agreement either expires or is terminated, employees will not be permitted to purchase the Company's common stock under this plan.

Note 18. Acquisitions

Specialty Frozen Products, L.P.

On September 29, 2000, the Company acquired certain assets of Specialty Frozen Products, L.P. (Specialty), which was the leading independent direct-store-delivery ice cream distributor in the Pacific Northwest. The cost of this acquisition, which was accounted for as a purchase, was $20,182,000, of which $18,922,000 was paid in 2000. The $20,182,000 was comprised of $15,550,000 for the purchase of certain assets and a total of $4,632,000 in legal and other costs. The results of Specialty are included in the Company's Consolidated Statement of Income from the date of acquisition. In connection with this transaction, the Company recorded approximately $13,054,000 of goodwill, distribution rights and other intangibles.

Cherokee Cream Company, Inc.

On February 9, 2000, the Company acquired the remaining 84 percent of the outstanding common stock of Cherokee Cream Company, Inc. (Cherokee), the parent of Sunbelt Distributors, Inc., the leading independent direct-store-delivery ice cream distributor in Texas. The Company paid $7,651,000 (purchase price of $7,855,000 net of $204,000 cash acquired) in this transaction that has been accounted for as a purchase. The results of Cherokee are included in the Company's Consolidated Statement of Income from the date of acquisition. In connection with this transaction, the Company recorded $15,269,000 of goodwill, distribution rights, and other intangibles.

Note 19. Commitments and Contingencies

The Company is engaged in various legal actions as both plaintiff and defendant. Management believes that the outcome of these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company's purchase obligations are primarily contracts to purchase ingredients used in the manufacture of the Company's products. These contractual commitments are not in excess of expected manufacturing requirements over the next 15 months. Future minimum purchase obligations for the next five years and thereafter at December 28, 2002 total approximately $96,405,000. Of this amount, approximately $88,955,000 is payable in 2003 and approximately $7,450,000 is payable in 2004.

Note 20. Selected Quarterly Financial Data (Unaudited)

	Net sales[3]	Gross profit[3]	Net Income (Loss) Available to Common Stockholders[1],[2]	Per Common Share[4] Basic	Per Common Share[4] Diluted
	(In thousands, except per share data)				
2002					
1st Quarter	$ 290,414	$ 28,253	$ 1,310	$ .04	$ .04
2nd Quarter	376,811	53,946	11,686	$ .34	$ .31
3rd Quarter	383,598	55,974	10,334	$ .30	$ .27
4th Quarter	295,134	42,266	5,730	$ .16	$ .15
	$1,345,957	$180,439	$29,060		
2001					
1st Quarter	$ 239,413	$ 22,623	$(4,886)	$(.17)	$(.17)
2nd Quarter	335,424	42,098	6,935	$ .24	$ .20
3rd Quarter	361,636	40,616	6,048	$ .18	$ .17
4th Quarter	274,772	25,019	172	$ .00	$ .00
	$1,211,245	$130,356	$ 8,269		

(1) Net income (loss) for 2001 has been reduced by preferred stock dividends and accretion of the preferred stock to its redemption value.

(2) Fiscal 2002 results include $10,561,000 of Merger transaction expenses. In addition, fiscal 2002 results do not include goodwill amortization because, on January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which requires that goodwill and other indefinite-lived intangible assets no longer be amortized. Other income, net for fiscal 2002 includes $3,069,000 of losses from butter trading activities and a $1,093,000 impairment charge on an investment in Momentx Corporation.

(3) As a result of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", certain expenses previously classified as selling, general and administrative expenses are now recorded as a reduction of net sales beginning in the first quarter of 2002. In accordance with this pronouncement, the net sales and gross profit amounts reflect these retroactive reclassifications which had no effect on net income (loss) as previously reported.

(4) The number of weighted-average shares outstanding used in the quarterly computation of net income (loss) per common share increases and decreases as shares are issued and repurchased during the year. In addition, the number of weighted-average shares outstanding can also vary each quarter due to the exclusion of securities that would have an anti-dilutive effect. For these reasons, the sum of net income (loss) per common share for the quarters may not be the same as the net income (loss) per common share for the year.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Dreyer's Grand Ice Cream, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Dreyer's Grand Ice Cream, Inc. and its subsidiaries at December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the financial statements, the Company changed its method of accounting for goodwill and other intangible assets in the first quarter of 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Francisco, California
March 28, 2003

SCHEDULE II

DREYER'S GRAND ICE CREAM, INC.

VALUATION AND QUALIFYING ACCOUNTS
(Table in thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Fiscal year ended December 30, 2000:				
Allowance for doubtful accounts	$ 5,715[2]	$2,175[4]	$ 5,279[1],[3]	$ 2,611[4]
Accumulated amortization of goodwill, distribution rights, and other intangibles, and other assets	38,783	5,275	—	44,058
Restructuring and other accruals	389	—	389	—
	$44,887	$7,450	$ 5,668	$46,669
Fiscal year ended December 29, 2001:				
Allowance for doubtful accounts	$ 2,611[4]	$ 587	$ 2,174[1],[5]	$ 1,024
Accumulated amortization of goodwill, distribution rights, and other intangibles, and other assets	44,058	5,289	—	49,347
	$46,669	$5,876	$ 2,174	$50,371
Fiscal year ended December 28, 2002:				
Allowance for doubtful accounts	$ 1,024	$ 884	$ 322[1]	$ 1,586
Accumulated amortization of goodwill, distribution rights, and other intangibles, and other assets	49,347	1,036	42,661[6]	7,722
	$50,371	$1,920	$42,983	$ 9,308

(1) Write-off of receivables considered uncollectible.

(2) Includes a bad debt allowance of $5,000,000 for trade accounts receivable from an independent distributor in Texas.

(3) Includes the write-off of trade accounts receivable from an independent distributor in Texas referred to in (2) above.

(4) Includes a bad debt provision of $1,602,000 for uncollectible receivables from the bankruptcy of a major grocery retailer in the Northeast.

(5) Includes the write-off of trade accounts receivable from a major grocery retailer in the Northeast referred to in (4) above.

(6) Includes acquisition-related intangibles subsumed into Goodwill.

(c) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2.1	Stock and Warrant Purchase Agreement dated as of May 6, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestlé Holdings, Inc. (Exhibit 2.1(11)).
2.2	First Amendment to Stock and Warrant Purchase Agreement dated as of June 14, 1994 by and between Dreyer's Grand Ice Cream, Inc. and Nestlé Holdings, Inc., amending Exhibit 2.1 (Exhibit 2.1(12)).
2.3	Agreement and Plan of Merger and Contribution, dated as of June 16, 2002, Amendment No. 1 thereto, dated as of October 25, 2002, and Amendment No. 2 thereto, dated as of February 5, 2003 (attached as Annex A to the definitive proxy statement filed by Dreyer's Grand Ice Cream, Inc. on February 18, 2003) (25).
3.1	Certificate of Incorporation of Dreyer's Grand Ice Cream, Inc., as amended, including the Certificate of Designation of Series A Convertible Preferred Stock, as amended, setting forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of such series of Preferred Stock and the Certificate of Designation of Series B Convertible Preferred Stock, as amended, setting forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of such series of Preferred Stock (Exhibit 3.1(12)).
3.2	Certificate of Designation, Preferences and Rights of Series A Participating Preference Stock (Exhibit 3.2(13)).
3.3	By-laws of Dreyer's Grand Ice Cream, Inc., as last amended May 2, 1994 (Exhibit 3.2(12)).
4.1	Amended and Restated Rights Agreement dated March 4, 1991 between Dreyer's Grand Ice Cream, Inc. and Bank of America, NT & SA (Exhibit 10.1(4)).
4.2	Registration Rights Agreement dated as of June 30, 1993 among Dreyer's Grand Ice Cream, Inc., Trustees of General Electric Pension Trust, and GE Investment Private Placement Partners, I and General Electric Capital Corporation (Exhibit 4.1(8)).
4.3	Amendment to Registration Rights Agreement dated May 6, 1994 by and among Dreyer's Grand Ice Cream, Inc., Trustees of General Electric Pension Trust, GE Investment Private Placement Partners, I and General Electric Capital Corporation, amending Exhibit 4.2 (Exhibit 4.1(10)).
4.4	First Amendment to Amended and Restated Rights Agreement dated as of June 14, 1994 between Dreyer's Grand Ice Cream, Inc. and First Interstate Bank of California (as successor Rights Agent to Bank of America NT & SA), amending Exhibit 4.1 (Exhibit 4.1(12)).
4.5	Registration Rights Agreement dated as of June 14, 1994 between Dreyer's Grand Ice Cream, Inc. and Nestlé Holdings, Inc. (Exhibit 4.2(12)).
4.6	Second Amendment to Amended and Restated Rights Agreement dated March 17, 1997 between Dreyer's Grand Ice Cream, Inc. and ChaseMellon Shareholder Services, LLC, (as successor Rights Agent to Bank of California), amending Exhibit 4.1 (Exhibit 10.1 (16)).
4.7	Third Amendment to Amended and Restated Rights Agreement dated May 15, 1997 between Dreyer's Grand Ice Cream, Inc. and ChaseMellon Shareholder Services, LLC, as Rights Agent, amending Exhibit 4.1 (Exhibit 10.1 (18)).
10.1	Agreement dated September 18, 1978 between Dreyer's Grand Ice Cream, Inc. and Kraft, Inc. (Exhibit 10.8 (1)).
10.2	Agreement and Lease dated as of January 1, 1982 and Amendment to Agreement and Lease dated as of January 27, 1982 between Jack and Tillie Marantz and Dreyer's Grand Ice Cream, Inc., (Exhibit 10.2 (13)).
10.3*	Form of Indemnification Agreement between Dreyer's Grand Ice Cream, Inc. and each officer and director of Dreyer's Grand Ice Cream, Inc. (Exhibit 10.47(2)).
10.4	Assignment of Lease dated as of March 31, 1989 among Dreyer's Grand Ice Cream, Inc., Smithway Associates, Inc. and Wilsey Foods, Inc. (Exhibit 10.52(3)).

Exhibit Number	Description
10.5	Amendment of Lease dated as of March 31, 1989 between Dreyer's Grand Ice Cream, Inc. and Smithway Associates, Inc., as amended by letter dated April 17, 1989 between Dreyer's Grand Ice Cream, Inc. and Wilsey Foods, Inc., amending Exhibit 10.4 (Exhibit 10.53(3)).
10.6*	Dreyer's Grand Ice Cream, Inc. Stock Option Plan (1992) (Exhibit 10.35(9)).
10.7*	Description of Dreyer's Grand Ice Cream, Inc. Incentive Bonus Plan (Exhibit 10.57(6)).
10.8*	Dreyer's Grand Ice Cream, Inc. Income Swap Plan (Exhibit 10.38(9)).
10.9	Letter Agreement dated August 4, 1995 between Dreyer's Grand Ice Cream, Inc. and Smithway Associates, Inc., amending Exhibits 10.2 and 10.4 (Exhibit 10.29(14)).
10.10	April 1996 Amendment to Commerce Lease dated April 23, 1996 between Dreyer's Grand Ice Cream, Inc. and Smithway Associates, Inc., amending Exhibits 10.2 and 10.4 (Exhibit 10.29(17)).
10.11	Letter Agreement dated April 23, 1996 between Dreyer's Grand Ice Cream, Inc. and Smithway Associates, Inc., amending Exhibits 10.2 and 10.4 (Exhibit 10.30(17)).
10.12	$15,000,000 7.68% Series A Senior Notes Due 2002, $15,000,000 8.06% Series B Senior Notes Due 2006 and $20,000,000 8.34% Series C Senior Notes Due 2008: Form of Note Agreement dated as of June 6, 1996 between Dreyer's Grand Ice Cream, Inc. and each of The Prudential Insurance Company of America, Pruco Life Insurance Company, and Transamerica Life Insurance and Annuity Company (Exhibit 10.1(15)).
10.13	First Amendment dated as of November 17, 1998 to Note Purchase Agreements dated as of June 6, 1996 between Dreyer's Grand Ice Cream, Inc. and each of The Prudential Insurance Company of America, Pruco Life Insurance Company, and Transamerica Life Insurance and Annuity Company, amending Exhibit 10.12. (Exhibit 10.37 (19)).
10.14	Credit Agreement dated as of July 25, 2000 among Dreyer's Grand Ice Cream, Inc., or the Banks party to the agreement, Bank of America, N.A. as Agent for the Banks, as Swing Line Bank and as Letter of Credit Issuing Bank; Union Bank of California, N.A. as Syndication Agent and Banc of America Securities LLC as Lead Arranger and Book Manager (Exhibit 10.1 (20)).
10.15**	Distribution Agreement dated as of October 10, 2000 by and between Dreyer's Grand Ice Cream, Inc. and Ben & Jerry's Homemade, Inc. and First Amendment to 2000 Distribution Agreement dated as of January 19, 2001 (Exhibit 10.22(23)).
10.16*	Dreyer's Grand Ice Cream, Inc. Stock Option Plan (1993), as amended (Exhibit 10.23 (23)).
10.17	First Amendment dated April 19, 2001 to Credit Agreement dated as of July 25, 2000 among Dreyer's Grand Ice Cream, Inc., the banks party to this agreement, Bank of America, N.A. as Agent for the Banks, as Swing Line Bank and as Letter of Credit Issuing Bank; Union Bank of California, N.A. as Syndication Agent and Banc of America Securities LLC as Lead Arranger and Book Manager, amending Exhibit 10.14 (Exhibit 10.1 (21)).
10.18	Second Amendment dated as of September 26, 2001 to Note Purchase Agreements dated as of June 6, 1996 between Dreyer's Grand Ice Cream, Inc. and each of the Prudential Insurance Company of America, Pruco Life Insurance Company, and Transamerica Life Insurance and Annuity Company, amending Exhibit 10.16 to the 2000 Annual Report on Form 10-K, amending Exhibit 10.13 (Exhibit 10.1 (22)).
10.19	Second Amendment dated October 18, 2002 to Credit Agreement dated as of July 25, 2000 among Dreyer's Grand Ice Cream, Inc., the banks party to this agreement, Bank of America, N.A. as Agent for the Banks, as Swing Line Bank and as Letter of Credit Issuing Bank; Union Bank of California, N.A. as Syndication Agent and Banc of America Securities LLC as Lead Arranger and Book Manager. (Exhibit 10.1 (24)).
21	Subsidiaries of Registrant.
23	Consent of Independent Accountants.
99.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
99.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Indicates a management contract or compensatory plan or arrangement, as required by Item 14(a)(3).

** Confidential treatment requested and granted as to certain portions of this exhibit. The term "confidential treatment" and the mark "*" used throughout the indicated exhibit means that material has been omitted and separately filed with the Commission.

(1) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Registration Statement on Form S-1 and Amendment No. 1 thereto, filed under Commission File No. 2-71841 on April 16, 1981 and June 11, 1981, respectively.

(2) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1988 filed on March 31, 1989.

(3) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 30, 1989 filed on March 30, 1990.

(4) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed on March 20, 1991.

(5) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 29, 1990 filed on March 29, 1991.

(6) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 26, 1992 filed on March 26, 1993.

(7) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed on June 25, 1993.

(8) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended on June 26, 1993 filed on August 10, 1993.

(9) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 25, 1993 filed on March 25, 1994.

(10) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 1994 filed on May 10, 1994.

(11) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed on May 9, 1994.

(12) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 25, 1994 filed on August 9, 1994.

(13) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994 filed on March 30, 1995.

(14) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 30, 1995 filed on March 29, 1996.

(15) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1996 filed on August 13, 1996.

(16) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K/A filed on March 21, 1997.

(17) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 28, 1996 filed on March 28, 1997.

(18) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Current Report on Form 8-K filed on May 19, 1997.

(19) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 26, 1998 filed on March 26, 1999.

(20) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 23, 2000 filed on November 7, 2000.

(21) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 filed on May 15, 2001.

(22) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 filed on November 13, 2001.

(23) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Annual Report on Form 10-K for the year ended December 30, 2000 filed on March 30, 2001.

(24) Incorporated by reference to the designated exhibit to Dreyer's Grand Ice Cream, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002 filed on November 13, 2002.

(25) Incorporated by reference to Annex A to the definitive proxy statement filed by Dreyer's Grand Ice Cream, Inc. on February 18, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DREYER'S GRAND ICE CREAM, INC.

BY: /s/ T. GARY ROGERS

(T. GARY ROGERS)
Chairman of the Board and
Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ T. GARY ROGERS (T. Gary Rogers)	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2003
/s/ WILLIAM F. CRONK, III (William F. Cronk, III)	President and Director	March 28, 2003
/s/ EDMUND R. MANWELL (Edmund R. Manwell)	Secretary and Director	March 28, 2003
/s/ TIMOTHY F. KAHN (Timothy F. Kahn)	Vice President — Finance and Administration and Chief Financial Officer (Principal Financial Officer)	March 28, 2003
/s/ JEFFREY P. PORTER (Jeffrey P. Porter)	Corporate Controller (Principal Accounting Officer)	March 28, 2003
/s/ JAN L. BOOTH (Jan L. Booth)	Director	March 28, 2003
/s/ ROBERT A. HELMAN (Robert A. Helman)	Director	March 28, 2003
/s/ M. STEVEN LANGMAN (M. Steven Langman)	Director	March 28, 2003
/s/ JOHN W. LARSON (John W. Larson)	Director	March 28, 2003
/s/ TIMOTHY P. SMUCKER (Timothy P. Smucker)	Director	March 28, 2003

Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act:

Not applicable.

CERTIFICATIONS

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, T. Gary Rogers, certify that:

1. I have reviewed this annual report on Form 10-K of Dreyer's Grand Ice Cream, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ T. GARY ROGERS

T. Gary Rogers
Chairman of the Board of Directors and
Chief Executive Officer

Dated: March 28, 2003

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Timothy F. Kahn, certify that:

1. I have reviewed this annual report on Form 10-K of Dreyer's Grand Ice Cream, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ TIMOTHY F. KAHN

Timothy F. Kahn
Vice President — Finance and Administration and Chief Financial Officer

Dated: March 28, 2003

If you have any inquiries about the Company or your stockholder account, please write to:

William C. Collett
Treasurer
Dreyer's Grand Ice Cream, Inc.
5929 College Avenue
Oakland, California 94618